
10011622

Great Living–
It's What We Do®









Associated Estates 2009 Annual Report



Associated Estates

Great Living – It's What We Do®

We believe Associated Estates is well positioned to continue its sector-leading performance because of our strategy of measured growth and financial discipline, combined with the favorable fundamentals of the apartment business.



Associated Estates Realty Corporation (NYSE: AEC, NASDAQ: AEC) is a real estate investment trust (REIT) headquartered in Richmond Heights, Ohio, and is a leading owner and operator of apartment communities. The Company's origins go back more than 40 years, when its predecessors first began developing apartment communities. As of March 22, 2010, Associated Estates directly or indirectly owned, managed or was a joint venture partner in 49 multifamily communities in eight states containing a total of 12,366 units.

TOTAL RETURN PERFORMANCE

The line graph below compares the cumulative total return of a hypothetical investment in the Company's common shares with the cumulative total return of a hypothetical investment in each of the indices defined below. The comparison is based on the respective market prices of each investment on the dates shown below, assuming an initial investment of $100 on December 31, 2004, and the reinvestment of dividends.



Index Value
$200
150
100
50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Associated Estates Realty Corporation
Russell 3000
NAREIT All Equity REIT Index
Custom Peer Group*

Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Associated Estates Realty Corporation	$100.00	$96.73	$152.93	$110.02	$113.94	$155.81
Russell 3000	100.00	106.12	122.80	129.11	80.94	103.88
NAREIT All Equity REIT Index	100.00	112.16	151.49	127.72	79.53	101.79
Custom Peer Group*	100.00	113.59	158.62	115.31	85.50	111.40

*Custom peer group includes: Apartment Investment and Management Company (AIV), AvalonBay Communities (AVB), BRE Properties, Inc. (BRE), Camden Property Trust (CPT), Colonial Properties Trust (CLP), Equity Residential (EQR), Essex Property Trust, Inc. (ESS), Home Properties, Inc. (HME), Mid-America Apartment Communities, Inc. (MAA), Post Properties, Inc. (PPS), and UDR, Inc. (UDR).

Source: SNL Financial LC, Charlottesville, VA

It's What We Do

Great Performance



Duluth, Georgia

This annual report contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including, but not limited to, preliminary expectations regarding our 2010 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the document. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty that could cause our actual results to differ from estimates or projections contained in these forward-looking statements. For a discussion of these risks and uncertainties, see the "Risk Factors" section of the enclosed annual financial report.

Dear Fellow Shareholders:

The near-cataclysmic events of the past two years shook every business and caused many of us to question our own better judgment. Yet in many respects at Associated Estates it was like a bad dream that you awake from and realize that everything is all right.

Of course what happened in the capital markets was very real and very scary. The problems are far from over, and there are certainly lessons to be learned from these events that none of us should ever forget. But for Associated Estates, it's business as usual as we enter 2010 and look to the future.

I've been asked a number of times how we made it through as well as we did. It goes back to 2003 and 2005, when we developed and refined our strategic plan. Although the planning was intense, the strategy was simple:

- We would focus on improving our balance sheet and managing risk.
- We would invest in our people and systems.
- We would sell properties mainly in the Midwest at low cap rates and use the proceeds to pay down debt, buy back stock and invest in our properties.
- We would also selectively buy properties in faster-growing markets, but we would not overpay in the pursuit of growth.

When the crisis hit, we were prepared. When the credit markets seized, we had adequate capital available and manageable debt maturities. When apartment leasing became highly competitive, our properties were in top shape. When the hottest markets were exposed as overbuilt, we had only minimal exposure. When things got scary, we had an experienced, dedicated and committed management team in place. It's who we are. It's what we do.

I wish I could say I was smart enough to have seen the trouble coming and that, knowing what was about to unfold, we took defensive steps to protect ourselves. I didn't see it coming, but it didn't matter because we were prepared. Despite everything, we once again generated top-tier 2009 operating performance, and as of December 31, 2009, our total return to our shareholders for the past 3- and 5-year periods was the best of all the apartment REITs.



Jeffrey I. Friedman, Chairman, President and CEO

INVESTING IN OUR PORTFOLIO

One thing we didn't do in 2009 was buy anything – not because we didn't want to, but because we had the discipline not to overpay. So the number of units we own didn't increase, but don't think for a minute we weren't focused on growing what we had. Our operations team appreciated, more than ever, the importance of well-maintained properties. As many of our competitors appeared to cut back on property-level expenses, we maintained our recurring, non-recurring and revenue-enhancing capital expenditures at historically high levels. This paid off, as many of our properties command some of the highest rents in their respective markets.

FAVORABLE TRENDS FORESEEN

The primary driver of apartment demand is household formation. Never have the numbers and trends been more compelling for sustained strong occupancy. Potential

Atlanta, Georgia

Great Locations


5-YEAR TOTAL SHAREHOLDER RETURN
AEC 55.0%
MAA 53.2%
HME 49.0%
AVB 31.5%
ESS 20.6%
EQR 18.1%
CPT 4.1%
BRE 0.6%
Avg. 11.0%
-5.6% UDR
-21.7% AIV
-29.3% PPS
-43.6% CLP

Source: KeyBanc Capital Markets, data as of December 31, 2009



It's What We Do



Aurora, Ohio



Columbus, Ohio



Duluth, Georgia

apartment dwellers that historically considered buying are now choosing to hold off purchasing and are renting. However, even with strong demand, given the weak job market, we continue to struggle to raise rents. Like most businesses, pricing drives earnings, and until the economy begins to add jobs, apartment operators will trade pricing for occupancy. Current expectations for our portfolio are for noticeable improvement in the second half of 2010, and we should begin to see the results from increasing rents in the first half of 2011.

As for acquisitions, we expect to see more apartment properties coming to market in 2010. With our current financial flexibility, we are well positioned to move quickly and capitalize on opportunities as we find them, but we don't feel compelled to buy anything. We believe our proven track record and our "franchise value" have positioned us to get a good look when the deals do start to happen.

FINANCIAL FLEXIBILITY

Perhaps the toughest lesson many companies learned in 2009 was the risk of excessive debt and short-term debt maturities. We addressed our modest 2009 maturities early last year. We entered 2010 with ample availability on our $150 million unsecured credit facility. Our long-term maturities are well laddered and the majority of our debt is at fixed rates. We have only $21 million of remaining debt maturities in 2010, and very manageable debt maturities in 2011 and 2012.

In January 2010, we further strengthened our balance sheet with a $55 million equity offering. As another measure of our financial flexibility, we now have 22 unencumbered properties with an estimated market value of approximately $320 million. Our debt to the undepreciated cost of our real estate is now at 51 percent, in line with the average of the other apartment REITs. We continue to focus on improving our debt service and fixed charge coverage ratios.

Our dividend continues to be attractive. Our FFO payout ratio is in line with most of the other apartment REITs. While more than half of our peers reduced their dividend in 2009, we maintained ours. Moreover, given today's market conditions and our expectations for this year, our Board is prepared to draw on our ample liquidity to continue the current dividend level in the event our dividend exceeds our funds available for distribution in 2010.

UNLOCKING SHAREHOLDER VALUE

In addition to our dividend yield and increased financial strength, another primary attraction of Associated Estates as an investment is that, by most measures, our stock trades at a substantial discount to our net asset value ("NAV") per share. We define NAV per share as the current

It is because of our people that we are able to say Great Living – It's What We Do.®

Each quarter, we honor one All-Star employee selected from nominations submitted by co-workers, residents, prospects and vendors. These employees go above and beyond what's expected to make every interaction "great," and we're honored to feature them in this year's annual report.



Elizabeth Junco, Assistant Property Manager, Windsor Pines (Pembroke Pines, FL)

DEBT TO GROSS REAL ESTATE ASSETS


PPS 36.3%
AVB 47.8%
CPT 48.1%
CLP 48.5%
ESS 50.1%
AEC 50.6%
EDR 50.9%
MAA 51.6%
UDR 54.3%
BRE 54.3%
HME 58.8%
AIV 58.9%
Avg. 50.9%

Source: Company 2009 financials except AEC, which is as of March 15, 2010



West Palm Beach, Florida



Shawn McClendon, Service Technician Perimeter Lakes (Dublin, OH)

Norfolk, Virginia



Richmond, Virginia

Great People

It's What We Do



Carly Buresti, Property Manager, Saw Mill Village (Columbus, OH)



Richmond, Virginia

value of our assets less our liabilities, divided by the total shares outstanding.

Some of the principal factors that analysts tell us account for that discount are: 1) our small market cap; 2) our leverage; and 3) our concentration in the Midwest markets. We believe we have taken the right steps to address these issues. Our recent equity offering, our first since 1997, reduced our leverage, increased our float and enabled a number of dedicated REIT investors to take a new position in our stock.

As to our property portfolio, perceptions often lag reality. Since 2005 we have disposed of 31 properties (mostly in the Midwest) with an average age of 24 years. We acquired six properties (all outside the Midwest) averaging six years in age. We have one of the youngest portfolios in the industry. The percentage of NOI we derive from the Midwest has declined to 57 percent. We also like to think that the recent volatility in apartment fundamentals has given REIT investors a new appreciation for the stability, or said another way, the lack of volatility associated with our well-chosen suburban apartment properties located in high barrier to entry submarkets in the "no-boom, no-bust" Midwest.

PEOPLE, PROCESS, PORTFOLIO

In the past I have often talked about the three P's – People, Process and Portfolio. But 2009 was really the story of the two P's – our People and our Plan. We had a well-thought-out strategic plan in place and a seasoned management team to implement it. The apartment business is more than capital allocation and positive-spread investing. It is management-intensive and requires a hands-on approach to have the best chance of success. This is where we see an advantage for Associated Estates over the next few years.

Our commitment to building a strong team of professionals goes back many years. Our investment in the Associated Estates Academy for Career Development began in 2006. We have continually added to the curriculum and staff, and we regularly evaluate how this program impacts property level performance and our bottom line. We supplemented this people-centric focus with a sophisticated compensation structure that emphasizes pay for performance and aligns every employee's goals with our strategic objectives. We believe this has paid off for our shareholders and our employees.

I am proud of our team, and I thank them for their hard work and dedication. Their efforts truly helped Associated Estates not only survive the most difficult economic environment in recent history, but emerge even stronger. They are the ones who turn our brand statement into reality every day: Great Living – It's What We Do.®

We know that as we keep raising the bar, expectations will be higher. We have established aggressive goals, but we know we have the right team, a strong and competitive portfolio, a proven strategy, and best-in-class systems to deliver top-tier results once again.

Thank you for your continued interest in Associated Estates.

Sincerely,



Jeffrey I. Friedman
Chairman, President and
Chief Executive Officer
March 22, 2010



Orlando, Florida


AVERAGE ANNUAL NOI GROWTH, 2004-2010
AEC 2.5%
HME 2.4%
UDR 1.9%
ESS 1.8%
MAA 1.6%
AIV 1.6%
CLP 1.6%
AVB 1.4%
EQR 1.4%
Avg. 1.5%
BRE 0.9%
CPT 0.4%
-0.1% PPS
Same-store NOI performance is the average of as-reported figures for the respective periods from 2004 to 2009 and midpoint of 2010 guidance.
Source: Company financials, Green Street Advisors


Gahanna, Ohio


Indianapolis, Indiana

It's What We Do
Great Living


Battle Creek, Michigan




Orlando, Florida

Shareholder Information

CORPORATE HEADQUARTERS
1 AEC Parkway
Richmond Heights, Ohio 44143-1500
216-261-5000
Toll Free: 800-440-2372

ANNUAL MEETING
The annual meeting of shareholders of Associated Estates Realty Corporation will be held on May 5, 2010, at 10:00 a.m. Eastern Daylight Time at:
Renaissance Cleveland Hotel
24 Public Square
Cleveland, Ohio 44113

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Cleveland, Ohio

LEGAL COUNSEL
Baker & Hostetler LLP
Cleveland, Ohio

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Wells Fargo Bank
Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075-1139
Phone: 800-468-9716

CORPORATE GOVERNANCE
Information regarding the guidelines, policies and charters that govern the Company's Board of Directors, the committees of its Board of Directors and its executive officers can be found on the Company's Web site at AssociatedEstates.com. From the Company's home page, click on Investors, then Corporate Governance.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The Company maintains a Dividend Reinvestment and Stock Purchase Plan for registered shareholders. Details of the Plan are available by contacting the Company or the transfer agent.

COPY OF FORM 10-K
Additional information, including a copy of the Company's Form 10-K filed with the Securities and Exchange Commission, may be obtained by contacting Investor Relations in writing or by phone at the corporate headquarters address or telephone number listed on this page, or through the Company's Web site on the Internet at AssociatedEstates.com.

INVESTOR RELATIONS
As a service to our shareholders and prospective investors, automatic e-mail notification of press releases, SEC filings and Associated Estates' daily closing stock price are available by enrolling in these services through the Investors section of AssociatedEstates.com.

STOCK LISTING
New York Stock Exchange (NYSE)
National Association of Securities Dealers Automated Quotations (NASDAQ)
Symbols: AEC (Common Shares)
AECPRB (Class B Cumulative Redeemable Preferred Shares)


AEC
LISTED
NYSE
AEC
NASDAQ
LISTED

The number of holders of record of the Company's common shares at March 15, 2010, was 872. The high and low closing sale prices of the Company's common shares for each quarter in 2009 and 2008, as reported by the New York Stock Exchange, and quarterly dividends paid, are shown below.

2009	High	Low	Dividends Declared Per Share
1st Quarter	$ 8.75	$ 4.87	$ 0.17
2nd Quarter	$ 6.71	$ 5.08	$ 0.17
3rd Quarter	$10.21	$ 5.16	$ 0.17
4th Quarter	$11.27	$ 8.98	$ 0.17
			$ 0.68

2008	High	Low	Dividends Declared Per Share
1st Quarter	$12.16	$ 8.30	$ 0.17
2nd Quarter	$13.47	$10.71	$ 0.17
3rd Quarter	$14.88	$10.97	$ 0.17
4th Quarter	$13.06	$ 6.35	$ 0.17
			$ 0.68

National Association of Real Estate Investment Trusts®
REITs: Building Dividends and Diversification®


Associated Estates
Great Living – It's What We Do®

ASSOCIATED ESTATES REALTY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

The 2010 annual meeting of shareholders of Associated Estates Realty Corporation will be held at the Renaissance Cleveland Hotel, 24 Public Square, Cleveland, Ohio 44113, on Wednesday, May 5, 2010, at 10:00 a.m., local time, for the following purposes:

1. To elect seven directors, each to hold office for a one-year term and until his successor has been duly elected and qualified;

2. To approve an amendment to our Second Amended and Restated Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000, which results in an increase in the total number of authorized shares from 50,000,000 to 100,000,000;

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2010; and

4. To transact all other business that properly comes before the meeting.

Only shareholders of record at the close of business on March 15, 2010, are entitled to receive notice of and to vote at the meeting or any postponement or adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope. The principal address of Associated Estates Realty Corporation is 1 AEC Parkway, Richmond Heights, Ohio 44143.

By order of the Board of Directors
Martin A. Fishman
Secretary

Dated: April 2, 2010

YOUR VOTE IS IMPORTANT, PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 5, 2010.

The Proxy Statement, Annual Report to Shareholders and Proxy Card are available at http://ir.AssociatedEstates.com/annual-proxy.cfm

You can help us make a difference by eliminating paper proxy mailings. With your consent, we will provide all future proxy materials electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive shareholder materials electronically will remain in effect until canceled.

TABLE OF CONTENTS

ASSOCIATED ESTATES REALTY CORPORATION
1 AEC Parkway
Richmond Heights, Ohio 44143

PROXY STATEMENT

Our Board of Directors is sending you this proxy statement to ask for your vote as a shareholder of Associated Estates Realty Corporation (the "Company") on certain matters to be voted on at the upcoming annual meeting of shareholders, which will be held at the Renaissance Cleveland Hotel, 24 Public Square, Cleveland, Ohio 44113, on Wednesday, May 5, 2010, at 10:00 a.m., local time. We are mailing this proxy statement and the accompanying notice and proxy, along with our Annual Report to Shareholders, on or about April 2, 2010.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting of Shareholders?

At the Company's annual meeting of shareholders, shareholders will vote upon matters outlined in the accompanying notice of meeting, including the election of seven directors, an amendment to our Articles of Incorporation to increase the number of authorized common shares and total authorized shares and a proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2010. We are not aware of any other matter that will be presented for your vote at the meeting.

When and Where Is the Meeting?

The meeting will be held at the Renaissance Cleveland Hotel, 24 Public Square, Cleveland, Ohio 44113, on Wednesday, May 5, 2010, at 10:00 a.m., local time. Parking is available at the Renaissance Cleveland Hotel.

Who Is Entitled to Vote?

Only shareholders of record at the close of business on the record date, March 15, 2010, are entitled to receive notice of and to vote the common shares that they held on the record date at the meeting, or any postponement or adjournment of the meeting. Each outstanding common share entitles such shareholder to cast one vote on each matter to be voted on. As of the record date, the Company had outstanding 22,349,302 common shares.

Who Can Attend the Meeting?

Only shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), your name does not appear in the Company's records and you will need to bring a copy of your brokerage statement reflecting your ownership of common shares as of the record date.

Can My Broker Vote My Shares Without My Instructions?

Whether your bank, broker or other nominee holding your shares may vote without your instruction depends on the matter being voted upon. When brokers do not receive voting instructions from a customer, they are permitted to, and generally do, exercise discretionary voting authority with respect to the customer's shares on "routine" matters being voted on at a meeting. If there are non-routine matters also being voted upon at the same meeting, the broker is not permitted to exercise discretionary voting authority on such matters, and the shares voted by the broker in its discretion on routine matters are considered "broker non-votes" with respect to the non-routine matters.

Beginning this year, the election of directors is a non-routine matter, and accordingly brokers may not exercise discretionary voting authority for the election of directors, so your instruction to your broker on how you want your shares voted is very important. The Company has been advised that the proposal to approve an amendment to our Second Amended and Restated Articles of Incorporation to increase the number of authorized common shares and total authorized shares and the proposal to ratify the appointment of PricewaterhouseCoopers, LLP as the Company's independent registered public accounting firm are considered routine matters.

What Constitutes a Quorum?

A quorum for the transaction of business at the meeting requires the presence, either in person or by proxy, of the holders of a majority of the common shares outstanding on the record date. Proxies received by the Company but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of establishing a quorum.

What Vote Is Required to Approve each Proposal Assuming that a Quorum Is Present at the Meeting?

Proposal One: Election of Directors. The seven director nominees who receive the greatest number of affirmative votes will be elected directors. Votes withheld and broker non-votes will not count for or against any nominee for director.

Proposal Two: Approval of an Amendment to our Second Amended and Restated Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000, which results in an increase in the total number of authorized shares from 50,000,000 to 100,000,000. The proposal to approve the amendment to our Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000 and the total number of authorized shares from 50,000,000 to 100,000,000 requires the affirmative vote of the holders of a majority of our outstanding common shares. If you abstain from voting on this proposal, it will have the same effect as a vote "against" this proposal. If your shares are held in a brokerage account and you do not provide voting instructions, your broker has the discretion to vote your shares on this proposal.

Proposal Three: Ratification of the Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm. The Audit Committee plans to reappoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit our financial statements for the Company's fiscal year 2010. Although ratification is not required, the Board of Directors is submitting this appointment to our shareholders for ratification as a matter of good corporate practice. See page 30 under "Proposal Three" for additional information. A majority of the votes of shares present in person or by proxy and entitled to vote is required for the approval of this proposal. If you abstain from voting on this proposal, it will have the same effect as a vote "against" this proposal. If your shares are held in a brokerage account and you do not provide voting instructions, your broker has the discretion to vote your shares on this proposal.

How Do I Vote?

If your shares are registered in your name, then you are a "registered holder" and you may vote in person at the meeting or by proxy. If you decide to vote by proxy, you may do so in any one of the following three ways:

By Telephone: You may call the toll-free number printed on your proxy card. Follow the simple instructions and use the personalized control number printed on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Telephone voting is available 24 hours a day. If you vote by telephone, you do not need to return your proxy card.

Over the Internet: You may visit the web site printed on your proxy card. Follow the simple instructions and use the personalized control number printed on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Internet voting is available 24 hours a day. If you vote over the Internet, you do not need to return your proxy card.

By Mail: You may mark, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope.

If you own shares beneficially through a bank, broker or otherwise, the institution that holds your shares will enclose voting instructions when sending our proxy statement to you.

If you hold shares through the AERC 401(k) Savings Plan and Trust, you will receive voting instructions from that plan's administrator, which may have a different deadline for determining the manner in which such shares will be voted.

Each proxy that is received timely, properly signed and not subsequently revoked will be voted at the meeting in accordance with the directions of the shareholder. If a proxy is properly signed but incomplete or if you do not provide instructions, the proxy will be voted: 1) **FOR** the election of each nominee as set forth under "Proposal One: Election of Directors" to serve as a director of the Company; 2) **FOR** the proposal to approve the amendment to our Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000, which results in an increase in the total number of authorized shares from 50,000,000 to 100,000,000; 3) **FOR** the ratification of the appointment of the Company's independent registered public accounting firm; and 4) pursuant to the discretion of the appointed proxies for any other action properly brought before the meeting or any postponement or adjournment thereof.

Can I Revoke My Proxy?

You may revoke or change your vote at any time before your proxy has been exercised by filing a written notice of revocation or a duly executed proxy bearing a later date with the Company at the Company's principal address indicated on the attached Notice of Annual Meeting of Shareholders, or by giving notice of revocation to the Company in open meeting. However, your presence at the annual meeting of shareholders alone will not be sufficient to revoke your previously granted proxy.

How Will the Proxy Solicitation Be Conducted?

This solicitation of proxies is made by and on behalf of the Board of Directors. We have hired Georgeson, Inc. to help us send out the proxy materials and assist with the process. The cost of the solicitation of your proxy, which will be approximately $13,000, will be borne by the Company. In addition to solicitation of proxies by mail and electronically, officers and regular employees of the Company may solicit proxies in person, by telephone or facsimile. These officers and employees will not receive any additional compensation for their participation in the solicitation.

Can I Receive the Proxy Materials Electronically?

Yes. The Company is pleased to offer shareholders the choice to receive all future proxy statements, proxy cards and annual reports electronically over the Internet. Choosing electronic delivery will save the Company the costs of printing and mailing these materials. If you are a shareholder of record and would like to receive these materials electronically in the future, you can consent to electronic delivery by following the instructions on your proxy card.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the annual meeting of shareholders, unless you specify otherwise, the common shares represented by your proxy will be voted to re-elect Messrs. Adams, Delaney, Friedman, Gibbons, Milstein, Schoff and Schwarz. Each director elected will serve until the next annual meeting of shareholders and until his successor is elected and qualified.

If for any reason any of the nominees is not a candidate at the time of the election (which is not expected), the common shares represented by your proxy will be voted for the election of a substitute nominee designated by the Board of Directors as recommended by the Nominating and Corporate Governance Committee.

The following table contains information with respect to each nominee:

Nominees for Election at the Annual Meeting of Shareholders

Name	Age	Principal Occupation	Director Since
Albert T. Adams	59	Partner, Baker & Hostetler LLP	1996
James M. Delaney	75	Consultant, AON Risk Services	1999
Jeffrey I. Friedman	58	Chairman of the Board, President and Chief Executive Officer of the Company	1993
Michael E. Gibbons	57	Senior Managing Director and Principal, Brown Gibbons Lang & Company L.P.	2004
Mark L. Milstein	47	Project Manager, J. Holden Construction	1993
James A. Schoff	64	Special Advisor to the Chairman of Developers Diversified Realty Corporation	2006
Richard T. Schwarz	58	Limited Partner, Edgewater Capital Partners	1994

Business Experience of Directors

Albert T. Adams has been a partner of the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, and has been associated with the firm since 1977.

James M. Delaney has served as a consultant to AON Risk Services, a risk management firm, since 1997. Mr. Delaney served as office managing partner of Deloitte & Touche, Cleveland, Ohio, from 1989 until his retirement in June 1997, having joined its predecessor firm in 1958.

Jeffrey I. Friedman has been Chairman of the Board and Chief Executive Officer of the Company since its organization in July 1993, and served as the Company's President from the Company's organization to February 2000 and again since December 2002. In 1974, Mr. Friedman joined the Company's predecessor, Associated Estates Corporation, an owner and manager of multifamily residential apartment communities. Mr. Friedman is the brother-in-law of Mark L. Milstein.

Michael E. Gibbons has been the Senior Managing Director and Principal of Brown Gibbons Lang & Company L.P., a Cleveland-based investment banking firm, since its inception in 1989. Mr. Gibbons also currently serves on the Board of Directors of Preformed Line Products, an international designer and manufacturer of overhead and underground network products and systems.

Mark L. Milstein has been a project manager for J. Holden Construction, a construction company, since 1999. Mr. Milstein was President of Adam Construction Company, a general contractor, from 1993 to 1999 and a Senior Project Manager for Adam Construction Company from 1988 to 1993. Mr. Milstein is the brother-in-law of Jeffrey I. Friedman.

James A. Schoff has served as Special Advisor to the Chairman of Developers Diversified Realty Corporation ("DDR"), a shopping center real estate investment trust, since 2004. Mr. Schoff also served as Executive Vice President and Chief Operating Officer of DDR from 1993 to 1998, Vice Chairman and Chief Investment Officer of DDR from 1998 to 2002, and Senior Investment Officer of DDR from 2002 to 2003.

Richard T. Schwarz has been a limited partner of Edgewater Capital Partners, a private equity investment firm, and a member of its board of operating advisors since July 2003. In 1998, he co-founded Sycamore Partners LLC, a Cleveland-based investment and advisory firm focused on investing in businesses in northeast Ohio. Prior to forming Sycamore, he was Director and President of Laurel Industries, Inc., a privately held chemical manufacturer and a subsidiary of Occidental Petroleum Corporation. Mr. Schwarz is currently Chairman of the Board of Directors of Nine Sigma, Inc., a privately held technology company.

The Board of Directors recommends that shareholders vote FOR the nominees for election set forth above.

Board Meetings and Attendance

The Board of Directors held four meetings in 2009. In 2009, each member of the Board of Directors attended all of the meetings of the Board of Directors and the committees of which he was a member. The Company has a policy requiring director attendance at all Board of Directors meetings, absent unusual circumstances. The Company expects its directors to attend the annual meeting of shareholders (which is usually held the same day as a meeting of the Board of Directors). Michael E. Gibbons was out of the country and unable to attend the 2009 annual shareholders meeting, however Mr. Gibbons participated telephonically in the meeting of the Board of Directors held that same day. All of the Company's other directors attended the 2009 annual shareholders meeting.

DIRECTOR COMPENSATION

Employees of the Company who are also directors are not paid any director fees. Compensation for non-employee directors includes the following:

- An annual retainer fee of $45,000, paid in quarterly installments;
- An additional annual retainer fee of $7,500, paid in quarterly installments, to the respective Chairs of the Executive Compensation, Finance and Planning and Nominating and Corporate Governance Committees;
- An additional annual retainer fee of $15,000, paid in quarterly installments, to the Chair of the Audit Committee; and
- An additional annual retainer of $7,500, paid in quarterly installments, to the lead director.

Non-employee directors are eligible for restricted share grants and stock option grants, which may be awarded from time to time by the Board of Directors. During 2009, each non-employee director received a grant of 7,962 restricted shares issued on May 6, 2009. The closing price of the Company's common shares on the date of that grant was $6.28. The Company maintains a non-qualified deferred compensation plan for directors (the "Directors' Deferred Compensation Plan"). Each non-employee director has the opportunity to elect to defer fees earned in cash and/or equity awards into an account. The amount of fees and equity awards are converted to share units. These units are valued based on the Company's share price and accrue dividend equivalents. Distributions from each participant's account are made in accordance with the instructions set forth by the participant at the time he elects to defer his compensation. Because the value of a director's account balance is determined by reference to the Company's share price and because dividend equivalents received are equal to the dividend declared on the Company's common shares, there are no above-market earnings on deferred compensation account balances. Effective on January 1, 2010, the Directors' Deferred Compensation Plan was amended to provide that distributions from the plan commencing after December 31, 2010 will be settled by issuance of the Company's common shares. Distributions with a commencement date of December 31, 2010 or prior, will be settled in cash.

The following table sets forth the compensation paid to the Company's non-employee directors during fiscal year 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Albert T. Adams	52,500	50,000	102,500
James M. Delaney	60,000	50,000	110,000
Michael E. Gibbons	52,500	50,000	102,500
Mark L. Milstein	45,000	50,000	95,000
James A. Schoff	45,000	50,000	95,000
Richard T. Schwarz	60,000	50,000	110,000

(1) In 2009, Messrs. Adams, Gibbons and Schoff elected to defer the fees earned in cash into the Directors' Deferred Compensation Plan. Share units held for the account of each director under the Directors' Deferred Compensation Plan are disclosed in footnote (2) to the "Security Ownership of Certain Beneficial Owners and Management" table on page 26.

(2) A grant of 7,962 restricted shares was issued to each non-employee director on May 6, 2009, and the closing price of the Company's common shares on that date was $6.28. The amounts reflect the fair value of the award calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP. Assumptions used in the calculation of these amounts are included in Note 15 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K, for the year ended December 31, 2009, filed with the Securities & Exchange Commission (the "SEC") on February 25, 2010. Messrs. Adams, Delaney, Gibbons, Milstein and Schoff elected to defer their restricted share award into the Directors' Deferred Compensation Plan. Share units held for the account of each director under the Directors' Deferred Compensation Plan are disclosed in footnote (2) to the "Security Ownership of Certain Beneficial Owners and Management" table on page 26.

The Company has adopted share ownership guidelines for members of the Board of Directors. The guidelines provide that each director owns Company common shares or common share equivalents having a value at least equal to such director's annual retainer (including committee retainers) and that once that level is achieved, such guidelines shall be deemed to have been satisfied without regard to any fluctuation in value in the Company's common shares. All of the members of the Board of Directors have met this ownership guideline.

CORPORATE GOVERNANCE

The Board of Directors adopted Corporate Governance Guidelines to assist the Board of Directors in the exercise of its responsibilities and to serve the best interests of the Company and its shareholders. A copy of the Company's Corporate Governance Guidelines is posted on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Codes of Ethics

Code of Ethics for Senior Financial Officers. The Company has a Code of Ethics for Senior Financial Officers that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, "Senior Financial Officers") of the Company. The code requires Senior Financial Officers to act with honesty and integrity; to endeavor to provide information that is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or submits to, the SEC and other public filings or communications made by the Company; to endeavor to comply faithfully with all laws, rules and regulations of federal, state and local governments and all applicable private or public regulatory agencies; to proactively promote ethical behavior among peers and subordinates in the workplace and to promptly report to the Audit Committee any violation or suspected violation of the Code of Ethics for Senior Financial Officers. The Code of Ethics for Senior Financial Officers is posted on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations. Any waiver of any provision of the Code of Ethics for Senior Financial Officers may only be made by the Audit Committee or the Board of Directors and will be promptly disclosed in a filing on Form 8-K with the SEC or, subject to satisfaction of any condition established by the SEC, by posting on the Company's web site.

Code of Business Conduct and Ethics. The Company has a Code of Business Conduct and Ethics that applies to all employees, officers and directors of the Company. The Code of Business Conduct and Ethics includes provisions covering compliance with laws and regulations, insider trading practices, conflicts of interest, confidentiality, protection and proper use of Company assets, accounting and recordkeeping, corporate opportunities, fair competition and fair dealing, business gifts and entertainment, payments to government personnel and the reporting of illegal or unethical behavior. The Code of Business Conduct and Ethics is posted on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations. Any waiver of any provision of the Code of Business Conduct and Ethics granted to an executive officer or director may only be made by the Board of Directors or a Committee of the Board of Directors authorized to do so and will be promptly disclosed as required by applicable laws or New York Stock Exchange ("NYSE") listing standards.

Independent Directors

The Corporate Governance Guidelines adopt criteria for the determination of director independence that are consistent with those of the NYSE listing standards. The Board of Directors has determined that all of the nominees for director, except for Messrs. Friedman and Milstein, are "independent directors" within the meaning of the NYSE listing standards. Albert T. Adams is a partner in the law firm of Baker & Hostetler LLP, which has provided (and is expected to continue providing) legal services to the Company; however, the Board of Directors affirmatively determined that Mr. Adams is an "independent director" within the meaning of the NYSE listing standards and that his relationship with Baker & Hostetler LLP does not interfere with his exercise of independent judgment as a director. James M. Delaney is a consultant to AON Risk Services, which is a vendor of the Company; however, the Board of Directors affirmatively determined that Mr. Delaney is an "independent director" within the meaning of the NYSE listing standards and that his relationship with AON Risk Services does not interfere with his exercise of independent judgment as a director.

Board Leadership Structure and Executive Session

The current leadership structure of the Company's Board of Directors combines the positions of Chief Executive Officer (the "CEO") and Chairman of the Board of Directors and balances such combination with an independent lead director. Mr. Friedman currently serves as the CEO and Chairman of the Board of Directors. As the individual with primary responsibility for managing the Company's day-to-day operations, the Board of Directors believes he is best positioned to chair regular meetings of the Board of Directors and lead discussions regarding long-term strategic plans and principal business issues. The Board of Directors believes the combined structure, coupled with an independent lead director, ensures that the Board of Directors is presented with the information required for it to fulfill its responsibilities while also providing independent oversight and accountability of management. The Board of Directors believes that the current leadership structure contributes to making meetings of the Board of Directors as productive and effective as possible.

The non-employee directors of the Board of Directors regularly meet in executive session without management. The non-employee directors have chosen Mr. Schwarz to serve as independent lead director and to preside at meetings of non-employee directors. The independent lead director serves as a liaison between the Chairman of the Board of Directors and other directors.

Board Committees

The Board of Directors has an Audit Committee, an Executive Committee, an Executive Compensation Committee, a Finance and Planning Committee, a Pricing Committee and a Nominating and Corporate Governance Committee. All of the members of the Board of Directors' Audit, Executive Compensation and Nominating and Corporate Governance Committees are independent directors under the NYSE listing standards with respect to such committee membership.

Nominating and Corporate Governance Committee

During 2009, the Nominating and Corporate Governance Committee was comprised of Messrs. Adams (Chairman), Delaney and Schwarz, all of whom are independent. In March of 2010, Mr. Adams resigned from the Committee and the Committee is currently comprised of Messrs. Schoff (Chairman), Delaney and Schwarz, all of whom are independent. The Nominating and Corporate Governance Committee held three meetings in 2009. This Committee was formed to assist the Board of Directors in identifying individuals qualified to become members of the Board of Directors; to recommend Board committee structure, membership, compensation and operations; to develop and recommend to the Board of Directors a set of effective corporate governance policies and procedures; to lead the Board of Directors in the review of the Board of Directors' performance; and to review and approve director compensation.

The Nominating and Corporate Governance Committee has not established specific minimum qualifications a candidate must have in order to be recommended to the Board of Directors. However, in determining qualifications for new directors, it will consider a potential member's qualification as independent under the NYSE listing standards, as well as age, skill and experience in the context of the needs of the Board of Directors. The Nominating and Corporate Governance Committee does not have a specific policy with respect to its consideration of diversity; however, diversity is one of the many factors that it considers when identifying potential candidates to serve on the Board of Directors.

In evaluating a director candidate, the Nominating and Corporate Governance Committee considers factors that are in the best interests of the Company and the Company's shareholders. Each of the members of the Board of Directors was chosen to be a director or nominee because the Board of Directors and the Nominating and Corporate Governance Committee believe that he has demonstrated leadership or governance experience, specific industry knowledge or expertise and good judgment and integrity. The Board and the Committee believe that these skills and qualifications combined with each director's diverse background and ability to work in a positive and collegial fashion benefit the Company and the Company's shareholders by creating a strong and effective Board of Directors. Set forth below are the conclusions reached by the Nominating and Corporate Governance Committee with respect to each member of the Board of Directors or nominee:

Mr. Friedman has been involved in the real estate business for over 40 years and has been with the Company for over 35 years. He provides the Board of Directors with an extensive understanding of the Company's business, strategy, markets, competitors, financials, operational issues and regulatory requirements. Mr. Friedman has demonstrated his leadership experience as Chairman of the Board and CEO of the Company since its organization in 1993. He is also active in several industry-specific professional organizations and other community activities. Mr. Friedman earned a Bachelor of Science degree from The Ohio State University.

Mr. Adams brings to the Board of Directors broad experience from a career focused on corporate finance, real estate and business transactions. In addition to his law degree, Mr. Adams received a MBA from Harvard Business School and was a teaching fellow in Economics at Harvard College. Utilizing a combination of legal and business skills, he has extensive experience in advising companies with respect to capital market activity, business combinations and corporate governance. Mr. Adams has served as a director or trustee of numerous private, charitable and civic organizations. He has also served as a director of six publicly-held companies, including five publicly-held real estate investment trusts. During his tenure as a director of publicly-held real estate investment trusts, Mr. Adams served as a member and chairman of three corporate governance committees; a member of three, and a chairman of one, compensation committees; and a member and chairman of one audit committee.

Mr. Delaney has a distinguished background in public accounting. He was formerly the managing partner of the Cleveland, Ohio office of Deloitte & Touche. Mr. Delaney earned a degree in Business Administration and a Masters in Accounting from Michigan State University and has been a CPA for over 40 years. He had a leadership and management role as the former managing partner of the Cleveland, Ohio office of Deloitte & Touche. Mr. Delaney has served on Accounting Principal and Financial Reporting Committees of the Ohio Society of CPAs. He has also served as the Chair of Accounting Advisory Committees of several universities, including Case Western Reserve University, Kent State University and the University of Akron. He qualifies as an audit committee financial expert under SEC regulations. Mr. Delaney also serves as a consultant to AON Risk Services and has experience in risk assessment and management.

Mr. Gibbons brings extensive leadership and governance skills to the Board of Directors from his role as senior managing director and principal of Brown Gibbons Lang & Company, an investment banking firm. He is a co-founder and chairman of Global M&A United States and is a former chairman of Global M&A. He is involved on several advisory committees, boards of trustees and not-for-profit boards. Mr. Gibbons has also served on the board of directors of two other publicly traded companies, LESCO, Inc. and Preformed Line Products ("PLP"), and currently serves as chairman of the audit committee of PLP. He earned a Bachelor of Science degree from Kenyon College, a law degree from Cleveland State University and a master's degree from Case Western Reserve University.

Mr. Milstein has considerable experience in real estate development and investment and holds a Bachelor of Arts degree and a MBA, both from Southern Methodist University. As a project manager for a general construction company, he is knowledgeable about all aspects of rehabilitation and construction, with a focus on multifamily projects. He is a significant shareholder of the Company, has served on the Board of Directors of the Company since its organization in 1993 and provides a historical perspective of the Company's business and strategic challenges.

Mr. Schoff brings valuable industry-specific knowledge, leadership and corporate governance experience to the Board of Directors. Mr. Schoff earned a bachelor's degree from Hamilton College and a law degree from Cornell University College of Law. He practiced law for several years specializing in the acquisition and syndication of real estate properties prior to joining DDR, a publicly traded real estate investment trust. Mr. Schoff was the Chief Operating Officer at DDR and is familiar with all aspects of operation, including human resources, compensation, information technology and enterprise risk management. Mr. Schoff also was in charge of the acquisitions and divestiture program for DDR and its joint ventures. He has served on the boards of DDR and AIP, a publicly-traded real estate investment trust, and the audit committee of AIP. He has also served as chairman or director of several not-for-profit boards.

Mr. Schwarz contributes extensive knowledge regarding business investment, management and development to the Board of Directors. Mr. Schwarz holds a Bachelor of Science degree from The Ohio State University and a MBA from Case Western Reserve University. He has over 35 years of business experience as an entrepreneur, executive and private equity investor, most currently with Edgewater Capital Partners. He has experience in management consulting and recruiting, and the development and retention of effective management personnel. Mr. Schwarz also has extensive relevant corporate governance experience having served on the boards of, or as consultant to, several companies. He is currently the chairman of the board of directors of Nine Sigma, Inc., a privately held technology company.

The Nominating and Corporate Governance Committee recommends a slate of nominees to the Board of Directors for election by shareholders at the Company's annual meeting. Although the Nominating and Corporate Governance Committee may retain a board search consultant to supplement the pool of Board of Directors candidates, it has not engaged a consultant at this time.

The Nominating and Corporate Governance Committee will consider suggestions forwarded by shareholders to the Secretary of the Company concerning qualified candidates for election as directors. To recommend a prospective nominee for the Nominating and Corporate Governance Committee's consideration, a shareholder must submit the candidate's name and qualifications to the Company's Secretary, Martin A. Fishman, at the following address: 1 AEC Parkway, Richmond Heights, Ohio 44143.

The Nominating and Corporate Governance Committee recommended to the Board of Directors each of the nominees identified in "Proposal One: Election of Directors" on page 3.

A current copy of the Nominating and Corporate Governance Committee's charter is available to shareholders on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Audit Committee

The Audit Committee is comprised of Messrs. Delaney (Chairman), Gibbons and Schwarz, all of whom are independent as required by Section 10A of the Securities Exchange Act of 1934 and NYSE listing standards. Mr. Delaney, a retired partner of Deloitte & Touche, chairs the Audit Committee. The Board of Directors has determined that Mr. Delaney is a "financial expert" within the meaning of Item 401 of Regulation S-K under the federal securities laws. The Audit Committee held nine meetings in 2009.

The Audit Committee is responsible for assisting the Board of Directors in overseeing the following primary areas: (i) the integrity of the financial statements of the Company; (ii) the Company's compliance with financial; legal and regulatory requirements; (iii) the Company's independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditors.

A current copy of the Audit Committee's charter is available to shareholders on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Report of the Audit Committee

The Audit Committee reviews the Company's financial reporting practices on behalf of the Board of Directors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with GAAP and for issuing an opinion on the effectiveness of internal controls over financial reporting.

The Audit Committee has:

- Reviewed and discussed with the Company's management and the Company's independent registered public accounting firm the audited financial statements of the Company contained in the Annual Report on Form 10-K for the year ended December 31, 2009;

- Discussed with the Company's independent registered public accounting firm the matters required to be discussed pursuant to Statement of Accounting Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), which includes, among other items, matters related to the conduct of the audit of the Company's financial statements; and

- Received and reviewed the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board (regarding the independent registered public accounting firm's communications with the Audit Committee concerning such firm's independence) and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based on the reviews and discussions described in the preceding bulleted paragraphs, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2009, be included in the Company's Annual Report on Form 10-K filed with the SEC.

Audit Committee
James M. Delaney, Chairman
Michael E. Gibbons
Richard T. Schwarz

Finance and Planning Committee

The Finance and Planning Committee, which consists of Messrs. Adams, Friedman, Gibbons (Chairman), Milstein and Schoff, assists the Board of Directors in matters relating to strategic planning and overall debt and capital structure of the Company. The Finance and Planning Committee held two meetings in 2009.

A current copy of the Finance and Planning Committee's charter is available to shareholders on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Executive Committee

The Executive Committee, which consists of Messrs. Adams, Friedman (Chairman) and Milstein, possesses the power of the Board of Directors in the management of the business and affairs of the Company (other than filling vacancies on the Board of Directors or any of the Board of Directors' committees) during intervals between meetings of the Board of Directors. The Executive Committee held five meetings in 2009.

Pricing Committee

The Pricing Committee, which consists of Messrs. Adams, Friedman (Chairman) and Gibbons, establishes the price of securities issued by the Company, from time to time, upon the authorization of the Board of Directors to issue such security offerings. The Pricing Committee did not conduct any meetings in 2009.

Executive Compensation Committee

The members of the Executive Compensation Committee (the "Committee") are Messrs. Delaney, Schoff and Schwarz (Chairman), all of whom are independent. The Committee held seven meetings in 2009.

The Chairman of the Committee establishes the agenda for each Committee meeting with the assistance of the CEO and the Vice President of Human Resources. Meetings are attended by Committee members, as well as the CEO, the Vice President of Human Resources, external legal counsel and, from time to time, a third party compensation consultant. At each meeting, the Committee has the opportunity to meet in an executive session, absent the CEO and the Vice President of Human Resources. The Chairman of the Committee is responsible for updating the Board of Directors on all matters related to the executive compensation program. The Committee has the authority to engage third party consultants to provide guidance and recommendations on matters related to the executive compensation program and may also delegate certain responsibilities related to administering the executive compensation program.

The Committee is responsible for assisting the Board of Directors in overseeing the following primary areas:

- Reviewing and approving the goals and objectives relevant to the compensation of the CEO and the Company's other elected officers and other officers who, together, comprise the five most highly compensated employees of the Company and ensuring those goals are aligned with the Company's short- and long-term objectives;
- Reviewing, at least annually, the structure and compensation opportunities available under the Company's executive and employee compensation plans in light of the Company's goals and objectives;
- Reviewing and approving salary, annual and long-term incentive compensation targets, performance objectives and payments for the executive officers of the Company;
- Establishing the contribution and earnings rates under the Company's Supplemental Executive Retirement Plan on an annual basis;
- Evaluating, at least annually, the performance of the executive officers in light of the Company's strategic plan and the goals and objectives of the Company's executive compensation plans and establishing future compensation levels based upon this evaluation;
- Reviewing and approving grants and awards to the executive officers and other participants under the Company's equity-based compensation plans based on achievement of pre-determined goals and objectives;
- Reviewing and approving any employment agreements and severance agreements to be made with any existing or prospective executive officer of the Company; and
- Reviewing other broad-based human resources programs for employees as deemed appropriate by the CEO or as requested by the Board of Directors.

A current copy of the Committee's charter is available to shareholders on the Company's web site, www.AssociatedEstates.com, under "Investors" and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Board's Role in Risk Management Oversight

The Board of Directors oversees the Audit Committee, which has primarily had the largest role in risk management oversight. The Audit Committee reports regularly to the full Board of Directors with respect to actions taken and matters discussed by the Audit Committee, including any items that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the performance and independence of the Company's independent auditors and the performance of the internal audit function.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

Objectives of the Executive Compensation Program

The executive compensation program supports the Company's commitment to creating shareholder value, achieving performance objectives, attracting and retaining top organizational contributors and linking executives' pay to their ability to influence financial and organizational objectives, with a focus on the Company's current priorities and long-term goals.

The Committee has overall responsibility for establishing, implementing and monitoring the executive compensation program for the executive officers named in the Summary Compensation Table and approving individual equity and cash awards under the program. The key components of the Company's "named executive officers" executive compensation program are base salary, annual incentives, longer-term share-based incentives and retirement and welfare benefits. Each of these components operates within an integrated total compensation package to ensure that executives are compensated equitably, both from an internal and external perspective.

The integrated total compensation package is intended to provide target compensation to the Company's named executive officers between the median and the 75th percentile of the competitive asset-based peer group which is comprised of real estate investment trusts (REITs), described in the introduction to the summary compensation table on page 19, and to provide opportunities for executives to earn incentive-based compensation driven by the accomplishment of performance expectations. Because the Committee believes the Company also competes for talent with REITs in other asset classes, the Committee also compares executive compensation to a size-based peer group, also described in the introduction to the summary compensation table on page 19. The Committee believes the executive compensation program, in total, reflects the competitive market practices of both the asset-based and size-based peer groups.

The Committee has engaged FPL & Associates, a nationally recognized consulting firm to: (i) assist the Committee with identifying the peer groups, which were selected using a number of factors such as asset class, size, market capitalization, number of multifamily units and number of full-time equivalent employees; (ii) assess the overall framework of the Company's executive compensation program; and (iii) make recommendations for an executive compensation program that are consistent with the Company's compensation philosophy and objectives. FPL & Associates' engagement included the design, development and implementation of a long-term incentive plan. The Committee also relied upon the consultant's expertise for guidance and recommendations in establishing the overall compensation structure and individual compensation opportunities that were in place during 2009. FPL & Associates does not provide any other services to the Company.

The Committee reviews the overall executive compensation program and each executive's compensation package at least annually. A number of factors influence the Committee's decisions in recommending and implementing adjustments to the executive compensation framework and each executive's compensation package. These factors include a competitive peer group analysis, individual performance, range of responsibilities relative to the Company's business plan, internal pay equity, demonstrated individual competencies, value and contribution to the organization, experience and professional growth and development. The peer group analysis is conducted by comparing each element of each executive's compensation package and total remuneration to the compensation delivered to executives in similar positions within the peer groups. This analysis is prepared with the help of the consultant and the Vice President of Human Resources and reflects compensation data as disclosed in most recent proxy statements and the consultant's proprietary database.

The Committee works in concert with the Finance and Planning Committee and the Audit Committee to ensure that the targets established under the annual and long-term incentive plans support the Company's strategic objectives and structures incentive compensation to reward achievement of those objectives. The Committee also relies upon input from the CEO to ensure that the other executives are in agreement that the objectives related to the annual and long-term incentive plans are not only realistic but also challenging and motivating. The Committee also relies upon the CEO to update it on the individual performance of each executive and may also seek the CEO's recommendations for compensation adjustments delivered to each executive based on his performance, influence on the results of the organization and professional development.

The Committee has delegated authority to the CEO to award grants of equity compensation from a discretionary pool to non-executive employees for purposes of fostering retention, rewarding performance or in conjunction with an offer of employment. Fifty-thousand shares were initially allocated to this pool and 50,000 remain available for future grants as of December 31, 2009 (as a result of grants and subsequent forfeitures that were returned to the pool because of terminations).

Elements of the Executive Compensation Program

Base Salary

Base salary serves as the cornerstone for the executive compensation program and recognizes the relative value that an individual's contribution brings to the Company. Base salaries are intended to reflect the median salaries among the asset-based peer group as described later in this document. None of the named executive officers received base salary adjustments for 2009.

Annual Incentives

Annual incentives emphasize pay for performance and serve as a key means of driving current objectives and priorities. The Committee determines specific compensation levels for the five most highly compensated officers ("Officers"), which includes the four named executive officers. Officers are rewarded for accomplishing financial and business unit objectives. In 2009, annual incentive opportunities for the Officers were determined at the discretion of the Committee. The Committee based its determination on one or more of the following measures of corporate performance: same property net operating income; physical occupancy; property operating margins; fixed charge coverage; interest coverage; total shareholder return (actual and relative); financing activity; performance against budget; execution of strategic objectives; leverage ratios; funds available for distribution; and adjusted funds from operations. Business unit and individual performance were also considered. No specific targets or weightings among the aforementioned performance metrics were established.

In 2009, target annual incentive opportunities based on a percentage of base salary were established for each executive officer as follows: Jeffrey I. Friedman, CEO - 130%; Martin Fishman, Vice President and General Counsel - 50%; Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 60%; and John Shannon, Senior Vice President of Operations - 80%. Individual target awards were determined based on a peer group compensation analysis and are intended to provide award opportunities between the median and 75th percentile of the asset-based peer group. Threshold and high opportunities range from 50% to 150% of target, respectively.

The Committee reviewed the Company's operating results each quarter and assessed management's performance throughout the year. Actual 2009 results were reviewed and confirmed by the Company's Audit Committee prior to the Committee approving the award payouts. The Committee determined that an annual incentive payout was appropriate for the Company's named executive officers because of the Company's outstanding performance during a very difficult year. The annual incentive for Messrs. Friedman, Fishman, Fatica, and Shannon was delivered at 109%, 100%, 117%, and 116% of target, respectively. Award payouts were delivered in cash on February 19, 2010.

Long-Term Incentives

Long-term incentives emphasize pay for performance and are linked to both the longer-term, strategic objectives of the Company and the long-term interests of shareholders. The Committee believes that equity-based awards create stronger links to shareholder returns, reward long-term performance and help to attract and foster the retention of executives who are in a position to most directly influence the long-term success of the Company. Long-term incentive awards align executives' interests with those of shareholders by reinforcing an ownership mentality and the importance of providing competitive long-term total returns to shareholders.

The Company's long-term incentive plan ("LTIP") is comprised of two components: a single-year component and a multi-year component. Generally, the single-year component is based on metrics that are consistent with the Company's strategic plan, for example, same community net operating income ("NOI") growth over a one-year period and maintenance of interest coverage and fixed charge coverage ratios. The multi-year component of the LTIP focuses on Company performance over a three-year period, generally measured by total shareholder return, as well as continued employment with the Company. Metrics for the multi-year component are established every three years.

The portion of an executive's total remuneration that is delivered through long-term compensation is determined by reviewing a competitive asset-based peer group analysis, which is prepared by the compensation consultant based on the most recent proxy data and the consultant's proprietary database, individual performance, range of responsibilities relative to the Company's business plan and contribution to the organization. The peer group analysis is used not only as a guideline for determining appropriate target long-term award opportunities, but also to ensure the mix of total compensation delivered to each executive is competitive with similar positions within the peer group. In addition, in 2009, the peer group analysis was also used to analyze the methods of payment (such as the use of cash, stock options and restricted shares) to reward long-term performance.

The Committee established the terms of the single-year component for 2009 in February of 2009 after review and consideration of the competitive asset-based peer group analysis and the recommendations of the compensation consultant. Similar to the annual incentive described above, the Committee determined that for 2009, the single-year long-term incentive earned by each officer would be determined at the discretion of the Committee, and amounts awarded would be based on an assessment of corporate performance against the following metrics: interest coverage and fixed charge coverage financial ratios and same community NOI over a one-year period. The Committee established the 2009 single-year LTIP target opportunity for Messrs. Friedman, Fishman, Fatica and Shannon at 110%, 30%, 60% and 80% of base salary, respectively.

As with the annual incentive described above, the Committee reviewed the Company's operating results each quarter and assessed management's performance throughout the year. Actual 2009 results were reviewed and confirmed by the Company's Audit Committee prior to the Committee approving the award payouts. The single-year LTIP for Messrs. Friedman, Fishman, Fatica and Shannon was delivered at 110% of target for each executive. Awards were delivered in restricted shares and the number of shares granted to each executive was determined using the closing price of the Company's common shares on February 2, 2010.

The multi-year component of the LTIP for 2007-2009 was established in 2007 as a percentage of 2007 base salaries and covered a three-year performance period that concluded on December 31, 2009. The multi-year long-term component focused on three-year total shareholder return ("TSR") (75% of the award), and continued employment with the Company (25% of the award). TSR threshold, target and maximum objectives were established at the beginning of the three-year measurement period and a grant of restricted shares was issued at that time. Cumulative TSR had to be at least 30% at the end of the three-year period in order for the TSR component of the multi-year LTIP to be earned. Performance objectives related to cumulative TSR were evaluated at the end of the three-year period. The Company did not achieve the necessary results for the 75% TSR component of the multi-year component, therefore, the shares attributed to the TSR component were forfeited.

The 25% portion of shares that was attributable to continued employment with the Company was earned at the threshold level. The earned shares will vest entirely one year after the conclusion of the three-year measurement period. These restricted shares have voting rights and receive dividends, which are accrued and earned interest at a rate determined by the Committee during the restricted period. That rate was determined to be 8.3%, which is consistent with the earnings rate on Supplemental Employee Retirement Plan account balances, as described later in this document. Only the dividends and accrued interest attributable to the shares that vest will be paid upon vesting.

The Committee reviewed the Company's total shareholder return in February 2009 and determined that it was highly unlikely that any shares attributed to the TSR component of the multi-year portion of the LTIP would be earned. However, the Company led its peer group in total shareholder return in each of the one-, three- and five-year periods ending December 31, 2008. In recognition of the exemplary performance by management in accomplishing the Company's strategic objectives, the Committee determined to award a restricted share grant to each of the executive officers. On February 24, 2009, Messrs. Friedman, Fishman, Fatica and Shannon were granted 71,696, 9,032, 14,812 and 16,747 restricted shares, respectively. The restricted shares will vest in one-third installments over a three-year period. These restricted shares have voting rights and are entitled to receive dividends during the restricted period.

2009 Equity-Based Award Plan Incentives

All equity compensation awards that were granted to executives in connection with the long-term incentive programs described above are governed by the terms and conditions of the Amended and Restated Equity-Based Award Plan, which was adopted by shareholders in 2005 and amended effective January 1, 2009 to comply with the provision of 409A of the Internal Revenue Code of 1986, as amended (the "Code"). The Company's equity-based plans provide executive officers and other key employees of the Company the opportunity to earn equity-based incentives, including common shares. Awards made under the plans may be in the form of stock options, restricted shares or other equity-based awards. Stock options are granted with an exercise price that is equal to the current fair market value of the Company's shares on the date of the grant and will only be of value to the extent the Company's share price increases over time. Additionally, the number of stock options that can be granted to an executive is capped at 125,000 stock options per annum. This provision impacts the mix of stock options and restricted shares granted to the CEO under the long-term incentive plan. Generally, stock options and restricted share awards will vest in installments over no less than a three-year period or upon achievement of performance objectives.

The Committee generally issues equity awards at its February meeting. These awards are granted in conjunction with approval and payouts of the single-year long-term incentive component and also in conjunction with establishing objectives under the multi-year long-term incentive component as previously described. The number of restricted shares that are granted to each executive is determined based on dividing the cash value of the award by the closing price of the Company's common shares on the date of grant. The cash value of the award is determined as a percentage of base salary for the long-term incentive plan. The Committee also has the discretion to grant equity-based awards in addition to those awards made in conjunction with the long-term incentive plans as it deems appropriate.

Non-Qualified Deferred Compensation Plan

On June 18, 2007, upon approval of the Committee and the Board of Directors, the Company implemented The Associated Estates Realty Corporation Elective Deferred Compensation Program (the "Plan"). The Plan is an unfunded, non-qualified deferred compensation program that is subject to the provisions of Section 409A of the Code, which strictly regulates the timing of elections and payment. The Plan was developed in lieu of updating the Company's Executive Deferred Compensation Plan, which was initially adopted by the Board of Directors on July 1, 1999. Eligibility under the Plan is determined by the Committee or its designee. Currently, each appointed or elected officer of the Company is eligible to participate in the Plan.

The Plan permits deferral of up to 90% of base salary and up to 100% of annual incentive payments delivered in cash. An individual bookkeeping account is maintained for each participant. Participants are provided a number of measurement funds from which they may select to determine earnings, which may be, but are not required to be, the same as those offered under the AERC 401(k) Savings Plan and Trust. Deferrals of base salary and incentive payments (other than restricted shares, discussed below) are fully vested at all times.

The Plan also permits the deferral of restricted shares. Restricted share deferrals are reflected in a separate bookkeeping account for each individual as share equivalent units. Dividend credits are made to such account in the form of share equivalent units. Distribution of amounts reflected by such share equivalents shall be made in the form of shares. The vesting of share equivalent units occurs on the same schedule as the restricted shares that have been deferred.

The Plan allows for in-service and separation sub-accounts to permit election of distribution at either a specified date or following separation. Payment of each deferral under the Plan may be in the form specified in the participant's election and may be in the form of a lump sum or annual installments over a period not to exceed four years. Payment of each deferral under the Plan is made on account of separation from service, death, or disability, or at a time specified by the participant, within the parameters set forth in the Plan. Re-deferral elections are permitted within the parameters set forth in the Plan. Accounts are distributed upon a change of control and distribution due to unforeseen financial hardship is also possible.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997 and restated effective January 1, 2009 to comply with the provisions of 409A of the Code, and is administered by the Committee. As part of the redesign of the Company's compensation program, the Committee determined to limit additional contributions to the SERP to those participants that had vested accounts. Consequently, effective January 1, 2007, additional contributions to the SERP will only be made for Messrs. Friedman and Fishman; however, the account balances for Messrs. Fatica and Shannon will continue to earn interest.

Pursuant to the SERP, the Company makes a contribution to the account of certain of the participating officers at the end of each plan year. The Committee establishes the contribution rate, which was 6% of eligible earnings for 2009 (including base salary and payments under the annual incentive plan), prior to the beginning of each plan year. The account balances are treated by the Company as an unfunded liability until the benefits are paid. The account balances earn interest each year at a rate that is set by the Committee prior to the beginning of each plan year. Historically, the interest rate paid on the account balances approximated the Company's weighted average cost of capital. The interest rate was 8.3% for 2009.

Each participant's SERP account vests when the participant turns 55 years of age. In the event of a change in control (as defined in the plan), the Company must make a cash contribution to an irrevocable "rabbi trust" in an amount necessary to fully fund the SERP accounts within thirty days of the change in control.

Employment Agreement

The Company has an employment agreement with Jeffrey I. Friedman to serve as the Company's President and CEO. This agreement, dated January 1, 1996, as amended, had an initial term of three years and is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Under the agreement, Mr. Friedman must devote his entire business time to the Company. The agreement provides for an annual base salary, which may be increased from time to time. Mr. Friedman's current base salary was set at $487,479 in February of 2007 and was not increased for either 2008 or 2009. Mr. Friedman's employment agreement also provides for services of a full-time bookkeeper and assistant for Mr. Friedman's business and personal matters and other benefits related to the performance of his duties. Mr. Friedman's employment agreement also addresses severance payments that may be due to him under certain termination scenarios. These payments are discussed under "Potential Payments Upon Termination and Change in Control." In addition, Mr. Friedman's employment agreement also includes non-competition and non-solicitation provisions that apply for a period of three years after the termination of his agreement.

Severance

The Company has a policy of paying severance to each of the executive officers named in the Summary Compensation Table, other than Mr. Friedman, if the Company terminates such executive officer without cause. Mr. Friedman has severance provisions in his employment agreement. This policy and potential payments under this policy are further explained under "Potential Payments Upon Termination and Change in Control."

The Committee believes the executive compensation program, in total, reflects the competitive market practices of the peer groups.

Report of the Executive Compensation Committee

The Committee has reviewed and discussed with the Company's management the Executive Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Committee recommended to the Board of Directors that the Executive Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

Executive Compensation Committee
Richard T. Schwarz, Chairman
James M. Delaney
James A. Schoff

Summary Compensation Table

The following table summarizes the compensation earned during fiscal year 2009 by the Company's CEO, Chief Financial Officer and each of the Company's other executive officers (each, a "named executive officer" and, collectively, the "named executive officers").

Total compensation opportunities for each executive are established based on a comprehensive review of similar positions within the Company's peer groups. Each executive's target opportunity is intended to align his compensation near the median to 75th percentile of the peer groups, depending on performance against pre-established goals and objectives. In addition, each executive's mix of total compensation is based on the mix of compensation for similar positions within the peer groups. Compensation opportunities for the Company's executives in 2009 were determined using 2008 peer group proxy data. Two peer groups were identified: an asset-based peer group and a sized-based peer group. Compensation opportunities are intended to align with the median to 75th percentile of the asset-based peer group while the size-based peer group is used as a secondary benchmark to ensure pay levels are appropriate and competitive. At the time the peer group analysis was conducted, the asset-based peer group consisted of eight public REITs that were chosen because of each company's focus on multifamily properties and after considering each company's market capitalization and number of full time employees. The asset-based peer group included: BRE Properties, Inc., Camden Property Trust, Colonial Properties Trust, Essex Property Trust, Inc., Home Properties, Inc., Mid-America Apt. Communities, Inc., Post Properties, Inc., and UDR, Inc. The size-based peer group consisted of eleven public REITs that vary in terms of property focus (i.e., health care, industrial, etc.). The size-based peer group included: American Campus Communities, Inc., Cogdell Spencer, Inc., East Group Properties, Inc., Education Realty Trust, Inc., First Potomac Realty Trust, National Health Investors, Inc., Omega Healthcare Investors, Inc., Ramco-Gershenson Properties Trust, Sun Communities, Inc., Urstadt Biddle Properties, Inc. and U-Store-It Trust.

In 2009, base salaries of the named executive officers comprised, on average, 33.6% of their total compensation. The annual bonuses, long-term incentives and other compensation, as described in the Summary Compensation Table, comprised 26.8%, 34.4% and 5.2%, respectively, of the total compensation for the named executive officers for 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Jeffrey I. Friedman,	2009	487,479	690,758	971,267	-	72,918	127,655	2,350,077
Chairman, President and	2008	487,479	177,442	715,865	605,839	35,726	138,070	2,160,421
Chief Executive Officer	2007	480,992	135,000	820,830	502,920	15,702	133,701	2,089,145
Martin A. Fishman,	2009	267,500	133,750	136,328	-	36,311	23,912	597,801
Vice President, Secretary	2008	267,500	49,220	89,280	76,719	18,219	50,569	551,507
and General Counsel	2007	255,000	52,428	98,794	85,496	8,159	21,090	520,967
Lou Fatica,	2009	290,000	203,580	270,199	-	6,764	3,813	774,356
Vice President, Treasurer	2008	290,000	87,000	174,219	124,758	3,591	3,535	683,103
and Chief Financial Officer	2007	259,510	83,063	162,099	131,514	1,696	2,360	640,242
John T. Shannon,	2009	250,000	232,000	309,095	-	3,954	3,893	798,942
Senior Vice President	2008	250,000	52,500	233,622	179,925	2,099	3,746	721,892
of Operations	2007	223,139	47,300	166,510	186,064	992	2,387	626,392

(1) Includes the amounts earned pursuant to the 2009 annual incentive plan which is described under "Executive Compensation Discussion and Analysis-Annual Incentives."

(2) Includes the fair value of awards granted and performance awards earned during the respective years. Assumptions used in the calculation of these amounts are included in Note 15 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010. The executive has the right to vote the restricted shares and receive dividends during the restricted period on restricted shares with the exception of the restricted shares that were granted under the 2007 multi-year LTIP. Dividends accrue on restricted shares granted in connection with the 2007 multi-year LTIP and will be paid in cash when the award vests. Accrued dividends earn interest during the restricted period at a rate of 8.3%, consistent with the earnings rate applied to the Company's SERP. The TSR objectives under this plan were not met and therefore only the accrued dividends and interest attributable to the continued employment portion of the award will be paid when such shares vest.

(3) Non-equity incentive awards were not established for 2009 as discussed under "Executive Compensation Discussion and Analysis-Long Term Incentives."

(4) Includes earnings on SERP contributions that are considered to be "above market." Above market earnings are those that exceed 120% of the twelve-month federal rate of 0.4% as of January 2, 2009. SERP contributions, which are described in footnote (5), are based on 6% of the executive's annual compensation. The earnings rate was 8.3% in 2009.

(5) For 2009, the amounts for Mr. Friedman include compensation paid to a Company employee who provides bookkeeping and related administrative services to Mr. Friedman for matters that may be personal in nature and unrelated to the business of the Company or the performance of Mr. Friedman's duties. For 2009, the amounts for Messrs. Friedman, Fatica and Shannon also include Company matching contributions under the AERC 401(k) Savings Plan and Trust (the "401(k) Plan") of $1,125, $3,514 and $3,606, respectively. Under the 401(k) Plan, participants are eligible for the match of $0.25 on the dollar up to 6% of eligible compensation after completing one year of service. For the named executive officers, eligible compensation for purposes of the 401(k) Plan includes regular wages (base salary) and excludes bonuses. The amounts also include contributions to the executive's SERP accounts. Contributions for each executive are listed in the non-qualified deferred compensation table. For 2009, SERP contributions made to vested participants' accounts were based on 6% of each executive's annual compensation, which includes base salary and annual bonus. In addition, the amounts also include the interest earned on the accrued dividends attributable to the restricted shares granted in conjunction of the 2007 multi-year long-term incentive award. For 2009, the amounts for Messrs. Fishman, Fatica and Shannon are $182, $299 and $287, respectively. The TSR objectives under this plan were not met and therefore only the accrued dividends and interest attributable to the continued employment portion of the award will be paid when such shares vest.

Grants of Plan-Based Awards in 2009

Plan-based awards to executive officers named in the Summary Compensation Table during 2009 were as follows:

Name	Grant Date	Date of Committee Action	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Jeffrey I. Friedman	02/02/10	02/02/10	50,587	589,844
	02/24/09	02/24/09	71,696	381,423
Martin A. Fishman	02/02/10	02/02/10	7,571	88,278
	02/24/09	02/24/09	9,032	48,050
Lou Fatica	02/02/10	02/02/10	16,415	191,399
	02/24/09	02/24/09	14,812	78,800
John T. Shannon	02/02/10	02/02/10	18,868	220,001
	02/24/09	02/24/09	16,747	89,094

(1) The restricted shares granted on February 2, 2010, reflect the actual number of shares earned under the 2009 single year long-term incentive component. These shares vest in three equal, annual installments with the first installment vesting immediately upon the date of grant. The remaining installments vest on the first and second anniversary of the date of the grant. The restricted shares granted on February 24, 2009, vest in three equal, annual installments beginning on the first anniversary of the date of the grant.

No other stock awards or option awards were granted during the fiscal year.

(2) Aggregate grant-date fair value of the equity awards in accordance with GAAP. Assumptions used in the calculations of these amounts are included in Note 15 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards to the executive officers named in the Summary Compensation Table as of December 31, 2009:

	Option Awards			Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Yet Vested (#)(1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(2)**
Jeffrey I. Friedman	300,000	8.69	2/28/2011	210,400	2,371,208
	125,000	9.58	8/4/2015		
	125,000	11.26	2/28/2016		
	75,000	9.46	8/27/2014		
Martin A. Fishman	115,300	8.69	2/28/2011	24,244	273,230
	33,375	9.58	8/4/2015		
	26,581	11.26	2/28/2016		
	25,047	8.06	8/16/2010		
	2,953	8.06	8/16/2010		
	15,000	9.46	8/27/2014		
Lou Fatica	100,000	8.69	2/28/2011	42,836	482,762
	30,354	9.58	8/4/2015		
	26,060	11.26	2/25/2016		
	12,750	9.46	8/27/2014		
	5,000	8.06	12/8/2010		
John T. Shannon	44,180	9.58	8/4/2015	51,324	578,421
	39,090	11.26	2/28/2016		
	100,000	8.45	4/5/2014		
	18,750	9.46	8/27/2014		

(1) The following table lists the vesting schedule for the stock awards that had not yet vested as of December 31, 2009:

Name	Future Vesting of Stock Awards: Grant Date	Shares Vesting (#)	Vesting Date	Name	Future Vesting of Stock Awards: Grant Date	Shares Vesting (#)	Vesting Date
Jeffrey I. Friedman	2/26/07	2,755	2/26/10	**Martin A. Fishman**	2/26/07	624	2/26/10
	2/26/07	21,663	12/31/10		2/26/07	1,492	12/31/10
	2/26/08	17,529	2/26/10		2/26/08	1,908	2/26/10
	2/24/09	48,378	2/24/10		2/24/09	5,594	2/24/10
		48,378	2/24/11			5,594	2/24/11
	2/24/09	23,899	2/24/10		2/24/09	3,011	2/24/10
		23,899	2/24/11			3,011	2/24/11
		23,898	2/24/12			3,010	2/24/12
Lou Fatica	2/26/07	612	2/26/10	**John T. Shannon**	2/26/07	826	2/26/10
	2/26/07	2,449	12/31/10		2/26/07	507	12/31/10
	2/26/08	3,131	2/26/10		2/26/08	3,623	2/26/10
	2/24/09	10,916	2/24/10		2/24/09	14,811	2/24/10
		10,916	2/24/11			14,811	2/24/11
	2/24/09	4,938	2/24/10		2/24/09	5,582	2/24/10
		4,937	2/24/11			5,582	2/24/11
		4,937	2/24/12			5,583	2/24/12

(2) Market value of unearned shares was determined by multiplying the number of unearned shares as of December 31, 2009, by the closing price of the Company's common shares on the last business day of 2009. The closing price on that day was $11.27.

Option Exercises and Stock Vested

The following table summarizes the stock options exercised and the vesting of restricted shares and similar instruments during 2009 by the named executive officers:

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
Jeffrey I. Friedman	-	-	85,882	457,764
Martin A. Fishman	26,500	273,376	10,796	57,503
Lou Fatica	4,000	38,482	17,246	91,911
John T. Shannon	-	-	22,817	121,558

Non-Qualified Deferred Compensation

The following table summarizes contributions and deferrals of compensation during 2009 under each contribution or other plan that is not tax-qualified with respect to each named executive officer:

Name	Plan	Executive Contributions in 2009 ($)(1)	Registrant Contributions in 2009 ($)(2)	Aggregate Earnings in 2009 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2009 ($)
Jeffrey I. Friedman	SERP	-	76,667	77,394	-	1,086,514
	NQDC	118,267	-	-	-	513,837
Martin A. Fishman	SERP	-	23,730	38,540	-	526,612
	NQDC	-	-	-	-	-
Lou Fatica	SERP	-	-	7,179	-	93,674
	NQDC	-	-	-	-	-
John T. Shannon	SERP	-	-	4,197	-	54,761
	NQDC	40,599	-	-	-	66,641

(1) Executive contributions reflect portions of base salary and restricted share grants that the named executive elected to defer into the Company's non-qualified deferred compensation plan, as previously described. These amounts are also set forth in the Summary Compensation Table.

(2) Registrant contributions reflect contributions made to the named executive officer's SERP account during the fiscal year. These amounts are also set forth in the Summary Compensation Table and described in footnote (5) thereto.

(3) Aggregate earnings on SERP contributions during the fiscal year. Above-market earnings on the SERP accounts are also set forth in the Summary Compensation Table and described in footnote (4) thereto.

Potential Payments Upon Termination and Change in Control

The Company has a severance program for the named executive officers with the exception of the CEO whose severance is governed by his employment agreement. Under this program, the executive will receive a severance payment if his employment is terminated by the Company for any reason other than willful misconduct equal to one year of base salary, one year of insurance coverage, a pro-rata payout of the annual bonus for the year in which the termination occurs and executive outplacement services. In exchange for the severance, the executive is required to execute an agreement not to compete with the Company or to solicit any clients or employees of the Company for a one-year period. If Mr. Fishman, Fatica or Shannon had been terminated by the Company for a reason other than willful misconduct on December 31, 2009, he would have received severance equal to $427,441, $489,467 and $476,715, respectively, based on annual bonus amounts at target. In addition, if Mr. Fishman, Fatica or Shannon had been terminated by the Company for a reason of death or disability on December 31, 2009, any stock options held by him would have become immediately and automatically vested and exercisable. Likewise, upon termination due to death or disability, any restricted shares held by a named executive officer would have vested and any restrictions thereon would have immediately lapsed. The number of stock options and restricted shares subject to vesting had death or disability occurred on December 31, 2009 are described below.

Pursuant to the terms of his employment agreement, if Mr. Friedman, our CEO, is terminated for cause (as defined in the agreement), he will receive only any unpaid but accrued base salary and benefits. Thus, if Mr. Friedman had been terminated for cause on December 31, 2009, he would have received $17,089 in accrued base salary and benefits. If Mr. Friedman is terminated due to death or permanent disability (as defined in his employment agreement), he will receive payment equal to two years of base salary plus a pro-rata portion of the bonus for the year in which termination occurs. If Mr. Friedman had been terminated due to death or permanent disability on December 31, 2009, he would have received $1,608,681 in base salary and bonus payments. If Mr. Friedman is terminated without cause by the Company or is terminated in connection with a change in control or voluntarily resigns for good reason (as defined in the employment agreement), he will receive a lump sum equal to the greater of (i) unpaid base salary for the remainder of the unexpired term of his agreement, pro-rata bonus and other accrued benefits or (ii) the current year's base salary, pro-rata bonus and other accrued benefits. Thus, if Mr. Friedman had been terminated by the Company without cause or in connection with a change in control or had resigned his employment for good reason on December 31, 2009, he would have received $2,096,374 in base salary, bonus and benefits. If any amounts payable to Mr. Friedman constitute an "excess parachute payment" within the meaning of Section 280G of the Code that are subject to excise tax, the amounts payable will be increased to the extent necessary to place Mr. Friedman in the same after-tax position as he would have been in had no such tax assessment been imposed. Based on the severance payment that represents the amount due based on a change in control on December 31, 2009, as noted above, plus the vested SERP account and accelerated vesting of equity plan amounts as noted below, the amount of this gross up would be $404,121. In addition to these items, beginning on the day after the cessation of his employment with the Company (except in the case of termination for cause, death and until the date that Mr. Friedman would begin employment with another company), the Company shall provide to Mr. Friedman at no cost to him, office space (at a location other than the executive offices of the Company) and a full-time secretary and other customary office support functions.

In addition, if a named executive officer dies or becomes disabled or if a change in control (as defined in the Company's equity plan) occurs, any stock options held by him will become immediately and automatically vested and exercisable. If Messrs. Friedman, Fishman, Fatica or Shannon had died or become disabled, or if a change in control had occurred, on December 31, 2009, their restricted shares in the amounts of 210,400; 24,244; 42,836 and 51,324 would have vested at a value of $2,371,208; $273,229; $482,762 and $578,421, respectively. Furthermore, upon death or disability or a change in control, any restricted shares held by a named executive officer will vest and any restrictions thereon will immediately lapse.

Further, all equity awards that are deferred into elective deferred compensation accounts become fully vested in the event of a change in control. If a change in control had occurred on December 31, 2009, Messrs. Friedman and Shannon would have had 219,386 and 9,454 restricted share units at a value of $2,472,480 and $106,547, respectively, vest. These shares and the corresponding values are included in the amounts reported in the previous paragraph. Moreover, all SERP account balances become fully vested in the event of a change in control (as defined therein). If a change in control had occurred on December 31, 2009, Messrs. Friedman, Fishman, Fatica and Shannon would have become vested in amounts under the SERP equal to $1,086,514, $526,612, $93,673 and $54,761, respectively.

Compensation Committee Interlocks and Insider Participation

Messrs. Delaney, Schoff and Schwarz comprised the Committee for 2009. There are no compensation committee interlocks.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding the beneficial ownership of the Company's common shares as of March 15, 2010 (unless otherwise noted), by: (a) the executive officers named in the Summary Compensation Table; (b) the Company's directors; (c) each other person (and such person's address) who is known by the Company to be the beneficial owner of more than 5% of the outstanding common shares (based on information filed with the SEC); and (d) the Company's executive officers and directors as a group. The persons named in the table, except as otherwise described in the notes below, have sole voting power and sole investment power with respect to all common shares set forth opposite their names.

Name and Address of Beneficial Owner (1)	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options Currently Exercisable or Exercisable Within 60 Days	Total Number of Shares (2)	Percent of Class
Albert T. Adams	5,000	10,000	15,000	*
James M. Delaney	10,560	5,000	15,560	*
Lou Fatica	123,775	174,164	297,939	1.3%
Martin A. Fishman(3)	94,970	218,256	313,226	1.4%
Jeffrey I. Friedman(4)	562,269	625,000	1,187,269	5.2%
Michael E. Gibbons(5)	13,312	-	13,312	*
Mark L. Milstein	784,331	10,000	794,331	3.6%
James A. Schoff	35,000	-	35,000	*
Richard T. Schwarz	78,020	10,000	88,020	*
John T. Shannon	133,738	202,020	335,758	1.5%
Loomis Sayles & Co., L.P.(6)	1,227,525	-	1,227,525	5.5%
Cohen & Steers, Inc.(7)	1,878,747	-	1,878,747	8.4%
All Executive Officers and Directors as a Group (10 persons)	1,840,975	1,254,440	3,095,415	13.1%

* Less than 1%.

(1) Addresses have been provided only for those shareholders having a 5% or greater beneficial ownership interest.

(2) Total number of shares does not include the share units for the account of an individual director or named executive officer under the deferred compensation plan as follows: Mr. Adams - 111,332; Mr. Delaney - 54,785; Mr. Gibbons - 38,911; Mr. Milstein - 8,463; Mr. Schoff - 37,502; Mr. Schwarz - 10,829; Mr. Friedman - 222,499; and Mr. Shannon - 9,588. The share units have the same economic value as common shares but have no voting power.

(3) Includes 517 common shares held jointly by Mr. Fishman and his wife and 4,668 common shares held in an IRA account. Also includes 5,000 common shares of which Mr. Fishman shares voting power and investment power jointly with his brother.

(4) Includes 201,000 common shares held by Mr. Friedman's wife and 10,985 common shares held by a trust of which Mr. Friedman is trustee. Also includes 125,000 common shares pledged as security.

(5) Includes 135 common shares of which Mr. Gibbons shares voting power and investment power jointly with his wife.

(6) Based on information as of December 31, 2009, contained in a Schedule 13G filed with the SEC on February 16, 2010, Loomis Sayles & Co., L.P. has the sole power to vote and sole dispositive power with

respect to 1,227,525 common shares. The principal business office address of Loomis Sayles & Co., L.P. is One Financial Center, Boston, Massachusetts 02111.

(7) Based on information received from Cohen & Steers, Inc. regarding the number of shares owned as of March 10, 2010. Cohen & Steers, Inc. has sole power to vote and sole dispositive power with respect to 1,878,747 common shares. The principal business address of Cohen & Steers, Inc. is 280 Park Avenue, 10th Floor, New York, New York 10017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Albert T. Adams

Albert T. Adams, a director of the Company, is a partner of Baker & Hostetler LLP. Baker & Hostetler LLP has been retained by the Company to perform legal services on its behalf, and the Company expects that Baker & Hostetler LLP will continue to provide such services during 2010.

Merit Enterprises, Inc.

Merit Enterprises, Inc. ("Merit"), a subsidiary of the Company, has acted as a subcontractor to JAS Construction, Inc. ("JAS") performing property rehabilitation and other work from time to time. JAS was owned by and operated by Jason A. Friedman, who is the son of Jeffrey I. Friedman, the Company's Chairman, President and CEO. During calendar year 2009, JAS paid Merit approximately $496,000 for work performed by Merit for JAS pursuant to those subcontracts.

Jason A. Friedman

On September 8, 2009, Jason A. Friedman joined the Company as Vice President of Construction and Development and President of Merit Enterprises, Inc. In 2009, Jason A. Friedman received $64,038 in base salary, an annual incentive payment of $45,000 and a grant of 3,216 restricted shares in connection with the single-year component of the LTIP.

Marcus & Millichap

The Company retains Marcus & Millichap ("M&M"), a real estate investment brokerage company, to broker the sale of certain of its properties throughout the United States that it owns or manages for third parties. A son of Jeffrey I. Friedman, the Company's Chairman, President and CEO, is a broker with M&M. During the year ended December 31, 2009, the Company paid M&M approximately $570,000 in fees related to the sale of its owned properties, of which Mr. Friedman's son received approximately $263,000.

Milstein Litigation Matters

In April 2008, Brock E. Milstein, a brother-in-law of Jeffrey I. Friedman, the Company's Chairman, President and CEO, and a half brother of Mark L. Milstein, a director of the Company, filed a lawsuit against the Company on behalf of Westchester Village Development Company ("WVDC"), a limited partnership controlled by Brock E. Milstein. The complaint alleged the Company had mismanaged a property owned by WVDC and sought damages of approximately $70,000.

On January 7, 2009, the Company became aware that trusts beneficially owned by Brock E. Milstein and his siblings, Brinah M. Milstein and Brooke L. Milstein (collectively the "Trusts"), were in violation of the shareholder ownership limitations imposed by the Company's Articles of Incorporation at the time and that the Trusts were interested in acquiring additional shares. Although the Company has a limited ability to waive the ownership limit, no waiver was permitted under these circumstances. Consequently, the Company advised Brock E. Milstein that the Trusts were in violation of the Company's stock ownership limitation and invoked its remedies for such breach.

The Company, Brock E. Milstein and the Trusts subsequently entered into a settlement agreement for the purpose of resolving the above-described disputes. Under the terms of the settlement agreement, the Company facilitated an exchange of shares between the Trusts and Robert I. Milstein, a Company shareholder, brother-in-law of Jeffrey I. Friedman and brother of Mark L. Milstein, which resulted in the common shares owned by the Trusts to no longer be considered to be held in violation of the Company's stock ownership limitation. Since Robert I. Milstein's cooperation was strictly voluntary and essential to resolution of the dispute, the Company agreed to indemnify him from any liability arising out of his participation in the settlement. As part of the overall settlement, Brock E. Milstein agreed to cause WVDC to dismiss its lawsuit against the Company, and the lawsuit was dismissed with prejudice. In addition, in connection with the settlement agreement, Brock E. Milstein and the Trusts entered into a standstill agreement with the Company. The Company did not incur any material costs in connection with the settlement of these disputes other than the payment of its own attorney's fees. The Company does not anticipate that it will incur any liability in connection with its indemnification obligation owing to Robert I. Milstein.

Review and Approval of Transactions with Related Persons

The Board of Directors of the Company reviews and the independent directors must approve all related party transactions. Proposed transactions between the Company and related persons (as defined in Regulation S-K Item 404 under the Securities Act of 1933) are submitted to the full Board of Directors for consideration. The relationship of the parties and the terms of the proposed transaction are reviewed and discussed by the Board of Directors, and the independent members of the Board of Directors may approve or disapprove the Company entering into the transaction. All related party transactions, whether or not those transactions must be disclosed under Federal securities laws, are approved by the independent members of the Board of Directors pursuant to the policy and reviewed annually with the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and beneficial owners of more than 10% of a registered class of the Company's equity securities to file with the SEC and NYSE initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company, and such persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2009, or with respect to such fiscal year, all Section 16(a) filing requirements applicable to its executive officers, directors and ten percent beneficial owners were met.

PROPOSAL TWO: APPROVAL OF AN AMENDMENT TO OUR SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES FROM 41,000,000 TO 91,000,000, WHICH RESULTS IN AN INCREASE IN THE TOTAL NUMBER OF AUTHORIZED SHARES FROM 50,000,000 TO 100,000,000

Our Board of Directors has unanimously approved and recommended that our shareholders approve an amendment to our Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000, which will result in an increase in the total number of authorized shares from 50,000,000 to 100,000,000. As of March 15, 2010, of the 41,000,000 currently authorized common shares there were 28,170,763 common shares issued, of which 22,349,302 shares were outstanding and 5,821,461 shares were in treasury. We also had the following reserved common shares as of March 15, 2010: 516,203 common shares reserved for issuance under our shareholder approved equity-based award plans; 1,365,364 common shares reserved for issuance in settlement of outstanding option awards; and 261,822 common shares reserved in connection with settlement of units held under our Directors' Deferred Compensation Plan.

Our Board of Directors believes that the proposed increase in authorized common shares is desirable to enhance our flexibility in taking possible future actions, such as equity issuances, debt repayment, asset acquisitions and other corporate transactions, equity compensation awards and other corporate purposes. The proposed amendment will enable us to accomplish these objectives in a timely manner. Our Board of Directors determines whether, when and on what terms to issue authorized common shares, except as may be required by law, regulation or the rules of any national securities exchange on which the common shares are then traded. There are currently no plans or arrangements for the use of the additional authorized common shares.

The text of Article Fourth of the Articles of Incorporation, as it is proposed to be amended, is set forth below, marked to show changes from the current provision contained in the Articles of Incorporation:

FOURTH: The authorized number of shares of the Corporation is 100,000,000, consisting of 91,000,000 Common Shares, without par value (hereinafter called "Common Shares"), and 3,000,000 Class A Cumulative Preferred Shares, without par value (hereinafter called "Class A Shares"), 3,000,000 Class B Cumulative Preferred Shares, without par value (hereinafter called "Class B Shares") and 3,000,000 Noncumulative Preferred Shares, without par value (hereinafter called "Noncumulative Shares").

The additional common shares to be authorized will have rights identical to our currently outstanding common shares. The proposed amendment will not affect our preferred shares.

Our Articles of Incorporation provide that shareholders do not have preemptive rights to subscribe to additional securities which we may issue. If we issue additional common shares or other securities convertible into common shares in the future, it could dilute the voting rights, equity, earnings per share and book value per share attributable to present shareholders. The increase in authorized common shares could also discourage or hinder efforts by other parties to obtain control of us, thereby having an anti-takeover effect. The increase in authorized common shares is not proposed in response to any known attempt to acquire control of us.

The Board of Directors recommends that shareholders vote FOR the amendment to our second amended and restated Articles of Incorporation to increase the number of authorized common shares from 41,000,000 to 91,000,000, which results in an increase in the total number of authorized shares from 50,000,000 to 100,000,000.

PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP served as the independent registered public accounting firm to the Company in 2009 and is expected to be retained by the Company's Audit Committee to do so in 2010. Under the Audit Committee charter, the Audit Committee is responsible for the appointment and oversight of, and the approval of the compensation arrangements with, the Company's independent registered public accounting firm. The Board of Directors has directed that management submit the appointment of the Company's independent registered public accounting firm for ratification by shareholders at the annual meeting of shareholders.

Although the NYSE listing standards require that the Audit Committee be directly responsible for selecting and retaining the independent registered public accounting firm, we are providing you with the means to express your view on the matter. Shareholder ratification of the appointment of the Company's independent registered public accounting firm is not required by Ohio law, the Company's Code of Regulations or otherwise. Although this vote is not binding, if shareholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will consider the shareholder vote in determining whether or not to retain the firm. The Audit Committee may retain PricewaterhouseCoopers LLP, notwithstanding the fact that shareholders did not ratify the appointment, or select another nationally recognized accounting firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee reserves the right, in its discretion, to select and appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders.

A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting of shareholders and will have an opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions from shareholders.

Fees Paid to PricewaterhouseCoopers LLP

Audit Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audits of the Company's annual financial statements for the years ended December 31, 2009 and 2008 and the related reviews of the financial statements included in the Company's Form 10-Qs filed with the SEC during 2009 and 2008 were $495,000 and $564,000, respectively. The fees for 2009 and 2008 include the audit of the Company's internal control over financial reporting as required by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5, *An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements.*

Audit-Related Fees. The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audits or reviews of the Company's financial statements and are not reported under "Audit Fees" above for the years ended December 31, 2009 and 2008 were $6,900 and $62,000, respectively. Audit-related fees in 2009 consist of $6,900 billed for the security count procedures related to the Company's advisory business. Audit-related fees in 2008 consist of $57,000 billed for procedures related to other SEC filings and $5,000 billed for the security count procedures related to the Company's advisory business.

Tax Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning for the years ended December 31, 2009 and 2008 were $88,000 and $85,000, respectively, of which $48,000 and $47,000, respectively, were related to tax compliance services.

All Other Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for other products and services for the years ended December 31, 2009 and 2008 were $1,600 and $0, respectively, relating primarily to software licensing for accounting and professional standards.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves, on an individual basis, all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services.

Auditor Independence

The Audit Committee believes that the non-audit services provided by PricewaterhouseCoopers LLP are compatible with maintaining the accountant's independence. The Audit Committee reviews formal communication of auditor independence as required by PCAOB Rule 3526.

The Board of Directors recommends that shareholders vote FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accountant for the Company's fiscal year ending December 31, 2010.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING OF SHAREHOLDERS

If a shareholder desires to have a proposal included in the Company's proxy statement and form of proxy for the 2011 annual meeting of shareholders, the proposal must conform to the applicable proxy rules of the SEC concerning the submission and content of proposals and must be received by the Company prior to the close of business on November 26, 2010. In addition, if a shareholder intends to present a proposal at the Company's 2011 annual meeting of shareholders without the inclusion of the proposal in the Company's proxy materials and written notice of the proposal is not received by the Company on or before February 10, 2011, proxies solicited by the Board of Directors for the 2011 annual meeting of shareholders will confer discretionary authority to vote on the proposal if presented at the meeting. Shareholders should submit proposals to the executive offices of the Company, 1 AEC Parkway, Richmond Heights, Ohio 44143, Attention: Secretary. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING

The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. In accordance with a notice sent during 2002 to certain beneficial shareholders who share a single address, only one copy of this proxy statement and the attached annual report will be sent to that address, unless any shareholder residing at that address gave contrary instructions.

If any beneficial shareholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report, a copy can be obtained by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143. In addition, if any such shareholder wishes to receive a separate proxy statement and annual report in the future, the shareholder should provide such instructions by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143.

Also, shareholders that share an address and receive multiple copies of annual reports or proxy statements can request that only one copy be sent to that address in the future by providing instructions by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143.

OTHER MATTERS

Shareholders and other interested parties may send written communications to the Board of Directors, an individual director, the lead director or the non-employee directors as a group by mailing them to the Board of Directors, individual director, lead director or group of non-employee directors (as applicable), c/o Secretary, Associated Estates Realty Corporation, 1 AEC Parkway, Richmond Heights, Ohio 44143. All communications will be forwarded to the Board of Directors, individual director, lead director or group of non-employee directors, as applicable, although the Secretary will not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Management does not know of any other matters that will be presented for action at the meeting other than the items referred to in this proxy statement. If any other matters properly come before the meeting, the persons named in the proxy will vote on those matters in accordance with their judgment. For each other item that properly comes before the meeting, the vote required will be determined by applicable law, NYSE requirements and the Company's governing documents.

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Associated Estates
Great Living – It's What We Do®

Annual Financial Report
Year Ended December 31, 2009

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this report. This discussion may contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding our 2010 performance that are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the date of the document. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that these forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements. For a discussion of these risks and uncertainties, see "Risk Factors" on page 12.

Overview. We are engaged primarily in the ownership and operation of multifamily residential units. We also provide asset and property management services to third party owners of multifamily residential units for which we are paid fees. Our primary source of cash and revenue from operations is rents from the leasing of owned apartment units, which represented 98.1% of our consolidated revenue for the year ended December 31, 2009.

The operating performance of our properties is affected by general economic trends including, but not limited to, factors such as household formation, job growth, unemployment rates, population growth, immigration, the supply of new multifamily rental communities and in certain markets the supply of other housing alternatives, such as condominiums, single and multifamily rental homes and owner occupied single and multifamily homes. Additionally, our performance may be affected by the access to and cost of debt and equity.

Rental revenue collections are a combination of rental rates, occupancy levels and rent concessions. We attempt to adjust these factors to adapt to changing market conditions, thus allowing us to maximize rental revenue. Indicators that we use in measuring these factors include physical occupancy and net collected rent per unit. These indicators are more fully described in the Results of Operations comparison. Additionally, we consider property NOI and FFO to be important indicators of our overall performance. Property NOI (property operating revenue less property operating and maintenance expenses) is a measure of the profitability of our properties and has the largest impact on our financial condition and operating results. FFO is used in the real estate industry as a supplemental measure of the operating performance of real estate companies because it excludes charges, such as real estate depreciation, that are generally considered not to be reflective of the actual value of real estate assets over time. Additionally, gains and losses from the sale of most real estate assets and certain other items are also excluded from FFO. See Selected Financial Data presented in this report for reconciliations of NOI and FFO to consolidated net income attributable to AERC in accordance with accounting principles generally accepted in the United States ("GAAP").

Our Same Community portfolio for the years 2008 and 2009 consists of 46 properties containing 11,572 units and accounted for 93.1% of total revenue in 2009 and 94.0% of our property NOI. Same Community NOI decreased 2.4% in 2009 compared to 2008 primarily as a result of a $2.7 million or 13.6% reduction in NOI from our Southeast portfolio. Our Midwest portfolio, however, increased NOI $931,000 or 2.3%, while our Mid-Atlantic portfolio remained relatively flat in 2009. The following table presents NOI results for 2009 and 2008:

(In thousands)	Year Ended December 31, 2009 NOI		Year Ended December 31, 2008 NOI	
Same Community Properties:				
Midwest	$	41,901	$	40,970
Mid-Atlantic		9,563		9,498
Southeast		17,302		20,020
Total Same Community		68,766		70,488
Acquired Properties		4,404		3,299
Total Property NOI	$	73,170	$	73,787
Service Company NOI		180		160
Construction and Other Services NOI		(585)		(328)
Total NOI	$	72,765	$	73,619

Our 2010 earnings guidance does not include any acquisitions or dispositions. However, we intend to continue to evaluate potential property acquisitions when our investment criteria warrant an acquisition. Moreover, we will consider land development opportunities now that we again have the in-house construction expertise available through Merit Enterprises, our wholly owned subsidiary. We also may sell properties where market conditions are such that the reinvestment of cash proceeds derived from a sale are expected to provide, over time, a significantly greater return on equity, an increase in cash flow or further enhance our strategic objectives.

We are also focused on reducing the ratio of our total debt to gross real estate assets and the overall interest charges on our borrowings, which at December 31, 2009, had a weighted average rate of 6.2%. In January 2010, we raised approximately $54.7 million in a public offering of 5.2 million common shares. These proceeds were used to repay the $12.5 million of borrowings on our revolver and to prepay a $42.0 million mortgage loan that was to mature in June 2010.

In order to maximize property NOI, we plan to continue to focus our efforts on improving revenue, controlling costs and realizing operational efficiencies at the property level, both regionally and portfolio-wide. In 2010, at the midpoint of our guidance, we expect Same Community NOI to decrease 3.25% and we expect property revenue to decrease 0.5% while property operating expenses increase 3.25% compared to 2009. However, the uncertainties caused by current economic conditions and the unprecedented financial crisis complicate our ability to forecast future performance. We believe that the apartment industry is better situated to weather the recession than other real estate sectors because people will normally choose shelter over discretionary spending, such as going to the mall or hotel stays, and because government sponsored agencies, such as Fannie Mae and Freddie Mac, continue to provide attractive apartment financing, which may be unavailable to other commercial real estate sectors. However, our 2010 expectations may be adversely impacted if recessionary forces accelerate or Congress curtails Fannie Mae or Freddie Mac financing support to the apartment industry.

Federal Income Taxes. We have elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with our taxable year ending December 31, 1993. REITs are subject to a number of organizational and operational requirements including a requirement that 90.0% of the income that would otherwise be considered as taxable income be distributed to shareholders. Providing we continue to qualify as a REIT, we will generally not be subject to federal income tax on net income. However, our Service Companies are subject to federal income tax.

A REIT is precluded from owning more than 10.0% of the outstanding voting securities of any one issuer, other than a wholly owned subsidiary or another REIT, and more than 10.0% of the value of all securities of any one issuer. As an exception to this prohibition, a REIT is allowed to own up to 100% of the securities of a TRS that can provide non-customary services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. However, no more than 25.0% of the value of a REIT's total assets can be represented by securities of one or more TRS's. The amount of intercompany interest and other expenses between a TRS and a REIT are subject to arms length allocations. We have elected TRS status for all of our Service Companies.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity. Significant sources and uses of cash in the past three years are summarized as follows:

Significant Cash Sources (Uses):

(In thousands)	Year Ended December 31,		
	2009	2008	2007
Net cash provided by operations	$ 31,300	$ 24,665	$ 28,962
Fixed assets:			
Property/land acquisitions and development expenditures, net	(4,526)	(34,604)	(70,547)
Net property/land disposition proceeds	32,746	88,347	46,478
Recurring, revenue enhancing and non-recurring capital expenditures	(12,629)	(12,692)	(12,300)
Debt:			
Decrease in mortgage notes	(22,645)	(45,716)	(3,939)
(Decrease) increase in revolving credit facility borrowings	(9,000)	1,500	20,000
Cash dividends and operating partnership distributions paid	(15,529)	(15,813)	(16,554)
Purchase of preferred and/or treasury shares	(179)	(4,882)	(16,861)

Our primary sources of liquidity are cash flow provided by operations, short-term borrowings on the unsecured revolver, our secured credit facility or project-specific loans. We believe that we are well positioned to weather the recent turmoil in the financial markets. Our debt repayment obligations are relatively modest. Six mortgage loans totaling approximately $78.3 million were scheduled to mature in 2010. We have already repaid $42.0 million of those debt obligations, and we expect to repay the $36.3 million balance with proceeds from our unsecured revolver or with proceeds from other secured loans.

In December 2009, we entered into a credit facility agreement with Wells Fargo Multifamily Corporation on behalf of Freddie Mac. Pursuant to the terms of the facility, we have the potential to borrow up to $100.0 million over a two-year period with obligations being secured by nonrecourse, non cross-collateralized fixed or variable rate mortgages having terms of five, seven or ten years. Our $150.0 million unsecured revolver, which matures March 20, 2011, provides us additional financial flexibility.

Our ability to reenter the capital markets affords us additional liquidity as demonstrated by our recent successful sale to the public markets of 5,175,000 of our common shares resulting in net proceeds of approximately $54.7 million.

Cash flow provided by operations increased during 2009 compared to 2008 primarily due to changes in accounts payable and accrued expenses. These changes were primarily the result of an increase in the fair value of deferred compensation, the payment of real estate taxes in 2008 related to the sale of 15 properties and the payment of other liabilities in 2008 related to funds held for managed properties and our exit from the affordable housing management business.

Cash flow provided by operations decreased in 2008 compared to 2007 primarily due to the payment of real estate taxes in 2008 related to the sale of 15 properties and the payment of other liabilities in 2008 related to funds held for managed properties and our exit from the affordable housing management business. This decrease was partially offset by increased cash flow from property operations in 2008 when compared to 2007.

Shelf Availability. We have a shelf registration statement that became effective in May 2009. This registration statement relates to possible offerings, from time to time, of debt securities, preferred shares, depositary shares, common shares and common share warrants. This registration statement will expire in May 2012. In January 2010, we issued $57.4 million of new common shares under this registration statement. Securities offerings up to $157.2 million are available under this shelf registration statement, after giving effect to the January 2010 common share offering. However, before any debt securities could be issued under this shelf registration, major modifications to the debt covenants contained in the indenture currently in place would be necessary.

Liquidity: Normal Business Operations. We anticipate that we will meet our normal business operations and liquidity requirements for the upcoming year generally through net cash provided by operations. We believe that if net cash provided by operations is below projections, other sources, such as the unsecured revolver, secured and unsecured borrowings are or can be made available and should be sufficient to meet our normal business operations and liquidity requirements.

Liquidity: Non-Operational Activities. Sources of cash available for repayment of debt, completing our 60-unit expansion project at our River Forest property, any property acquisitions and funding other capital expenditures are expected to be provided primarily by proceeds from the refinancing of debt borrowings, our unsecured revolver and possibly the sale of common shares.

Long-Term Contractual Obligations. The following table summarizes our long-term contractual obligations at December 31, 2009, as defined by Item 303(a) 5 of Regulation S-K of the Securities and Exchange Act of 1934.

(In thousands)	Payments Due In				
Contractual Obligations	Total	2010	2011-2012	2013-2014	2015 and Later Years
Debt payable - principal	$ 525,836	$ 81,374	$ 149,142	$ 179,454	$ 115,866
Debt payable - interest	191,068	30,317	45,604	23,975	91,172
Operating leases	303	157	119	13	14
Purchase obligations	15,713	13,844	1,831	38	-
Total	$ 732,920	$ 125,692	$ 196,696	$ 203,480	$ 207,052

Debt Payable - Principal. Debt payable - principal includes principal payments on all property specific mortgages, the unsecured revolving credit facility and unsecured debt based on amounts and terms of debt in existence at December 31, 2009. For detailed information about our debt, see Note 5 of the Notes to Consolidated Financial Statements presented in this report.

Debt Payable - Interest. Debt payable - interest includes accrued interest at December 31, 2009 and interest payments as required based upon the terms of the debt in existence at December 31, 2009. Interest related to floating rate debt is calculated based on applicable rates as of December 31, 2009.

Operating Leases. We lease certain equipment and facilities under operating leases. For detailed information about our lease obligations, see Note 8 of the Notes to Consolidated Financial Statements presented in this report.

Purchase Obligations. Purchase obligations represent agreements to purchase goods or services and contracts for the acquisition of properties that are legally binding and enforceable and that specify all significant terms of the agreement. Our purchase obligations include, but are not limited to, obligations under construction contracts for labor and materials as well as vendor contracts for property operations entered into in the normal course of operations, such as for landscaping, snow removal, elevator maintenance, security, trash removal and electronically generated services. Obligations included in the above table represent agreements dated December 31, 2009, or earlier.

Dividends. On December 9, 2009, we declared a dividend of $0.17 per common share, which was paid on February 1, 2010, to shareholders of record on January 15, 2010. We anticipate that we will continue paying quarterly regular dividends in cash. Additionally, on January 28, 2010, we declared a quarterly dividend of $0.54375 per Depositary Share on our Class B Cumulative Redeemable Preferred Shares, which was paid on March 15, 2010, to shareholders of record on February 26, 2010.

Capital Expenditures. We anticipate incurring approximately $15.9 million in capital expenditures for 2010. This includes replacement of worn carpet and appliances, parking lots and similar items in accordance with our current property expenditure plan, as well as commitments for investment/revenue enhancing and non-recurring expenditures. These commitments are expected to be funded with cash provided by operating activities and borrowings on our unsecured revolver.

Financing and Other Commitments. The following table identifies our total debt outstanding as of December 31, 2009 (dollar amounts in thousands):

	Balance Outstanding December 31, 2009	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 115,464	22.0%	7.7%
Mortgages payable - other [1]	337,241	64.1%	5.8%
Unsecured debt	25,780	4.9%	7.9%
Total fixed rate debt	478,485	91.0%	6.4%
VARIABLE RATE DEBT			
Mortgages payable	34,851	6.6%	4.7%
Unsecured revolving credit facility	12,500	2.4%	2.6%
Total variable rate debt	47,351	9.0%	4.1%
TOTAL DEBT	$ 525,836	100.0%	6.2%

(1) Includes $63.0 million of variable rate debt swapped to fixed.

The following table provides information on loans repaid at par, as well as loans obtained during 2009:

(Dollar amounts in thousands)	Loans Repaid		Loans Obtained		
Property	Amount	Rate	Amount	Rate	Maturity
Saw Mill Village	$ 11,119	7.5%	$ 17,220	6.0%	April 2016
Georgetown Park	16,000	1.6% [1]	-	N/A	N/A
Chestnut Ridge	19,000	1.4% [1]	-	N/A	N/A
Oaks at Hampton	25,977	7.5%	-	N/A	N/A
Steeplechase	-	N/A	13,790	4.7% [1]	March 2016
Courtney Chase	-	N/A	21,440	4.7% [1]	March 2016
	$ 72,096	4.6% [2]	$ 52,450	5.1% [2]	

(1) Denotes variable rate loans. Rates shown on loans obtained are as of December 31, 2009.
(2) Represents weighted average interest rate for the loans listed.

At December 31, 2009, we had 17 unencumbered properties. These properties had net income of $7.8 million for the year ended December 31, 2009, and a net book value of $151.8 million at December 31, 2009.

We lease certain equipment and facilities under operating leases. Future minimum lease payments under all noncancellable operating leases in which we are the lessee, are included in the previous table of contractual obligations.

Operating Partnership. As provided in the AERC HP Investors Limited Partnership Agreement ("DownREIT Partnership"), we, as general partner, have guaranteed the obligation of the DownREIT Partnership to redeem OP units held by the limited partners. The DownREIT Partnership was formed in 1998. Under the terms of the DownREIT Partnership Agreement, the DownREIT Partnership is obligated to redeem OP units for our common shares or cash, at our discretion, at a price per OP unit equal to the 20 day trailing price of our common shares for the immediate 20 day period preceding a limited partner's redemption notice. As of December 31, 2009, there were 78,335 OP units remaining having a carrying value of $1.8 million, and 443,697 of the original 522,032 OP units had been redeemed. These transactions had the effect of increasing our interest in the DownREIT Partnership from 85.0% to 97.4%. For additional information regarding the OP units, see Note 1 of the Notes to the Consolidated Financial Statements presented in this report.

Acquisitions and Development. On April 21, 2008, we acquired two apartment communities located in the Richmond, Virginia metropolitan area totaling 536 units for a purchase price of $75.0 million and additional closing costs of $540,000. The acquisition also included a 5.9 acre land parcel adjacent to one of the properties on which we are constructing an additional 60 units. We expect to complete this construction during 2010.

We intend to continue to evaluate land and property acquisitions. Any future acquisitions or developments would be financed with the most appropriate sources of capital, which may include the assumption of mortgage indebtedness, bank and other institutional borrowings, the exchange of properties, undistributed earnings, secured or unsecured debt financings, or the issuance of shares or units exchangeable into common shares.

Dispositions. During 2009, we sold two properties for net cash proceeds of $32.7 million. The operating results of these properties, along with the gains of $15.4 million that we recognized, are included in "Income from discontinued operations."

Management and Service Operations. Revenues from our management and service operations were significantly reduced in 2008 and 2009 as a result of our exit from the Affordable Housing business at the end of 2007. As of December 31, 2009, we managed one property and asset managed one residential property and one commercial property for third party owners.

General Contractor/Construction. Our subsidiary, Merit Enterprises, Inc., is engaged as a general contractor and construction manager that will act as our in-house construction division, as well as provide general contracting and construction management services to third parties. Merit intends to concentrate its efforts on rehabilitation and ground-up construction projects.

RESULTS OF OPERATIONS FOR 2009 COMPARED WITH 2008 AND 2008 COMPARED WITH 2007

In the following discussion of the comparison of the year ended December 31, 2009 to the year ended December 31, 2008 and the year ended December 31, 2008 to the year ended December 31, 2007, Same Community properties represent 44 wholly owned properties that were owned during all of 2007, 2008 and 2009. Acquired properties represent two properties acquired in April 2008 and two properties acquired in June 2007.

The net loss from continuing operations decreased $384,000 during 2009 compared to 2008 primarily as a result of a decrease of $1.4 million in interest expense and a gain on insurance recoveries of $665,000 during 2009. Offsetting these items was the fact that 2008 included net income from joint ventures of $1.5 million due to the sale of our last joint venture property. The net loss from continuing operations decreased $6.1 million in 2008 compared to 2007 primarily as a result of a $3.1 million decrease in interest expense, which was primarily due to decreased debt defeasance/prepayment costs, and an increase in equity in net income (loss) of joint ventures of $1.8 million primarily resulting from the above referenced sale of our last joint venture property in 2008.

The following chart is intended to reflect the amount and percentage change in line items that are relevant to the changes in overall operating performance:

(In thousands)	Increase (decrease) when comparing the years ended December 31,					
	2009 to 2008			2008 to 2007		
Property revenue	$	124	0.1%	$	14,076	12.4%
Fees, reimbursements and other		(497)	(27.9)%		(9,206)	(83.8)%
Property operating and maintenance expense items:						
Personnel		284	1.9%		1,326	10.0%
Real estate taxes and insurance		351	2.0%		1,052	6.4%
Utilities		313	4.6%		992	17.1%
Depreciation and amortization		(976)	(2.7)%		6,625	22.6%
Direct property management and service company expenses		(517)	(31.8)%		(11,239)	(87.4)%
General and administrative		255	1.9%		3,442	33.3%
Interest expense		(1,440)	(4.0)%		(3,138)	(8.1)%
Gain on insurance recoveries		665	N/A		-	N/A
Equity in net income (loss) of joint ventures		(1,502)	(100.0)%		1,760	N/A
(Loss) income from continuing operations		(384)	3.8%		(6,120)	37.8%
Income from discontinued operations		(28,801)	(64.3)%		18,342	69.4%

Property Revenue. Property revenue is impacted by a combination of rental rates, rent concessions and occupancy levels, i.e., net collected rent per unit. Physical occupancy at the end of each period and net collected rent per unit are presented in the following tables:

	Physical Occupancy For the year ended December 31,		
	2009	2008	2007
Same Community Properties:			
Midwest	94.9%	94.8%	94.9%
Mid-Atlantic	95.2%	92.2%	95.1%
Southeast	91.8%	88.8%	93.4%
Total Same Community	94.3%	93.4%	94.6%
Acquired Properties	91.6%	90.5%	90.5%

	Average Monthly Net Collected Rent Per Unit For the year ended December 31,					
	2009		2008		2007	
Same Community Properties:						
Midwest	$	783	$	778	$	744
Mid-Atlantic	$	1,241	$	1,222	$	1,185
Southeast	$	952	$	1,001	$	1,019
Total Same Community	$	847	$	852	$	828
Acquired Properties	$	884	$	939	$	899

Property revenue increased in 2009 compared to 2008 primarily as a result of an increase of $730,000 contributed by the acquired properties. Property revenue for the Same Community properties decreased $610,000 primarily due to reductions in net rent (potential rent less concessions) and increases in the amount of vacancy losses in the Southeast portfolio. Property revenues increased in 2008 compared to 2007 primarily as a result of $10.9 million contributed by the acquired properties and an increase of $3.2 million in the Same Community properties which was primarily due to stable occupancy throughout the majority of 2008 combined with rental rate increases and an overall reduction in concessions.

Fees, Reimbursements and Other. The management and service operations saw a decrease of $120,000 in fee revenue in 2009 compared to 2008 and a reduction of $1.9 million in fee revenue in 2008 compared to 2007 primarily as a result of the loss of management fee revenue associated with our exit from the Affordable Housing fee management business at the end of 2007 and the resulting reduction in management fee revenue from properties formerly managed for third party owners. Reimbursement of expense from managed properties decreased $400,000 in 2009 compared to 2008 and $7.3 million in 2008 compared to 2007 also as a result of the reduction of the number of properties managed. This reduction had no impact to the net loss from continuing operations as these reimbursements are also included in "Direct property management expenses."

Property Operating and Maintenance Expenses. Property operating and maintenance expenses remained flat for the Same Community properties in 2009 compared to 2008 as well as in 2008 compared to 2007. However, total property operating and maintenance expenses for the entire portfolio increased during both comparison periods because of the additional expenses related to the acquired properties.

Depreciation and Amortization. Depreciation and amortization expenses decreased in 2009 compared to 2008 and increased in 2008 compared to 2007 primarily as a result of the 12-month to 16-month amortization periods of intangible assets recorded in connection with the acquired properties.

Direct Property Management and Service Company Expenses. Direct property management and service company expenses decreased in 2009 compared to 2008 and in 2008 compared to 2007 as a result of the reduction in the number of properties managed for third party owners. The reimbursement of expenses from the managed properties decreased in both comparison periods as previously noted. However, this reduction had no impact to the net loss from continuing operations as these reimbursements are also included in "Fees, reimbursements and other" revenue. Additionally, service company expenses, which represent the portion of general and administrative expense that relates to the management of third party owned properties, decreased $4.0 million in 2008 compared to 2007 due to the reduction in the number of properties managed.

General and Administrative Expenses. General and administrative expense increased in 2009 primarily as a result of an increase in directors' deferred compensation in 2009 compared to 2008. This was primarily a result of valuation adjustments of the directors' deferred compensation based upon the closing price of our common shares at the end of each period. This increase was partially offset by a reduction to payroll expenses in 2009 compared to 2008. General and administrative expense decreased in 2008 compared to 2007 primarily as a result of the reduction in costs allocated to "Direct property management and service company expenses," as noted above, an increase in 2008 of $560,000 related to pre-acquisition and other project costs, and an increase in deferred directors' compensation expense in 2008 of $470,000. These increases were partially offset by decreases in payroll related costs in 2008 of $600,000 primarily as a result of our exit from the Affordable Housing fee management business in 2008. The director's deferred compensation plan was modified effective January 1, 2010, to provide that all distributions under the plan will be in the form of our common shares instead of cash. As a result, the value of the deferred compensation will no longer be adjusted based upon the closing price of our common shares. Distributions with a commencement date of December 31, 2010 or earlier will continue to be made in cash, however the value of these units was fixed as of December 31, 2009, in accordance with the original terms of the plan.

Interest Expense. Interest expense decreased in 2009 compared to 2008 primarily due to the receipt in the first quarter of 2009 of refunds totaling $563,000 of defeasance costs in connection with certain previously defeased loans and decreased interest expense of $310,000 for borrowings on our revolver. Interest expense decreased in 2008 compared to 2007 primarily due to a reduction of $4.2 million in defeasance/prepayment costs that were included in income from continuing operations. Interest expense, including defeasance/prepayment costs that are associated with discontinued operations are included in "Income from discontinued operations," as discussed below.

Gain on Insurance Recoveries. During 2009, we settled a wind storm damage insurance claim involving 13 of our central Ohio properties for the aggregate sum of $906,000, net of our deductible. Also included in this category was a settlement of $271,000, net of our deductible in connection with a clubhouse fire at one of our Ohio properties. The gain on insurance recoveries recorded during 2009 represents insurance proceeds to be received net of the carrying value of the assets written off and costs incurred to make repairs.

Equity in Net Income (Loss) of Joint Ventures. On December 31, 2008, the joint venture in which we were a 50.0% partner sold the Affordable Housing property that it owned. Our proportionate share of the gain recognized in 2008 was $1.6 million.

Income from Discontinued Operations. Included in discontinued operations for the years ended December 31, 2009, 2008 and 2007, are the operating results and the gains related to two wholly owned properties that were sold in 2009, 15 wholly owned properties that were sold in 2008, and three wholly owned properties that were sold in 2007. The operating loss from discontinued operations in 2008 was primarily due to costs incurred to defease loans that were secured by properties that were sold. For further details on "Income from discontinued operations," see Note 2 of the Notes to the Consolidated Financial Statements presented in this report.

Discount/(Premium) on Preferred Share Repurchase. In 2008 and 2007, we repurchased 278,000 and 111,500, respectively, of our preferred depositary shares, which each represent 1/10th of a share of our 8.70% Class B Series II Cumulative Redeemable Preferred Shares. The depositary shares have a recorded value of $25.00 per share. The average price that we paid per share for the 2008 repurchases was $16.77, and we therefore recognized a total discount of $2.3 million. The average price that we paid per share for the 2007 repurchases was $26.02, and we therefore recognized a premium of $114,000.

Inflation. We believe that the effects of inflation only minimally impacts our operational performance because our leases are mostly for 12-month terms, which allows us the opportunity to increase our new lease and lease renewal rents to account for inflationary price increases.

Critical Accounting Estimates

Our consolidated financial statements include accounts of all subsidiaries, the Service Companies and the Operating Partnership structured as a DownREIT. The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and related notes. In preparing these consolidated financial statements, we have utilized information available including industry practice and our own past history in forming estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome that we anticipated in formulating the estimates inherent in these consolidated financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

We assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. In performing this analysis, we estimate holding periods of the assets, changes in fair market value of the assets and cash flows related to the operations of the assets to determine the range of potential alternatives and assign a probability to the various alternatives under consideration by management. Should the estimates used to determine alternatives or the probabilities of the occurrence thereof change, impairment may result which could materially impact our results of operations.

We review goodwill annually and whenever there is an impairment indicator. In performing this analysis, we use a multiple of revenues to the range of potential alternatives and assign a probability to the various alternatives we consider. Should estimates used to determine the alternatives considered or the probabilities of the occurrence thereof change, impairment may result which could materially impact our results of operations.

We estimate the fair value of share-based compensation awarded. We use the Black-Scholes option-pricing model to estimate the fair value of the stock options, and the Monte Carlo method to estimate the fair value of restricted share awards in which the number of shares that will ultimately vest are subject to market conditions. The use of judgment and/or estimates is required in determining certain of the assumptions used by these valuation models. If we had used different judgment and/or estimates, different valuations would have been produced that may have resulted in a material change to our results of operations. We also estimate future performance results related to certain share-based awards. If the results vary from our estimate, it may require us to make a material adjustment to our results of operations.

We estimate the amount of real estate taxes for which we will be liable based upon assumptions relating to possible changes in millage rates and property value reassessments. In most circumstances, the actual millage rates or reassessment values are not available until the following reporting period and consequently these rates or values could differ from assumptions and require material adjustments to the liabilities recorded.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Based on our variable rate debt outstanding at December 31, 2009 and 2008, an interest rate change of 100 basis points would impact interest expense by approximately $475,000 and $565,000 on an annual basis, respectively. Additionally, we have interest rate risk associated with fixed rate debt at maturity. We have, and will continue to manage, interest rate risk as follows: (i) maintain what we believe to be a conservative ratio of fixed rate, long-term debt to total debt such that variable rate exposure is kept at an acceptable level; (ii) consider hedges for certain long term variable and/or fixed rate debt through the use of interest rate swaps or interest rate caps; and (iii) consider the use of treasury locks where appropriate to hedge rates on anticipated debt transactions. We use various financial models and advisors to assist us in analyzing opportunities to achieve those objectives. For additional information related to interest rate hedge agreements, see "Derivative Instruments and Hedging Activities" in Note 1 of the Notes to Consolidated Financial Statements presented in this report. The table below provides information about our financial instruments that are sensitive to change in interest rates. For debt obligations, the table below presents principal cash flows and related weighted average interest rates based on expected maturity dates.

	December 31, 2009								December 31, 2008	
(Dollar amounts in thousands) **Long term debt**	2010	2011	2012	2013	2014	Thereafter	Total	Fair Market Value	Total	Fair Market Value
Fixed:										
Fixed rate mortgage debt	$ 78,310	$ 54,570	$ 81,584	$ 132,209	$ 44,538	$ 87,274	$ 478,485	$ 470,393	$ 500,981	$ 492,525
Weighted average interest rate	6.0%	7.6%	7.0%	6.1%	5.6%	6.4%	6.4%			
Variable:										
Variable rate mortgage debt	-	-	-	-	-	34,851	34,851	37,360	35,000	34,813
Weighted average interest rate	-	-	-	-	-	4.7%	4.7%			
LIBOR based revolving credit facility (1)	-	12,500	-	-	-	-	12,500	12,309	21,500	21,552
Total variable rate debt	-	12,500	-	-	-	34,851	47,351	49,669	56,500	56,365
Total long term debt	$ 78,310	$ 67,070	$ 81,584	$ 132,209	$ 44,538	$ 122,125	$ 525,836	$ 520,062	$ 557,481	$ 548,890

(1) Our unsecured revolving credit facility matures in March 2011 and had a weighted average interest rate of 2.6% at December 31, 2009.

CONTINGENCIES

Environmental. We have reviewed tangible long-lived assets and other agreements for associated asset retirement obligations ("AROs") and have determined that we do not have any material AROs that would require recognition as a liability or disclosure in our financial statements at December 31, 2009. Phase I environmental audits were obtained at the time of the IPO, property acquisition or property refinancing, as the case may be, on all of our wholly owned properties.

Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted, and if so, whether any claims will, in fact, be asserted.

Pending Litigation. For a discussion of pending litigation, see Note 8 of the Notes to Consolidated Financial Statements presented in this report.

Controls and Procedures

Disclosure Controls and Procedures. We evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is made timely in accordance with the Securities Exchange Act of 1934 ("Exchange Act") and the rules and forms of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") as of the end of the period covered by this annual report. The CEO and CFO have concluded, based on their review, that our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), are effective to ensure that information required to be disclosed in reports that we file under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. We assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework." Based on that assessment and those criteria, we concluded that our internal control over financial reporting is effective as of December 31, 2009. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which is included in the "Report of Independent Registered Public Accounting Firm" in this annual report.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of 2009 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

We believe that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Risk Factors

We are subject to certain risks and uncertainties as described below. These risks and uncertainties are not the only ones we face, and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. Our ability to pay dividends on, and the market price of, our equity securities may be adversely affected if any of such risks are realized.

We are subject to risks inherent in the real estate business and operation of a REIT. We own and manage multifamily apartment communities that are subject to varying degrees of risk generally incident to the ownership of real estate. Our financial condition, the value of our properties and our ability to make distributions to our shareholders will be dependent upon our continued access to the debt and equity markets and our ability to operate our properties in a manner sufficient to generate income in excess of operating expenses and debt service charges, which may be affected by the following risks, some of which are discussed in more detail below:

- Changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;
- Our ability to refinance debt on favorable terms at maturity;
- Risks of a lessening of demand for the multifamily units that we own or manage;
- Competition from other available multifamily units and changes in market rental rates;
- Increases in property and liability insurance costs;

- Unanticipated increases in real estate taxes and other operating expenses;
- Weather conditions that adversely affect operating expenses;
- Expenditures that cannot be anticipated, such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases;
- Inability to control operating expenses or achieve increases in revenue;
- Ownership limitations on our common and preferred shares that may discourage a takeover otherwise considered favorably by shareholders;
- The results of litigation filed or to be filed against us;
- Changes in tax legislation;
- Risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage;
- Catastrophic property damage losses that are not covered by our insurance;
- Our ability to acquire properties at prices consistent with our investment criteria;
- Risks associated with property acquisitions, such as environmental liabilities, among others;
- Changes in or termination of contracts relating to third party management and advisory business;
- Risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and
- Construction business risks.

We are dependent on rental income from our multifamily apartment communities. If we are unable to attract and retain residents or if our residents are unable to pay their rental obligations, our financial condition and funds available for distribution to our shareholders may be adversely affected.

Our multifamily apartment communities are subject to competition. Our apartment communities are located in developed areas that include other apartment communities and compete with other housing alternatives, such as condominiums, single and multifamily rental homes and owner occupied single and multifamily homes. In certain markets, such as Florida, failed condominium conversions or properties originally developed as condominiums are reverting to apartment rentals, creating increasing competition in those markets. Moreover, rentals resulting from bank foreclosures may create additional competition in certain of our markets. Such competition may affect our ability to attract and retain residents and to increase or maintain rental rates.

The properties we own are concentrated in Ohio, Michigan, Georgia, Florida, Indiana, Virginia and Maryland. As of December 31, 2009, approximately 32%, 24%, 14%, 10%, 7%, 7% and 6% of the units in properties we own were located in Ohio, Michigan, Georgia, Florida, Indiana, Virginia and Maryland, respectively. Our performance, therefore, is linked to economic conditions and the market for available rental housing in the sub-markets in which we operate. Deteriorating economic conditions, such as continued high unemployment and competition from unsold or foreclosed homes or condominiums in the various sub-markets in Ohio and Michigan, where 56% of our units are located, or to a lesser extent the sub-markets in the other states, may adversely affect our financial condition, results of operations and ability to make distributions to our shareholders.

Our insurance may not be adequate to cover certain risks. There are certain types of risks, generally of a catastrophic nature, such as earthquakes, floods, windstorms, acts of war and terrorist attacks that may be uninsurable, are not economically insurable, or are not fully covered by insurance. Moreover, certain risks, such as mold and environmental exposures, generally are not covered by our insurance. Other risks are subject to various limits, sublimits, deductibles and self insurance retentions, which help to control insurance costs, but which may result in increased exposures to uninsured loss. Any such uninsured loss could have a material adverse effect on our business, financial condition and results of operations.

Secured debt financing could adversely affect our performance. At December 31, 2009, thirty-one of our 48 properties were encumbered by project specific, non-recourse, and except for five properties, non-cross-collateralized mortgage debt. There is a risk that these properties may not have sufficient cash flow from operations to pay required principal and interest. We may not be able to refinance these loans at an amount equal to the loan balance and the terms of any refinancing may not be as favorable as the terms of existing indebtedness. If we are unable to make required payments on indebtedness that is secured by a mortgage, the property securing the mortgage may be foreclosed with a consequent loss of income and value to us. Although Fannie Mae and Freddie Mac continue to provide needed financing to qualified borrowers, such as ourselves, there is no assurance that those alternatives will remain available.

Real estate investments are generally illiquid, and we may not be able to sell our properties when it is economically or strategically advantageous to do so. Real estate investments generally cannot be sold quickly, and our ability to sell properties may be affected by market conditions. We may not be able to further diversify or vary our portfolio in accordance with our strategies or in response to economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), limit the ability of a REIT to sell its properties in some situations when it may be economically advantageous to do so, thereby potentially adversely affecting our ability to make distributions to our shareholders.

Our access to corporate public bond markets is limited. Substantially all of our current debt either is secured property-specific mortgages or bank debt under our unsecured revolving credit facility. In order to access the corporate public bond markets, we would need major modifications to the shelf registration debt covenants contained in the indenture currently in place.

Litigation may result in unfavorable outcomes. Like many real estate operators, we are frequently involved in lawsuits involving premises liability claims, housing discrimination claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance, such as a class action, could result in substantial costs being incurred.

The costs of complying with laws and regulations could adversely affect our cash flow. Our properties must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that they are "public accommodations" or "commercial facilities" as defined in the ADA. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except for portions of such communities that are open to the public. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Other laws also require apartment communities to be handicap accessible. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants. We have been subject to lawsuits alleging violations of handicap design laws in connection with certain of our developments.

Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in the property. This liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of the substances. Other laws impose on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. Failure to comply with applicable requirements could complicate our ability to lease or sell an affected property and could subject us to monetary penalties, costs required to achieve compliance and potential liability to third parties. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties. Nonetheless, it is possible that material environmental contamination or conditions exist, or could arise in the future in the apartment communities or on the land upon which they are located.

We are subject to risks associated with development, acquisition and expansion of multifamily apartment communities. Development projects, acquisitions and expansions of apartment communities are subject to a number of risks, including:

- Availability of acceptable financing;
- Competition with other entities for investment opportunities;
- Failure by our properties to achieve anticipated operating results;
- Construction costs of a property exceeding original estimates;
- Delays in construction; and
- Expenditure of funds on, and the devotion of management time to, transactions that may not come to fruition.

We impose stock ownership limitations that may discourage a takeover otherwise considered favorable by shareholders. With certain limited exceptions, our Second Amended and Restated Articles of Incorporation, as amended and supplemented to date, prohibit the ownership of more than 4.0% of our outstanding common shares and more than 9.8% of the shares of any series of any class of our preferred shares by any person, unless we grant a waiver. Absent such a waiver, any shares owned in excess of such ownership limit are subject to repurchase by us and to other consequences as set forth in our Second Amended and Restated Articles of Incorporation. All shares of stock issued by our company are subject to the following restrictions, whether such shares are in certificated or uncertificated form:

"The Common Shares represented by this certificate are subject to restrictions on transfer for the purpose of preserving the Corporation's status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended. Subject to certain provisions of the Corporation's Amended and Restated Articles of Incorporation, no Person may Beneficially Own Common Shares in excess of 4.0% of the outstanding Common Shares of the Corporation (unless such Person is an Existing Holder) and no Person (other than an Existing Holder who Constructively Owns in excess of 9.8% of the Common Shares immediately following the consummation of the Initial Public Offering) may Constructively Own Common Shares in excess of 9.8% of the outstanding Common Shares of the Corporation. Any Person who attempts to Beneficially Own or Constructively Own Common Shares in excess of the above limitations must immediately notify the Corporation. All capitalized terms in this legend have the meanings defined in the Corporation's Second Amended and Restated Articles of Incorporation, a copy of which, including the restrictions of transfer, will be sent without charge to each shareholder who so requests. If the restrictions on transfer are violated, certain of the Common Shares represented may be subject to repurchase by the Corporation on the terms and conditions set forth in the Corporation's Second Amended and Restated Articles of Incorporation."

We have a shareholders rights plan which would delay or prevent a change in control. We also have a shareholders rights plan, which may be triggered if any person or group becomes the beneficial owner of, or announces an offer to acquire 15.0% or more of our common shares. We are domiciled in the State of Ohio, where various state statutes place certain restrictions on takeover activity. Our shareholders rights plan and these restrictions are likely to have the effect of precluding acquisition of control of us without our consent even if a change in control is in the interests of shareholders. All shares of stock issued by our company include the following reference to such shareholders rights agreement whether such shares are in certificated or uncertificated form:

"This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Second Amended and Restated Shareholder Rights Agreement between Associated Estates Realty Corporation, an Ohio corporation (the "Company"), and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as rights agent (the "Rights Agent"), dated as of December 30, 2008 (as amended, supplemented or otherwise modified from time to time, the "Rights Agreement"), the terms of which are incorporated by reference herein and a copy of which is on file at the principal offices of the Company and the stock transfer administration office of the Rights Agent. The Company will mail a copy of the Rights Agreement without charge to the holder of this certificate within five days after the receipt of a written request therefore. Under certain circumstances, as set forth in the Rights Agreement, the Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment, under the terms of the Rights Agreement. Under certain circumstances, Rights issued to or held by Acquiring Persons or by any Affiliates or Associates thereof (as defined in the Rights Agreement), and any subsequent holder of such Rights, may become null and void. The Rights are not exercisable, and are void so long as held, by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction has not been obtained."

We may fail to qualify as a REIT and our shareholders may incur tax liability as a result. Commencing with our taxable year ending December 31, 1993, we have operated in a manner so as to permit us to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. Although we believe that we will continue to operate as a REIT, no assurance can be given that we will remain qualified as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain Code provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification was lost. As a result, the cash available for distribution to our shareholders could be reduced or eliminated for each of the years involved.

We are subject to control by our directors and officers. Our directors and executive officers and some members of their respective families owned approximately 15.0% of our outstanding common shares as of December 31, 2009. Accordingly, those persons have substantial influence over us and the outcome of matters submitted to our shareholders for approval.

We depend on our key personnel. Our success depends, to a significant degree, upon the continued contribution of key members of our management team, who may be difficult to replace. The loss of services of these executives could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. Our Chairman of the Board, President and Chief Executive Officer, Mr. Jeffrey I. Friedman, is a party to an employment agreement with us. Other than Mr. Friedman, we do not have employment agreements with key personnel. We do not hold key-man life insurance on any of our key personnel.

We may be exposed to construction business risk. Our subsidiary, Merit Enterprises, Inc., is engaged in the construction business as a general contractor. Inherent risks of those operations include the following:

- Fixed price contracts can be adversely affected by a number of factors that cause actual results to exceed the cost estimates at the time of original bid, resulting in increased project costs and possible losses;
- Penalties for late completion;
- Adverse weather conditions;
- Continuing difficulties in the development and construction industries;
- Continuing difficulties in obtaining financing for development and construction;
- Failure of subcontractors to perform as anticipated; and
- Bonding indemnification obligations for which the parent company is responsible.

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Associated Estates Realty Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15 (1) present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries (the "Company") at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index under Item 15(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls Over Financial Reporting included in the accompanying Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it computes earnings per share effective January 1, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 25, 2010

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	December 31, 2009	December 31, 2008
ASSETS		
Real estate assets		
Land	$ 107,815	$ 110,220
Buildings and improvements	798,321	812,443
Furniture and fixtures	29,710	29,315
	935,846	951,978
Less: accumulated depreciation	(302,108)	(280,541)
	633,738	671,437
Construction in progress	4,797	745
Real estate held for sale, net	-	1,666
Real estate, net	638,535	673,848
Cash and cash equivalents	3,600	3,551
Restricted cash	7,093	6,873
Accounts and notes receivable, net		
Rents	1,115	1,320
Affiliates	135	606
Other	1,910	1,842
Goodwill	1,725	1,725
Other assets, net	8,392	10,131
Total assets	$ 662,505	$ 699,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 487,556	$ 510,201
Unsecured revolving credit facility	12,500	21,500
Unsecured debt	25,780	25,780
Total debt	525,836	557,481
Accounts payable, accrued expenses and other liabilities	27,307	26,217
Dividends payable	2,849	2,920
Resident security deposits	2,956	3,360
Accrued interest	2,288	2,468
Total liabilities	561,236	592,446
Noncontrolling redeemable interest	1,829	1,829
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at December 31, 2009 and December 31, 2008, respectively	48,263	48,263
Common shares, without par value, $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,675,826 and 16,556,221 outstanding at December 31, 2009 and December 31, 2008, respectively	2,300	2,300
Paid-in capital	283,090	282,501
Accumulated distributions in excess of accumulated net income	(168,822)	(159,595)
Accumulated other comprehensive loss	(1,420)	(2,899)
Less: Treasury shares, at cost, 6,319,937 and 6,439,542 shares at December 31, 2009 and December 31, 2008, respectively	(63,971)	(64,949)
Total shareholders' equity	99,440	105,621
Total liabilities and shareholders' equity	$ 662,505	$ 699,896

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Year Ended December 31, 2009	2008	2007
REVENUE			
Property revenue	$ 127,972	$ 127,848	$ 113,772
Management and service company revenue:			
Fees, reimbursements and other	1,287	1,784	10,990
Construction and other services	1,160	1,010	2,218
Total revenue	130,419	130,642	126,980
EXPENSES			
Property operating and maintenance	54,802	54,061	49,920
Depreciation and amortization	34,937	35,913	29,288
Direct property management and service company expense	1,107	1,624	12,863
Construction and other services	1,745	1,338	2,164
General and administrative	14,024	13,769	10,327
Total expenses	106,615	106,705	104,562
Operating income	23,804	23,937	22,418
Interest income	46	132	429
Interest expense	(34,220)	(35,660)	(38,798)
(Loss) income before gain on insurance recoveries, equity in income (loss) of joint ventures, and income from discontinued operations	(10,370)	(11,591)	(15,951)
Gain on insurance recoveries	665	-	-
Equity in net income (loss) of joint ventures	-	1,502	(258)
(Loss) income from continuing operations	(9,705)	(10,089)	(16,209)
Income from discontinued operations:			
Operating income (loss)	568	(433)	5,563
Gain on disposition of properties	15,400	45,202	20,864
Income from discontinued operations	15,968	44,769	26,427
Net income	6,263	34,680	10,218
Net income attributable to noncontrolling redeemable interest	(53)	(53)	(53)
Net income attributable to AERC	6,210	34,627	10,165
Preferred share dividends	(4,199)	(4,655)	(4,924)
Preferred share repurchase costs	-	(143)	(58)
Discount/(premium) on preferred share repurchase	-	2,289	(114)
Allocation to participating securities	(423)	(730)	(338)
Net income applicable to common shares	$ 1,588	$ 31,388	$ 4,731
Earnings per common share - basic and diluted:			
(Loss) income from continuing operations applicable to common shares	$ (0.85)	$ (0.78)	$ (1.27)
Income from discontinued operations	0.95	2.71	1.55
Net income applicable to common shares	$ 0.10	$ 1.93	$ 0.28
Weighted average shares outstanding - basic and diluted	16,516	16,262	16,871

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)	Year Ended December 31, 2009	2008	2007
Common shares outstanding			
Balance outstanding at beginning of period	16,556,221	16,353,700	17,261,224
Shares purchased	(33,515)	(21,003)	(1,045,346)
Shares issued from treasury for stock option exercises	47,500	180,021	22,479
Restricted share activity, net	105,620	43,503	115,343
Balance outstanding at end of period	16,675,826	16,556,221	16,353,700
Preferred shares outstanding			
Balance outstanding at beginning of period	193,050	220,850	232,000
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	-	(27,800)	(11,150)
Balance outstanding at end of period	193,050	193,050	220,850
Noncontrolling redeemable interest			
Balance outstanding at beginning of period	$ 1,829	$ 1,829	$ 1,829
Balance outstanding at end of period	$ 1,829	$ 1,829	$ 1,829
Preferred shares			
Balance outstanding at beginning of period	$ 48,263	$ 55,213	$ 58,000
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	-	(6,950)	(2,787)
Balance outstanding at end of period	48,263	48,263	55,213
Common shares (at $.10 stated value)			
Balance outstanding at beginning and end of period	2,300	2,300	2,300
Paid-in capital			
Balance outstanding at beginning of period	282,501	281,152	280,369
Share based compensation	538	1,294	786
Shares issued from treasury for stock option exercises	51	(88)	(60)
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	-	143	57
Balance outstanding at end of period	283,090	282,501	281,152
Accumulated distributions in excess of accumulated net income			
Balance outstanding at beginning of period	(159,595)	(180,436)	(173,962)
Net income	6,263	34,680	10,218
Net income attributable to noncontrolling redeemable interest	(53)	(53)	(53)
Share based compensation	6	8	10
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	-	2,146	(172)
Common share dividends declared	(11,244)	(11,285)	(11,553)
Preferred share dividends declared	(4,199)	(4,655)	(4,924)
Balance outstanding at end of period	(168,822)	(159,595)	(180,436)
Accumulated other comprehensive loss			
Balance outstanding at beginning of period	(2,899)	(1,050)	(71)
Change in fair value of hedge instruments	1,479	(1,849)	(979)
Balance outstanding at end of period	(1,420)	(2,899)	(1,050)
Treasury shares (at cost)			
Balance outstanding at beginning of period	(64,949)	(67,393)	(54,585)
Purchase of common shares	(179)	(221)	(13,959)
Share based compensation	807	734	890
Shares issued from treasury for stock option exercises	350	1,931	261
Balance outstanding at end of period	(63,971)	(64,949)	(67,393)
Total shareholders' equity	$ 99,440	$ 105,621	$ 89,786

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2009	2008	2007
Cash flow from operating activities:			
Net income	$ 6,263	$ 34,680	$ 10,218
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	35,412	37,867	34,164
Loss on fixed asset replacements write-off	60	288	108
Gain on disposition of properties	(15,400)	(45,202)	(20,864)
Gain on insurance recoveries	(665)	-	-
Amortization of deferred financing costs and other, net	1,225	1,295	1,273
Share-based compensation	1,952	1,893	1,590
Equity in net (income) loss of joint ventures	-	(1,502)	258
Distribution from joint ventures	-	-	780
Net change in assets and liabilities:			
Accounts and notes receivable	613	210	787
Accounts payable and accrued expenses	2,292	(3,982)	102
Other operating assets and liabilities	(232)	(739)	(3)
Restricted cash	(220)	(143)	549
Total adjustments	25,037	(10,015)	18,744
Net cash flow provided by operations	31,300	24,665	28,962
Cash flow from investing activities:			
Recurring fixed asset additions	(7,807)	(8,873)	(10,420)
Revenue enhancing/non-recurring fixed asset additions	(4,822)	(3,819)	(1,880)
Net proceeds from disposition of operating properties	32,746	88,347	46,478
Acquisition fixed asset additions	(4,526)	(34,604)	(70,547)
Other investing activity	859	-	(2,241)
Net cash flow provided by (used for) investing activities	16,450	41,051	(38,610)
Cash flow from financing activities:			
Principal payments on mortgage notes payable	(2,999)	(2,865)	(3,316)
Repayments of mortgage notes payable	(72,096)	(42,851)	(116,161)
Payment of debt procurement costs	(751)	(646)	(1,660)
Proceeds from mortgage notes obtained	52,450	-	115,538
Revolver borrowings	141,350	149,175	155,260
Revolver repayments	(150,350)	(147,675)	(135,260)
Common share dividends paid	(11,277)	(11,105)	(11,577)
Preferred share dividends paid	(4,199)	(4,655)	(4,924)
Operating partnership distributions paid	(53)	(53)	(53)
Exercise of stock options	403	1,843	201
Purchase of preferred and/or treasury shares	(179)	(4,882)	(16,861)
Net cash flow used for financing activities	(47,701)	(63,714)	(18,813)
Increase (decrease) in cash and cash equivalents	49	2,002	(28,461)
Cash and cash equivalents, beginning of period	3,551	1,549	30,010
Cash and cash equivalents, end of period	$ 3,600	$ 3,551	$ 1,549

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Business

We are a self-administered and self-managed equity real estate investment trust ("REIT") specializing in multifamily property management, advisory, development, construction, acquisition, disposition, operation and ownership activities. In addition to rental revenue, we receive certain property and asset management fees, acquisition, disposition, incentive and consultation fees. Our MIG subsidiary is a registered investment advisor and serves as a real estate advisor to pension funds. We own two taxable REIT subsidiaries (the "Service Companies") that provide management and other services to us and to third parties.

As of December 31, 2009, our owned and non-owned property portfolio consisted of: (i) 48 owned apartment communities containing 12,108 units in seven states, (ii) one apartment community that we manage for third party owners consisting of 258 units; and (iii) a 186-unit apartment community and a commercial property containing approximately 145,000 square feet that we asset manage.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all subsidiaries and qualified REIT subsidiaries, the Service Companies (which are taxed as Taxable REIT Subsidiaries ("TRS") under the REIT Modernization Act ("RMA") implemented in 1999) and an Operating Partnership structured as a DownREIT in which we own an aggregate 97.4% as of December 31, 2009 and 2008. We have evaluated all subsequent events through February 25, 2010, which is the date the financial statements were issued.

Limited partnership interests held by others in the real estate partnership controlled by us are reflected as "Noncontrolling redeemable interest" in the Consolidated Balance Sheets. Capital contributions, distributions and profits and losses are allocated to noncontrolling interests in accordance with the terms of the Operating Partnership agreement. The DownREIT structure enabled us to acquire multifamily real estate assets in an operating partnership entity that is separate from other properties that we own. In the DownREIT structure, the limited partners originally contributed two real estate assets to the operating partnership and, in return, received partnership units entitling them to a share of the profits, based on the number of operating partnership units. One of the properties was sold in October 2005. The operating partnership units entitle the holder to exchange their partnership units at some future time for common shares or to redeem partnership units for cash (at our option). We are the DownREIT general partner. All significant intercompany balances and transactions have been eliminated in consolidation.

We own 100% of the common stock of all REIT subsidiaries included in our consolidated financial statements.

Segment Reporting

All of our properties are multifamily communities that have similar economic characteristics. Management evaluates the performance of our properties on an individual basis. Our multifamily properties provided 98.1% of our consolidated revenue for 2009. Consequently, we have only one reportable segment, which is multifamily properties.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

Highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

Real Estate and Depreciation

Real estate assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

- Buildings and improvements 5 - 30 years
- Furniture, fixtures and equipment 5 - 10 years

We capitalize replacements and improvements, such as HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations. Ordinary repairs and maintenance, such as unit cleaning, painting and appliance repairs are expensed when incurred.

We capitalize interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing.

We discontinue the depreciation of assets that we have specifically identified as held for sale. There were no properties classified as held for sale at December 31, 2009, and one property was classified as held for sale at December 31, 2008.

Classification of Fixed Asset Additions

We define recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets to maintain the property's value. Revenue enhancing/non-recurring fixed asset additions are defined as capital expenditures that increase the value of the property and/or enable us to increase rents. Acquisition/development fixed asset additions are defined as capital expenditures for the purchase or construction of new properties to be added to our portfolio, or fixed asset additions identified at the time of purchase that are not made until subsequent periods.

Impairment of Long-Lived Assets

We evaluate the recoverability of the carrying value of our real estate assets when a triggering event occurs using the methodology prescribed by GAAP. Factors we consider in evaluating impairment of existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under GAAP, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of the asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is recorded to reduce the carrying value of the asset to its fair value. We periodically classify real estate assets as held for sale. See Note 2 for a discussion of our policy regarding classification of a property as held for sale. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its fair value, less costs to sell. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. No impairment was recorded in connection with our owned real estate assets for the years ended December 31, 2009, 2008 and 2007.

Deferred Financing Costs

Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument using the effective interest method.

Intangible Assets and Goodwill

GAAP requires that intangible assets not subject to amortization and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. See Note 4 for additional information related to intangible assets and goodwill.

Property Revenue Recognition

Our residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis.

Rent concessions, including free rent, incurred in connection with residential property leases, are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenue.

Property Management Revenue Recognition

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete.

We are reimbursed for expenses incurred in connection with the management of properties for third parties. We are the primary obligor for these expenses, which are primarily salaries and benefits relating to employees at these properties, and therefore we record these reimbursements as management and service company revenue (included in "Fees, reimbursements and other") and as expenses (included in "Direct property management and service company expense"). For the years ended December 31, 2009, 2008 and 2007, the reimbursements shown as revenue were equivalent to the expenses, which were $663,000, $1.1 million and $8.3 million, respectively.

Advertising Costs

We recognize advertising costs as expense when incurred. The total amount charged to advertising expense for the years ended December 31, 2009, 2008 and 2007, were $1.6 million, $1.7 million and $1.8 million, respectively. There were no advertising costs reported as assets for the years ended December 31, 2009 and 2008.

Share-Based Compensation

We account for share based compensation using the fair value method to recognized compensation cost. See Note 15 for information about share-based compensation and our equity based award plans.

Noncontrolling Redeemable Interest

In 1998, in conjunction with the acquisition of an operating partnership that owned two apartment communities, one of which was sold in October 2005, we issued a total of 522,032 operating partnership units ("OP units"). Holders of OP units are entitled to receive cumulative distributions per OP unit equal to the per share distributions on our common shares. If and when the OP units are presented for redemption, we have the option to redeem, in certain circumstances, the OP units for common shares exchangeable on a one-for-one basis, or the cash equivalent amount. As of December 31, 2009, all units presented for redemption were redeemed for cash. The difference between the cash paid and the recorded value of the units reduced the recorded amount of the underlying real estate. There were 78,335 OP units remaining as of December 31, 2009.

The following table identifies the effect of OP unit redemptions (in thousands, except units redeemed):

Year	Units Redeemed	Cash Paid	Recorded Value at Issuance	Reduction in Underlying Real Estate
2000 - 2006	442,755	$ 4,032	$ 10,086	$ 6,054
2007	942	14	22	8
2008	-	-	-	-
2009	-	-	-	-
	443,697	$ 4,046	$ 10,108	$ 6,062

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, we are entitled to a tax deduction for dividends paid to shareholders, thereby effectively subjecting the distributed net income to taxation at the shareholder level only, provided we distribute at least 90.0% of our taxable income and meet certain other qualifications.

The Service Companies have elected to be treated as Taxable REIT Subsidiaries ("TRS") and operate as C-corporations under the Code and have accounted for income taxes in accordance with GAAP. Taxes are provided for those Service Companies having net profits for both financial statement and income tax purposes. The 2009, 2008 and 2007 net operating loss carry forwards for the Service Companies, in the aggregate, are approximately $9.7 million, $8.9 million and $8.3 million, respectively, and expire during the years 2018 to 2029.

The gross deferred tax assets were $5.4 million, $5.0 million and $4.8 million at December 31, 2009, 2008 and 2007, respectively, and relate principally to net operating losses of the Service Companies. Gross deferred tax liabilities of $223,000, $159,000 and $155,000 at December 31, 2009, 2008 and 2007, respectively, relate primarily to tax basis differences in fixed assets and intangibles. The deferred tax valuation allowance was $5.2 million, $4.9 million and $4.7 million at December 31, 2009, 2008 and 2007, respectively. We reserve for net deferred tax assets when we believe it is more likely than not that they will not be realized. The deferred tax assets and the deferred tax valuation allowance are recorded in "Other assets, net" and the deferred tax liabilities are recorded in "Accounts payable, accrued expenses and other liabilities" in the Consolidated Balance Sheets.

At December 31, 2009 and 2008, our net tax basis of properties exceeds the amount set forth in the Consolidated Balance Sheets by $37.9 million and $32.9 million, respectively.

Reconciliation Between GAAP Net Income and Taxable Income (Loss)

(In thousands)	Year Ended December 31, 2009	2008	2007
GAAP net income	$ 6,210	$ 34,627	$ 10,165
Add: GAAP net loss of taxable REIT subsidiaries and noncontrolling interest in joint venture, net	802	2,058	525
GAAP net income from REIT operations [1]	7,012	36,685	10,690
Add: Book depreciation and amortization	36,546	39,167	35,808
Less: Tax depreciation and amortization	(26,039)	(27,090)	(26,267)
Book/tax differences on losses from capital transactions	(3,695)	(33,105)	(21,076)
Other book/tax differences, net	1,437	(656)	(1,203)
Taxable income (loss) before adjustments	15,261	15,001	(2,048)
Less: Capital (gain) loss	(11,653)	(13,722)	216
Taxable income (loss) subject to dividend requirement	$ 3,608	$ 1,279	$ (1,832)

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to taxable REIT subsidiaries and noncontrolling interests.

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

(In thousands)	Year Ended December 31, 2009	2008	2007
Cash dividends paid	$ 15,476	$ 15,760	$ 16,501
Less: Dividends designated to prior year	-	-	-
Less: Portion designated as capital gain distribution	(11,654)	(13,721)	-
Less: Return of capital	(214)	(760)	(16,501)
Dividends paid deduction	$ 3,608	$ 1,279	$ -

Dividends Per Share

Total dividends per common share and the related components for the years ended December 31, 2009, 2008 and 2007, as reported for income tax purposes, were as follows:

Year Ended December 31, 2009

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/2/2009	$ 0.047816	$ -	$ 0.122184	$ 0.087891	$ 0.170000
5/1/2009	0.047816	-	0.122184	0.087891	0.170000
8/3/2009	0.047816	-	0.122184	0.087891	0.170000
11/2/2009	0.047816	-	0.122184	0.087891	0.170000
	$ 0.191264	$ -	$ 0.488736	$ 0.351564	$ 0.680000

Year Ended December 31, 2008

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/1/2008	$ 0.021811	$ 0.023652	$ 0.124537	$ 0.123605	$ 0.170000
5/1/2008	0.021811	0.023652	0.124537	0.123605	0.170000
8/1/2008	0.021811	0.023652	0.124537	0.123605	0.170000
11/3/2008	0.021811	0.023652	0.124537	0.123605	0.170000
	$ 0.087244	$ 0.094608	$ 0.498148	$ 0.494420	$ 0.680000

Year Ended December 31, 2007

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/2/2007	$ -	$ 0.170000	$ -	$ -	$ 0.170000
5/1/2007	-	0.170000	-	-	0.170000
8/1/2007	-	0.170000	-	-	0.170000
11/1/2007	-	0.170000	-	-	0.170000
	$ -	$ 0.680000	$ -	$ -	$ 0.680000

Preferred dividends of $4.2 million, $4.7 million and $4.9 million were paid for the years ended December 31, 2009, 2008 and 2007, respectively, of which $3.0 million, $4.0 million, and zero were designated as a capital gain dividend, respectively.

Derivative Instruments and Hedging Activities

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Hedge ineffectiveness is measured by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

We do not use derivatives for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, we have not sustained a material loss from these hedges.

We have utilized interest rate swaps and caps to add stability to interest expense and to manage our exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above a certain level in exchange for an up front premium.

Interest Rate Hedge Activity: During 2007, we executed two interest rate swaps to hedge the cash flows of existing variable rate debt. No hedge ineffectiveness on these cash flow hedges was recognized during the year ended December 31, 2009. Amounts reported in "Accumulated other comprehensive loss" related to derivatives will be reclassified to "Interest expense" as interest payments are made on our variable-rate debt. During the next twelve months, we estimate that approximately $1.4 million will be reclassified from "Accumulated other comprehensive loss" as an increase to "Interest expense." The following table presents the notional amounts of the swaps as of December 31, 2009:

(Dollar amount in thousands) Interest Rate Derivative	Number of Instruments	Notional Amounts
Interest rate swaps	2	$ 63,000

The following table presents the fair value of our derivative financial instruments as well as their classification on the Consolidated Balance Sheets (see Note 9 for additional information regarding the fair value of these derivative instruments):

Fair Value of Derivative Instruments				
	Liability Derivatives			
	As of December 31, 2009		As of December 31, 2008	
(In thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	$ 1,420	Accounts payable, accrued expenses and other liabilities	$ 2,899

The following table presents the effect of our derivative financial instruments on the Consolidated Statements of Operations (see Note 17 for additional information regarding the effect of these derivative instruments on total comprehensive income):

The Effect of Derivative Instruments on the Consolidated Statements of Operations

(In thousands) Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) Twelve Months Ended December 31, 2009	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Twelve Months Ended December 31, 2009
Interest rate swaps	$ (772)	Interest expense	$ 2,251

We have agreements with each of our derivative counterparties that contain a provision where if we either default or are capable of being declared in default on any of our indebtedness, then such counterparty can declare us to be in default on our derivative obligations.

We have an agreement with a derivative counterparty that incorporates the loan covenant provisions of our indebtedness with a lender affiliate of the derivative counterparty. Failure to comply with the loan covenant provisions would result in our being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2009, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1.7 million. As of December 31, 2009, we have not posted any collateral related to these agreements. If we had breached any of these provisions at December 31, 2009, we would have been required to settle our obligations under the agreements at their termination value of $1.7 million.

Treasury Shares

We record the purchase of Treasury shares at cost. From time to time, we may reissue these shares. When shares are reissued, we account for the issuance based on the "First in, first out" method. For additional information regarding treasury shares, see Note 12.

Reclassifications

Certain reclassifications have been made to the 2008 and 2007 consolidated financial statements to conform to the 2009 presentation.

2. ACQUISITION, DEVELOPMENT, CONSTRUCTION AND DISPOSITION ACTIVITY

Acquisition Activity

On April 21, 2008, we acquired two apartment communities located in the Richmond, Virginia metropolitan area totaling 536 units for a purchase price of $75.0 million and additional closing costs of $541,000. The acquisition also included a 5.92 acre future development land parcel, adjacent to one of the properties. This purchase was funded with the assumption of mortgage loans on the acquired properties, Section 1031 exchange cash proceeds received from the disposition of a property that we sold on March 19, 2008, and borrowings on our revolving credit facility.

The following pro forma financial information is presented as if these acquisitions had occurred at the beginning of each period presented. This information is presented for informational purposes only and is not necessarily indicative of what our actual results of operations would have been had the acquisitions occurred at such times:

(Unaudited; in thousands, except per share data)	Year Ended December 31, 2008	2007
Pro forma revenue	$ 137,067	$ 137,621
Pro forma net income applicable to common shares	31,215	1,165
Earnings per common share - basic and diluted:		
Pro forma net income applicable to common shares	$ 1.92	$ 0.07

The purchase price allocation for the two properties and land parcel acquired on April 21, 2008 was as follows:

(In thousands)	2008
Land	$ 10,698
Buildings and improvements	55,002
Furniture and fixtures	6,458
Existing leases and tenant relationships (Other assets)[(1)]	3,383
Total	$ 75,541

(1) See Note 4 for additional information related to intangible assets identified as existing leases and tenant relationships.

On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments, an 843-unit property located in Atlanta, Georgia. We previously owned a 49.0% interest in this partnership and had accounted for this investment under the equity method of accounting. We paid our partner $21.6 million in cash. Commencing June 29, 2007, the results of operations, financial condition (including the existing $42.0 million nonrecourse mortgage loan), and cash flows of this property are included in our consolidated financial statements.

On June 8, 2007, we acquired a 268-unit property located in Norfolk, Virginia for a purchase price of $48.3 million. The purchase was funded primarily by 1031 proceeds from the disposition of a property which we sold on May 30, 2007, and with borrowings from our unsecured revolving credit facility.

Development Activity

During 2009, we commenced construction of a 60-unit expansion of the existing 240-unit River Forest apartment community located in the Richmond, Virginia metropolitan market area. Construction in progress related to this development was $4.1 million at December 31, 2009, and includes capitalized real estate taxes, insurance and interest costs on funds used in construction. Capitalized interest was $119,000 for the year ended December 31, 2009.

Construction Activity

Our subsidiary, Merit Enterprises, Inc., is engaged as a general contractor and construction manager that will also act as our in-house construction division as well as provide general contracting and construction management services to third parties. Merit intends to concentrate its efforts on rehabilitation and ground-up construction projects. We account for construction contracts using the percentage-of-completion method. Under this method, we recognize revenue in the ratio of costs incurred to total estimated costs, with any changes in estimates recognized in the period in which they are known on a prospective basis. We recognized $393,000 in revenue under this method during the twelve months ended December 31, 2009. The total costs incurred and revenue recognized on uncompleted contracts in excess of related billings are included in "Other assets, net," and the total billings on uncompleted contracts in excess of revenue recognized is included in "Accounts payable, accrued expenses and other liabilities." Total costs and total billings for the twelve months ended December 31, 2009 were $107,000 and $333,000, respectively.

Disposition Activity

We report the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are reported as discontinued operations for the current and all prior periods. We classify properties as held for sale when all significant contingencies surrounding the closing have been resolved. In most transactions, these contingencies are not satisfied until the actual closing of the transaction. Properties held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell. Subsequent to classification of a property as held for sale, no further depreciation is recorded. Interest expense included in discontinued operations is limited to interest and any defeasance/prepayment costs on mortgage debt specifically associated with properties sold or classified as held for sale.

During 2009, we completed the sale of two properties for a total sales price of $33.9 million. One of these properties was located in Ohio and the other in Pennsylvania. We recognized total gains of $15.4 million related to these sales, which are included in "Income from discontinued operations."

During 2008, we completed the sale of four properties and our entire wholly owned Affordable Housing portfolio of 11 properties, for a total sales price of $91.8 million. These 15 properties represented a total of 2,206 units and were all located in Ohio. We recognized total gains of $45.2 million related to these sales, which are included in "Income from discontinued operations."

During 2007, we completed the sale of three properties containing a total of 1,173 units for a total sales price of $49.0 million. Two of these properties were located in Ohio and one was located in Texas. We recognized total gains of $20.9 million related to these sales, which are included in "Income from discontinued operations."

The following chart summarizes "Income from discontinued operations" for the years ended December 31, 2009, 2008 and 2007, respectively:

(In thousands)	2009	2008	2007
Property revenue[1]	$ 2,021	$ 9,147	$ 28,353
Property operating and maintenance expense	(948)	(4,427)	(14,919)
Depreciation and amortization	(475)	(1,954)	(4,876)
Interest income	1	6	31
Interest expense[2]	(31)	(3,205)	(3,026)
Operating income (loss)	568	(433)	5,563
Gain on disposition of properties	15,400	45,202	20,864
Income from discontinued operations	$ 15,968	$ 44,769	$ 26,427

(1) Includes non-recurring rental revenue of $1.6 million received in 2007 as a result of a settlement of a lawsuit with HUD relating to past due rents at some of the Affordable Housing properties that we previously owned.
(2) Includes $2.0 million of defeasance/prepayment costs associated with the prepayment of mortgage loans in 2008.

3. RESTRICTED CASH

Restricted cash, some of which is required by our lenders, includes residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes and insurance. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property.

Restricted cash is comprised of the following:

(In thousands)	December 31, 2009	December 31, 2008
Resident security deposits	$ 1,038	$ 1,258
Other escrows	300	165
Escrows and reserve funds for replacements required by mortgages	5,755	5,450
	$ 7,093	$ 6,873

Restricted resident security deposits are held in separate bank accounts in the name of the properties for which the funds are being held. Other escrows represents funds held primarily for the payment of operating expenses associated with properties we manage on behalf of our advisory clients. These funds are held in short-term investments. Certain reserve funds for replacements are invested in a combination of money market funds and certificates of deposit with maturities less than 18 months.

4. GOODWILL AND OTHER ASSETS

Goodwill

MIG Realty Advisors, Inc. In June 1998, we recorded goodwill in connection with the MIG Realty Advisors, Inc. merger. We complete our annual review of goodwill during the first quarter of each year and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The review that was completed during the three months ended March 31, 2009 determined that goodwill was not impaired, and no other events occurred that would require a reevaluation of goodwill, and as such there were no changes to the carrying value of goodwill as of December 31, 2009. Should our analysis determine that an impairment has resulted, it could materially impact our results of operations for the period in which it is recorded.

Other Assets, Net

Other assets, net, consist of the following:

(In thousands)	December 31, 2009	December 31, 2008
Intangible assets	$ 8,478	$ 8,478
Deferred financing and leasing costs	8,699	8,346
Less: Accumulated amortization	(13,510)	(11,571)
	3,667	5,253
Prepaid expenses	4,153	4,142
Other assets	572	736
	$ 8,392	$ 10,131

Property Acquisitions. We allocate a portion of the total purchase price of a property acquisition to any intangible assets identified, such as existing leases and tenant relationships. The intangible assets are amortized over the remaining lease terms or estimated life of the tenant relationship, which is approximately 12 to 16 months. Due to the short-term nature of residential leases, we believe that existing lease rates approximate market rates; therefore, no allocation is made for above/below market leases.

In connection with two property acquisitions completed during 2008, as discussed in Note 2, we recorded total intangible assets in the amount of $2.5 million related to existing leases, which were amortized over 12 months, and $890,000 related to tenant relationships, which were amortized over 16 months.

Information related to intangible assets at December 31, 2009 is as follows:

(In thousands)	In Place Leases	Tenant Relationships
Gross carrying amount	$ 6,571	$ 1,907
Less: Accumulated amortization	(6,571)	(1,907)
Balance as of December 31, 2009	$ -	$ -

The aggregate intangible asset amortization expense for the years ended December 31, 2009, 2008 and 2007 was $1.2 million, $3.9 million and $1.5 million, respectively.

Deferred Financing and Leasing Costs

Amortization expense for deferred financing and leasing costs, including amortization classified in income from discontinued operations, was $1.2 million, $1.3 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

5. DEBT

The following table identifies our total debt outstanding and weighted average interest rates as of December 31, 2009 and 2008:

(Dollar amounts in thousands)	December 31, 2009 Balance Outstanding	December 31, 2009 Weighted Average Interest Rate	December 31, 2008 Balance Outstanding	December 31, 2008 Weighted Average Interest Rate
FIXED RATE DEBT				
Mortgages payable - CMBS	$ 115,464	7.7%	$ 154,685	7.7%
Mortgages payable - other (1)	337,241	5.8%	320,516	5.8%
Unsecured borrowings	25,780	7.9%	25,780	7.9%
Total fixed rate debt	478,485	6.4%	500,981	6.5%
VARIABLE RATE DEBT				
Mortgages payable	34,851	4.7%	35,000	1.6%
Unsecured revolving credit facility	12,500	2.6%	21,500	3.7%
Total variable rate debt	47,351	4.1%	56,500	2.4%
Total debt	$ 525,836	6.2%	$ 557,481	6.1%

(1) Includes $63.0 million of variable rate debt swapped to fixed.

Real estate assets pledged as collateral for all debt had a net book value of $475.6 million and $511.5 million at December 31, 2009 and 2008, respectively.

As of December 31, 2009, the scheduled debt maturities for each of the next five years, and thereafter, are as follows (in thousands):

2010	$ 78,310
2011	67,070
2012	81,584
2013	132,209
2014	44,538
Thereafter	122,125
	$ 525,836

Cash paid for interest was $33.8 million, $37.8 million and $41.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in cash paid for interest are $2.0 million and $3.8 million of defeasance and other prepayment costs that were paid during the years ended December 31, 2008 and 2007, respectively.

During 2008, 2007 and 2006, we defeased 21 CMBS loans. These loans were defeased pursuant to the terms of the underlying loan documents. In accordance with GAAP, we removed those financial assets and the mortgage loans from our financial records. All risk of loss associated with these defeasances have been transferred from us to the successor borrower and any ongoing relationship between the successor borrower and us was deemed inconsequential at the time of completion of the respective transfers. However, we subsequently learned that for certain defeasance transactions completed prior to June 2007, the successor borrower may be able to prepay the loans thus enabling us to receive a refund of a portion of the costs incurred in connection with the transaction. During 2009, we received refunds of $563,000, which were included as a reduction to interest expense. It is possible that we may receive additional refunds in the future, however such amounts cannot be estimated due to the uncertainty of future payments, and we believe that any amounts we may receive would not be material to our consolidated financial position, cash flow or results of operations.

The following table provides information on loans repaid at par as well as loans obtained during 2009:

(Dollar amounts in thousands)	Loans Repaid		Loans Obtained		
Property	Amount	Rate	Amount	Rate	Maturity
Saw Mill Village	$ 11,119	7.5%	$ 17,220	6.0%	April 2016
Georgetown Park	16,000	1.6% (1)	-	N/A	N/A
Chestnut Ridge	19,000	1.4% (1)	-	N/A	N/A
Oaks at Hampton	25,977	7.5%	-	N/A	N/A
Steeplechase	-	N/A	13,790	4.7% (1)	March 2016
Courtney Chase	-	N/A	21,440	4.7% (1)	March 2016
	$ 72,096	4.6% (2)	$ 52,450	5.1% (2)	

(1) Denotes variable rate loans. Variable rates on loans obtained are as of December 31, 2009.
(2) Represents weighted average interest rate for the loans listed.

In 2008, we repaid or prepaid/defeased eight mortgage loans totaling $42.9 million, obtained two mortgage loans totaling $45.0 million and paid $2.0 million in defeasance/prepayment costs that are recognized in interest expense. These costs were included in "Income from discontinued operations." In 2007, we recognized in interest expense defeasance/prepayment costs totaling $4.2 million of which $3.8 million was paid during 2007 and $400,000 was deferred financing costs that were charged to expense. All of these costs were included in "Income from continuing operations."

Mortgage Notes Payable

At December 31, 2009, mortgage notes payable consisted of:

- 24 project-specific loans that are each collateralized by the respective real estate and resident leases;
- Five cross-collateralized, cross-defaulted loans that are secured by the real estate and resident leases at five properties and include a collateral substitution feature; and
- Two fixed-rate mortgages that are insured by the Federal Housing Administration ("FHA").

At December 31, 2008, mortgage notes payable consisted of:

- 25 project-specific loans that are each collateralized by the respective real estate and resident leases;
- Five cross-collateralized, cross-defaulted loans that are secured by the real estate and resident leases at five properties and include a collateral substitution feature; and
- Two fixed-rate mortgages that are insured by the FHA.

Mortgages payable generally require monthly installments of principal and/or interest and mature at various dates through April 2016, except for the FHA loans which mature in 2046. Under certain of the mortgage agreements, we are required to make escrow deposits for taxes, insurance and replacement of project assets. The two FHA insured loans were assumed in connection with the April 2008 acquisition of two properties. Both of these loans require monthly installments of principal and interest and mature in 2046. Under agreements with the FHA, we are required to make monthly escrow deposits for taxes, insurance and replacement of project assets. See Note 2 for additional information regarding these acquisitions.

In December 2009, we entered into a credit facility agreement with Wells Fargo Multifamily Capital, on behalf of the Federal Home Loan Mortgage Corporation, or Freddie Mac. Pursuant to the terms of the facility, we have the potential to borrow up to $100 million over a two-year period with obligations being secured by project specific, nonrecourse, non cross-collateralized fixed or variable rate mortgages having terms of five, seven or ten years.

Unsecured Revolving Credit Facility

Our unsecured revolving credit facility has a borrowing capacity of $150.0 million and matures March 20, 2011. From time to time, we have the option to choose either a LIBOR-based or Prime-based variable interest rate on this facility. As of December 31, 2009, the LIBOR-based rate is LIBOR plus 1.6% and the Prime-based rate is the prime rate plus 0.6%. There were outstanding borrowings of $12.5 million and $21.5 million on this facility at December 31, 2009 and 2008, respectively, with a weighted average interest rate of 2.6% and 3.7%, respectively.

Unsecured Debt

On March 15, 2005, AERC Delaware Trust (the "Trust"), a wholly owned subsidiary, sold trust preferred securities for an aggregate amount of $25.8 million. Associated Estates Realty Corporation ("AERC") owns all of the common securities of the Trust. The Trust used the proceeds to purchase AERC's junior subordinated note due March 30, 2035, which represents all of the Trust's assets. The terms of the trust preferred securities are substantially the same as the terms of the junior subordinated note. Interest on the junior subordinated note is payable at a fixed rate equal to 7.9% per annum through the interest rate payment date in March 2015 and thereafter at a variable rate equal to LIBOR plus 3.25% per annum. AERC may redeem the junior subordinated note at par at any time on or after March 30, 2010. To the extent that AERC redeems the junior subordinated note, the Trust is required to redeem a corresponding amount of trust preferred securities.

6. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

On December 31, 2008, the joint venture in which we were a 50.0% partner sold the Affordable Housing property that it owned. We accounted for our investment in this unconsolidated joint venture under the equity method of accounting as we exercised significant influence, but did not control this entity and were not required to consolidate it in accordance with GAAP. This investment was initially recorded at cost as investment in joint ventures and subsequently adjusted for equity in earnings, cash contributions and distributions, and the gain recognized upon the sale of the property. The debt associated with this property was assumed by the buyer.

On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments, an 843-unit property located in Atlanta, Georgia. We previously owned a 49.0% interest in this partnership and had accounted for this investment under the equity method of accounting. See Note 2 for additional information regarding this acquisition.

The following tables represent summarized financial information at 100% for the joint ventures in which we have been an investor during the years presented.

(In thousands)	Year ended December 31, 2008	2007
Operating data		
Property revenue	$ -	$ 4,029
Operating and maintenance expenses	-	(1,761)
Depreciation and amortization	-	(1,068)
Interest expense	-	(1,485)
(Loss) income from continuing operations	-	(285)
Income (loss) from discontinued operations:		
Operating (loss) income	(207)	(222)
Gain on disposition of properties	3,206	-
Income (loss) from discontinued operations	2,999	(222)
Net income (loss)	$ 2,999	$ (507)
Equity in net income (loss) of joint ventures	$ 1,502	$ (258)

Revenue from property and asset management fees charged to joint ventures aggregated zero, $46,000 and $270,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

7. TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We previously provided management and other services to (and were reimbursed for certain expenses incurred on behalf of) certain non-owned properties in which our Chief Executive Officer ("CEO") and/or other related parties had varying ownership interests. The entities which owned these properties, as well as other related parties, are referred to as "affiliates." We also provided similar services to joint venture properties. Management fees received from affiliates and joint ventures during the years ended December 31, 2009, 2008 and 2007, were $38,000, $109,000 and $365,000, respectively.

Merit Enterprises, Inc. ("Merit"), a subsidiary of ours, has provided services to JAS Construction, Inc. ("JAS") related to property rehabilitation and other work from time to time. JAS is owned by Jason A. Friedman, a son of our CEO. In September 2009, Mr. Friedman joined our company as Vice President, Construction and Development and President of Merit. Reported revenue related to work performed by Merit for JAS was $368,000, $209,000 and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable owing from JAS to Merit at December 31, 2009 and 2008, respectively were $51,000 and $157,000. The $51,000 owing at December 31, 2009 was subsequently paid in February 2010.

In April 2008, we executed a $2.0 million contract with JAS that was approved by our Board of Directors, under which JAS provided general contractor services for the interior rehabilitation of one of our properties. This project was completed and paid for during 2008.

Merit also provided services in 2008 to certain non-owned properties in which our CEO and/or other related parties have varying ownership interests. Reported revenue related to the services performed in 2008 was $185,000.

8. COMMITMENTS AND CONTINGENCIES

Leases

We had no equipment leased under capital leases at December 31, 2009 and 2008. We lease certain equipment and facilities under operating leases. Future minimum lease payments under all noncancellable operating leases in which we are the lessee are immaterial.

Legal Proceedings

We are subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities (collectively "Litigation"). Litigation is subject to uncertainties, and outcomes are difficult to predict. Consequently, we are unable to estimate ultimate aggregate monetary liability or financial impact with respect to the Litigation matter described in the following paragraph as of December 31, 2009, and no accrual has been made for this matter. We believe that other Litigation will not have a material adverse impact on us after final disposition. However, because of the uncertainties of Litigation, one or more lawsuits could ultimately result in a material obligation.

Pending Lawsuits

On or about April 14, 2002, Melanie and Kyle Kopp commenced an action against us in the Franklin County, Ohio Court of Common Pleas seeking undetermined damages, injunctive relief and class action certification. This case arose out of our Suredeposit program. This program allowed cash short prospective residents to purchase a bond in lieu of paying a security deposit. The bond serves as a fund to pay those resident obligations that would otherwise have been funded by the security deposit. Plaintiffs allege that the nonrefundable premium paid for the bond is a disguised form of security deposit, which is otherwise required to be refundable in accordance with Ohio's Landlord-Tenant Act. Plaintiffs further allege that certain pet deposits and other nonrefundable deposits required by us are similarly security deposits that must be refundable in accordance with Ohio's Landlord-Tenant Act. On or about January 15, 2004, the Plaintiffs filed a motion for class certification. We subsequently filed a motion for summary judgment. On or about September 3, 2008, the court granted our motion for summary judgment thereby dismissing all Plaintiff claims against us. However, Plaintiff subsequently appealed the court's ruling to the Ohio Court of Appeals for the 10th District, which dismissed the appeal on technical grounds. The technical issues have now been resolved, Plaintiff has refiled its appeal, and we are now awaiting the Court of Appeals decision.

Guarantees

In November 2009, Merit posted a performance and payment bond in the amount of $2.7 million to guaranty its performance under a construction contract. Merit has certain indemnification obligations owing to the bonding company that issued the bond and those obligations have been guaranteed by the Company. The Company, from time to time, may also guaranty other Merit obligations.

We routinely guaranty mortgage debt of our wholly owned subsidiaries and some subsidiaries that own unencumbered property guaranty the Company's obligations under the unsecured revolver. In the normal course of business, we may enter into contractual arrangements under which we may agree to indemnify the third party to such arrangements from any losses incurred relating to the services they perform on behalf of AERC or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have not been material.

9. FAIR VALUE

Fair value determined in accordance with GAAP should be based on the assumptions that market participants would use when pricing certain assets or liabilities. Inputs used in determining fair value should be from the highest level available in the following hierarchy:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
- Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
- Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial liability that we measured at fair value on a recurring basis as of December 31, 2009:

(In thousands)	Level 1	Level 2	Level 3	Total
Interest rate swaps	$ -	$ 1,419	$ -	$ 1,419

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and that of the respective counterparty in the fair value measurements. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or us. However, we determined that as of December 31, 2009, the impact of the credit valuation adjustments was not significant to the overall valuation of the swaps. See "Derivative Instruments and Hedging Activity" in Note 1 for additional information regarding the swaps.

Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts that reasonably approximate corresponding fair values.

Mortgage notes payable, revolving debt and other unsecured debt with an aggregate carrying value of $525.8 million and $557.5 million at December 31, 2009 and 2008, respectively, have an estimated aggregate fair value of approximately $520.1 million and $548.9 million, respectively. Estimated fair value is based on interest rates available to us as of the dates reported on for issuance of debt with similar terms and remaining maturities. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10. GAIN ON INSURANCE RECOVERIES

In June 2009, we settled a wind storm damage insurance claim involving 13 of our central Ohio properties for the aggregate sum of $906,000, net of our deductible. In accordance with GAAP, we recorded this settlement as a gain on insurance recoveries. The roofs of five of these properties sustained extensive damage and were replaced. In December 2009, we settled a fire damage insurance claim in which the clubhouse of one of our Ohio properties was destroyed by a fire for the aggregate sum of $271,000, net of our deductible. In accordance with GAAP, we recorded this settlement as a gain on insurance recoveries. We reported a gain on insurance recoveries of $665,000 in the Consolidated Statements of Income for the twelve months ended December 31, 2009, which represents insurance proceeds to be received net of the carrying value of the assets written off and costs incurred to make repairs.

11. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following table summarizes our non-cash investing and financing activities which are not reflected in the Consolidated Statements of Cash Flows:

(In thousands)	Year Ended December 31, 2009	2008	2006
Dividends declared but not paid	$ 2,849	$ 2,920	$ 2,848
Assumption of debt in connection with property acquisition	-	45,002	42,000
Reclassification of original issuance costs related to repurchase of preferred shares and related discount/(premium), net	-	2,146	(172)
Net change in accounts payable related to recurring fixed asset additions	(203)	558	599
Fixed asset adjustment for purchase of operating partnership units	-	-	8

12. COMMON, TREASURY AND PREFERRED SHARES

Treasury Shares

Our Board of Directors has authorized the repurchase of up to $75.0 million of our common and/or preferred shares. As of December 31, 2009, we had repurchased 3,825,125 common shares under this plan at a cost of $41.1 million and 389,500 preferred depositary shares at a cost of $7.6 million.

During the year ended December 31, 2009, a total of 111,148 restricted shares had vested and were issued from treasury shares.

Preferred Shares

We are authorized to issue a total of 9,000,000 Preferred Shares, designated as follows:

- 3,000,000 Class A Cumulative Preferred Shares, of which 225,000 have been designated as 9.75% Class A Cumulative Redeemable Preferred Shares and were redeemed in 2005.
- 3,000,000 Class B Cumulative Preferred Shares, of which 400,000 have been designated as Class B Series I Cumulative Preferred Shares and 232,000 have been designated as 8.70% Class B Series II Cumulative Redeemable Preferred Shares and are discussed below.
- 3,000,000 Noncumulative Preferred Shares.

8.70% Class B Series II Cumulative Redeemable Preferred Shares. In December 2004, we issued 2,320,000 depositary shares, each representing 1/10th of a share of our 8.70% Class B Series II Cumulative Redeemable Preferred Shares, for $58.0 million and incurred costs of approximately $1.2 million related to the issuance. The liquidation preference for each Class B Preferred Shares is $250.00 (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends. Dividends on the Class B Preferred Shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of our status as a REIT, the Class B Preferred Shares are not redeemable prior to December 15, 2009. On or after December 15, 2009, the Class B Preferred Shares are redeemable for cash at our option. The net proceeds from this offering were used to redeem the outstanding 9.75% Class A Cumulative Redeemable Preferred Shares. During 2008 and 2007, we repurchased a total of 389,500 depositary shares under our $50.0 million share repurchase authorization, leaving 1,930,500 depositary shares outstanding as of December 31, 2009.

Shareholder Rights Plan

In January 1999, we adopted a Shareholder Rights Plan. To implement the Plan, the Board of Directors declared a distribution of one Right for each of our outstanding common shares. Each Right entitles the holder to purchase from us 1/1,000th of a Class B Series I Cumulative Preferred Share (a "Preferred Share") at a purchase price of $40 per Right, subject to adjustment. One one-thousandth of a Preferred Share is intended to be approximately the economic equivalent of one common share.

The Rights are not currently exercisable and are traded with our common shares. The Rights will become exercisable if a person or group becomes the beneficial owner of, or announces an offer to acquire, 15.0% or more of the then outstanding common shares.

If a person or group acquires 15.0% or more of our outstanding common shares, then each Right not owned by the acquiring person or its affiliates will entitle its holder to purchase, at the Right's then-current exercise price, fractional preferred shares that are approximately the economic equivalent of common shares (or, in certain circumstances, common shares, cash, property or other securities) having a market value equal to twice the then-current exercise price. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sell 50.0% or more of our assets or earning power to an acquiring person or its affiliates, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring common shares having a market value of twice the Right's exercise price. The Board of Directors may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

The distribution was made on January 29, 1999, to shareholders of record on that date. The initial distribution of Rights was not taxable to shareholders.

On December 30, 2008, we entered into an Amended and Restated Shareholder Rights Agreement that, among other matters, extended the Plan to December 30, 2018 and revised the Plan definition of "beneficial ownership" to include certain derivative or synthetic arrangements having characteristics of a long position in the Company's common shares.

13. EARNINGS PER SHARE

In June 2008, the FASB issued guidance which clarifies that nonvested awards containing nonforfeitable dividend rights are participating securities and are therefore required to be included in the computations of basic and diluted earnings per share. This guidance was effective for us January 1, 2009, and requires retrospective application to all periods presented.

There were 1.4 million, 1.4 million and 1.6 million options to purchase common shares outstanding at December 31, 2009, 2008 and 2007, respectively. The dilutive effect of these options were not included in the calculation of diluted earnings per share for the years presented as their inclusion would be antidilutive to the net loss applicable to common shares from continuing operations.

The exchange of operating partnership noncontrolling redeemable interest into common shares was not included in the computation of diluted EPS because we plan to settle these OP units in cash.

(In thousands)	Year Ended December 31, 2009	2008	2007
Numerator - basic and diluted:			
(Loss) income from continuing operations	$ (9,705)	$ (10,089)	$ (16,209)
Net income attributable to noncontrolling redeemable interest	(53)	(53)	(53)
Preferred share dividends	(4,199)	(4,655)	(4,924)
Preferred share repurchase costs	-	(143)	(58)
Discount/(premium) on preferred share repurchase	-	2,289	(114)
(Loss) income from continuing operations applicable to common shares	$ (13,957)	$ (12,651)	$ (21,358)
Income from discontinued operations	$ 15,968	$ 44,769	$ 26,427
Allocation to participating securities	(423)	(730)	(338)
Income from discontinued operations applicable to common shares	$ 15,545	$ 44,039	$ 26,089
Denominator - basic and diluted:	16,516	16,262	16,871
Net income applicable to common shares - basic and diluted:			
(Loss) income from continuing operations applicable to common shares	$ (0.85)	$ (0.78)	$ (1.27)
Income from discontinued operations	0.95	2.71	1.55
Net income applicable to common shares - basic and diluted	$ 0.10	$ 1.93	$ 0.28

14. EMPLOYEE BENEFIT PLANS

We offer medical, dental, vision and life insurance benefits to those employees who have completed their 90-day introductory period. Employees who have completed six months of service are eligible for educational assistance program and to participate in the 401(k) plan and employees who have completed one year of service are provided with long-term disability coverage. Additionally, we offer a variety of supplemental benefits to employees at their own cost.

We sponsor a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute up to 25.0% of their gross wages. After one year of participation, we match such contributions at a rate of 25.0% up to a maximum participant contribution of 6.0% of their wages. We recorded expense in relation to this plan of approximately $85,000, $116,000 and $151,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Supplemental Executive Retirement Plan

Our Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997. This Plan was implemented to provide competitive retirement benefits for officers and to act as a retention incentive. This non-qualified, unfunded, defined contribution plan extends to certain named officers nominated by the Chief Executive Officer and approved by the Executive Compensation Committee of the Board. The SERP provides for us to make a contribution to the account of each of the participating officers at the end of each plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each SERP year. Contributions will not be taxable to the participant (other than social security and federal unemployment taxes once vested) until distribution. The account balances earn interest each year at a rate determined by the Executive Compensation Committee of the Board. In January 2007, the Executive Compensation Committee revised the annual contributions such that the accounts of participants not vested as of January 1, 2007, would no longer receive annual contributions, however their accounts will continue to receive interest. The Executive Compensation Committee approves the interest rate at the beginning of the year. The following table summarizes the changes in SERP balances for the years ended December 31, 2009, 2008 and 2007:

(In thousands)	Supplemental Executive Retirement Plan Benefit for the year ended December 31, 2009	2008	2007
Balance at beginning of period	$ 1,545	$ 1,337	$ 1,164
Service cost	101	97	76
Interest cost	128	111	97
Balance at end of period	$ 1,774	$ 1,545	$ 1,337

15. EQUITY BASED AWARD PLANS

2008 Equity Based Award Plan

On May 7, 2008, our shareholders approved the 2008 Equity Based Award Plan (the "Plan") which previously had been adopted by our Board of Directors (the "Board") on March 14, 2008, subject to shareholder approval. Subsequent to receiving shareholder approval on May 7, 2008, the Board adopted amended language to the Plan consistent with the additional proxy materials filed by the Company on May 1, 2008.

Under the Plan, a total of 750,000 common shares are available for awards. The Plan provides for the grant to our officers, other employees and directors of options to purchase our common shares, rights to receive the appreciation in value of common shares, awards of common shares subject to vesting and restrictions on transfer, awards of common shares issuable in the future upon satisfaction of certain conditions and other awards based on common shares. At December 31, 2009, no awards had been issued under this plan.

Year 2001 Equity Incentive Plan

Our Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000. On May 4, 2005, our shareholders approved the Amended and Restated 2001 Equity-Based Award Plan (the "Plan"). The Plan was amended to (i) allow for the shares reserved for issuance to be listed on the New York Stock Exchange pursuant to the rules of the exchange, (ii) allow us to grant options that qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, (iii) allow compensation attributable to equity based awards under the Plan to qualify as "performance-based compensation," as defined in the Internal Revenue Code, and (iv) increase the number of common shares available for awards by 750,000 common shares. The Plan provides for equity award grants to our officers, employees and directors. Equity awards available under the Plan include stock options, share appreciation rights, restricted shares, deferred shares and other awards based on common shares. The aggregate number of common shares subject to awards under the Plan was increased to 2,250,000 from 1,500,000. At December 31, 2009, we had 130,052 common shares available for awards under this plan. There were 1,098,364 options outstanding under this plan, of which 1,020,364 were exercisable, at December 31, 2009.

Equity-Based Incentive Compensation Plan

The Equity-Based Incentive Compensation Plan (the "Omnibus Equity Plan") expired February 20, 2005, and therefore no additional shares/awards will be granted under this plan. At December 31, 2009, there were 262,000 shares outstanding and exercisable under this plan. These awards will remain in effect according to the original terms and conditions of the plan. This plan provided key employees equity or equity based incentives under which 1.4 million of our common shares had been reserved for awards of share options and restricted shares. Options were granted at per share prices not less than fair market value at the date of grant and must be exercised within ten years thereof.

AERC Share Option Plan

The AERC Share Option Plan expired September 30, 2003, and therefore no additional options will be granted under this plan. At December 31, 2009, there were 5,000 options outstanding and exercisable under this plan. These options will remain in effect according to the original terms and conditions of the plan. Under this plan, 543,093 of our common shares had been reserved for awards of share options to eligible key employees. Options were granted at per share prices not less than fair market value at the date of grant and must be exercised within ten years thereof.

Share-Based Compensation

Our share-based compensation awards consist primarily of restricted shares. We award share-based compensation to our officers and employees as a performance incentive and to align individual goals with those of the Company. Certain of our share-based awards require only continued service with the company to vest. These awards vest either at the end of the specified service period or in equal increments during the service period on each anniversary of the grant date. We recognize compensation cost on these awards on a straight-line basis. In addition to awards containing only service conditions, we issue certain awards in which the number of shares that will ultimately vest and the date at which they will vest is dependant upon the achievement of specified performance goals and/or market conditions. Compensation cost for awards with performance conditions is recognized based on our best estimate of the number of awards that will vest and the period of time in which they will vest. Compensation cost for awards with market conditions is recognized based on the estimated fair market value of the award on the date granted, as described below, and the vesting period. We estimate the amount of expected forfeitures when calculating compensation costs. The forfeiture rates we use were calculated based on our historical forfeiture activity, which was adjusted for activity that we believe is not representative of expected future activity.

During the year ended December 31, 2009, 2008 and 2007, we recognized total share-based compensation cost of $2.0 million, $1.9 million and $1.5 million in "General and administrative expense."

Stock Options. We use the Black-Scholes option pricing model to estimate the fair value of share-based awards. There were 58,000, zero and 4,000 options granted in 2009, 2008 and 2007, respectively. The weighted average Black-Scholes assumptions and fair value for 2009 and 2007 were as follows:

	Year Ended December 31,	
	2009	2007
Expected volatility	39.1%	27.5%
Risk-free interest rate	2.6%	4.5%
Expected life of options (in years)	6.4	7.0
Dividend yield	8.4%	4.3%
Grant-date fair value	$ 1.38	$ 3.45

The expected volatility was based upon the historical volatility of our weekly share closing prices over a period equal to the expected life of the options granted. The risk-free interest rate used was the yield from U.S. Treasury zero-coupon bonds on the date of grant with a maturity equal to the expected life of the options. For options awarded during 2009, the expected life was derived using our historical experience for similar awards. For options awarded during 2007, we used the "simplified" method, as allowed at that time under the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, to derive the expected life of the options. The dividend yield was derived using our annual dividend rate as a percentage of the price of our shares on the date of grant.

The following table represents stock option activity for the year ended December 31, 2009:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life
Outstanding at beginning of period	1,378,364	$ 9.41	
Granted	58,000	$ 8.34	
Exercised	47,500	$ 8.44	
Forfeited	23,500	$ 11.11	
Outstanding at end of period	1,365,364	$ 9.37	3.8 years
Exercisable at end of period	1,287,364	$ 9.41	3.5 years

The aggregate intrinsic value of stock options outstanding and stock options exercisable at December 31, 2009, was $2.6 million and $2.4 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $79,000, $697,000 and $119,000, respectively.

Restricted Shares. Restricted shares generally have the same rights as our common shares, except for transfer restrictions and forfeiture provisions. Cash distributions paid during the period of restriction on shares that are expected to vest are recorded as a charge to "Accumulated distributions in excess of accumulated net income." Cash distributions paid during the period of restriction on shares that are expected to be forfeited are recorded as a charge to expense.

The following table represents restricted share activity for the year ended December 31, 2009:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of period	189,867	$ 11.33
Granted	184,070	$ 5.37
Vested	111,148	$ 9.24
Forfeited	78,450	$ 15.82
Nonvested at end of period	184,339	$ 7.15

During June 2007, we implemented the Associated Estates Realty Corporation Elective Deferred Compensation Program. Under this plan, certain of our officers elected to defer the receipt of a portion of the restricted shares that had been granted during 2009, 2008 and 2007. See Note 16 for additional information regarding this program.

A portion of the restricted shares granted during 2007 were awards in which the number of shares that will ultimately vest are subject to market conditions. The total estimated grant-date fair value of these awards, including the awards that were deferred, as noted above, was $1.4 million. We used the Monte Carlo method to estimate the fair value of these awards. The Monte Carlo method, which is similar to the binomial analysis, evaluates the award for changing stock prices over the term of vesting and uses random situations that are averaged based on past stock characteristics. There were one million simulation paths used to estimate the fair value of these awards. The expected volatility was based upon the historical volatility of our daily share closing prices over a period equal to the market condition performance periods. The risk-free interest rate used was based on a yield curve derived from U.S. Treasury zero-coupon bonds on the date of grant with a maturity equal to the market condition performance periods. The expected life used was the market condition performance periods.

The following table represents the assumption ranges used in the Monte Carlo method during 2007:

	2007
Expected volatility	25.7% to 27.7%
Risk-free interest rate	4.5% to 5.1%
Expected life (performance period)	One to three years

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2009, 2008 and 2007 was $5.37, $10.45 and $11.77, respectively. The total fair value of restricted shares vested during the years ended December 31, 2009, 2008 and 2007 was $1.0 million, $583,000 and $1.2 million, respectively. At December 31, 2009, there was $1.8 million of unrecognized compensation cost related to nonvested restricted share awards that we expect to recognize over a weighted average period of 1.8 years.

16. DIRECTOR/EXECUTIVE COMPENSATION

Elective Deferred Compensation Program

In June 2007, we implemented The Associated Estates Realty Corporation Elective Deferred Compensation Program. This plan is an unfunded, non-qualified deferred compensation program that is subject to the provisions of Section 409A of the Internal Revenue code, which strictly regulates the timing of elections and payment. This plan was developed in lieu of updating our Executive Deferred Compensation Plan, which was initially adopted by the Board of Directors on July 1, 1999. Eligibility under the plan shall be determined by the Executive Compensation Committee or its designee, and initially consists of each of our appointed and/or elected officers.

This plan permits deferral of up to 90.0% of base salary and up to 100% of any incentive payment. An individual bookkeeping account will be maintained for each participant. Participants are provided a number of measurement funds from which they may select to determine earnings, which may be, but are not required to be, the same as those offered under our 401(k) Savings Plan. Deferrals of base salary and incentive payments (other than restricted shares, discussed below) are fully vested.

The plan also permits the deferral of the receipt of restricted shares granted under the Equity-Based Award Plan, which also will be reflected in a separate bookkeeping account for each individual as share equivalent units. Dividend credits shall be made to such account in the form of share equivalent units. Distribution of amounts reflected by such share equivalents will be made in the form of shares. The vesting of share equivalent units occurs on the same schedule as the restricted shares that had been deferred.

The plan allows for in-service and separation sub-accounts to permit election of distribution at either a specified date or following separation. Payment of each deferral under the plan will be made in the form specified in the participant's election, and may be in the form of a lump sum or annual installment payments over a period not to exceed four years. Payment of each deferral under the plan will be made on account of separation from service, death, or disability, or at a time specified by the participant, within the parameters set forth in the plan. Redeferral elections are permitted within the parameters set forth in the plan. Accounts will be distributed upon a change of control, and distribution due to unforeseen financial hardship is also possible. At December 31, 2009 and 2008, there were 311,583 and 187,000 share equivalent units, respectively, deferred under this plan.

Directors' Deferred Compensation Plan

The Directors' Deferred Compensation Plan was adopted by our Board of Directors on August 22, 1996. This plan was implemented to allow persons serving as Independent Directors the option of deferring receipt of compensation otherwise payable to them for their services as Directors and to create an opportunity for appreciation of the amount deferred based upon appreciation of our Common Shares.

Prior to January 1 of each year, any eligible Director may elect to defer all or a portion of the fees otherwise payable to that Director for that year and such amount will be credited to a deferral account maintained on behalf of the Director. Fees for each period are credited to the deferral account as they are earned. Amounts credited to the deferral account are converted to "share units" which are valued based upon the closing price of our common shares at the end of each reporting period. This plan also permits the deferral of the receipt of restricted shares granted, which also will be reflected in a separate bookkeeping account for each individual as share equivalent units. Each deferral account is increased when we pay a dividend on our common shares by the number of share units that represent the dividend paid per share multiplied by the number of share units in the account on the date of record for the related dividend payment. Share units representing deferred fees and dividend units are vested at all times. Share units representing deferred restricted shares vest on the same schedule as the restricted shares that were deferred. At the end of each reporting period, the total value of the deferred compensation had been adjusted for increases in share units and for changes in our common share price. In December 2009 and effective on January 1, 2010, this plan was modified such that all future distributions from the plan will be in the form of our common shares instead of cash, except for distributions with a commencement date of December 31, 2010 or prior, which will be made in cash. As a result, the value of the deferred compensation will no longer be adjusted based upon the closing price of our common shares. The total amount of deferred compensation relating to this plan is included in "Accounts payable and accrued expenses" in the Consolidated Balance Sheets. Adjustments to the total value of the plan are reflected in "General and administrative expenses" in the Consolidated Statements of Operations. Distributions of $24,000 were made from this account during both 2009 and 2008. At December 31, 2009 and 2008, deferred director compensation totaled $2.5 million and $1.5 million, respectively.

Executive Compensation and Employment Agreements

We have a three-year employment agreement with the Chairman, President and Chief Executive Officer dated January 1, 1996, that is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Additionally, we have severance arrangements with certain other executive officers.

Annual Incentive Plan

In February 2009, the Executive Compensation Committee (the "Committee") approved the terms of the Annual Incentive Plan for Officers. Annual incentives emphasize pay for performance and serve as a key means of driving current objectives and priorities. The Committee determines specific compensation levels for the five most highly compensated officers ("Officers"), which includes our four "Named Executive Officers." Officers are rewarded for accomplishing our short-term financial and business unit objectives. In 2009, annual incentive opportunities for the Officers were determined at the discretion of the Committee. The Committee based its determination on one or more of the following measures of corporate performance: same property net operating income; physical occupancy; property operating margins; fixed charge coverage; interest coverage; total shareholder return (actual and relative); financing activity; performance against budget; execution of strategic objectives; leverage ratios; funds available for distribution and adjusted funds from operations. Business unit and individual performance were also considered. The Committee reviewed our earnings results each quarter and assessed management's performance. No specific targets or weightings amongst the aforementioned performance metrics were established. The Officers earned annual incentives of approximately $1.3 million, $1.4 million and $1.3 million in cash in 2009, 2008 and 2007, respectively.

Long-Term Incentive Plan

In February 2007, the Committee established the terms of the Company's 2007 Long-Term Incentive Plan ("LTIP") that is intended to create a stronger link to shareholder returns, reward long-term performance and foster retention of the executives. The Committee determines specific compensation levels for the five most highly compensated officers ("Officers"), which includes our four "Named Executive Officers." Each Officer had threshold, target and maximum award opportunities established that are expressed as a percentage of base salary. The framework of the LTIP includes a single-year and multi-year component.

Single-year component. Objectives under the single-year LTIP are established annually at the beginning of the year and evaluated at the conclusion of the year. If one or all of the objectives is met, a grant of restricted shares will be issued. One-third of the issued shares will vest immediately and the remaining two-thirds will vest in equal, annual installments. Restricted shares, if issued, have voting rights and dividends will be paid on them during the restricted period.

In February 2009, the Committee approved the terms of the 2009 single-year component of the LTIP. This component focused primarily on interest coverage and fixed charge coverage financial ratios and same property NOI over a one-year period, however the level of achievement under this component was determined at the discretion of the Committee. Officers earned approximately $1.1 million under the 2009 single-year LTIP.

In February 2008, the Committee approved the terms of the 2008 single-year component of the LTIP. This component focused on interest coverage and fixed charge coverage financial ratios and same property NOI over a one-year period. Officers earned approximately $1.3 million under the 2008 single-year LTIP.

In 2007, the single-year component of the LTIP focused on total shareholder return, our strategic objectives and property NOI over a one year period. Officers earned approximately $780,000 under the 2007 single-year LTIP.

Multi-year component. The multi-year component focused on performance over a three-year measurement period. When established in 2007, this component comprised approximately 50.0% of the total LTIP on an annualized basis over the three-year period. The multi-year long-term component focused on cumulative total shareholder return over the three-year period and continued employment with the Company. Any shares vesting under this plan will vest during the first quarter of 2011. Total shareholder return threshold, target and maximum objectives were established and a grant of restricted shares was issued in February 2007 with a value of $3.3 million. The TSR objectives under the 2007 plan were not met and only the shares that are attributable to continued employment with the Company are eligible for vesting at the end of the service period, which had a value of $403,000 when granted. Restricted shares have voting rights and dividends accrue and earn interest at a rate determined by the Executive Compensation Committee during the restricted period. Only the dividends and accrued interest attributable to shares that vest will be paid when such shares vest. Grants under the multi-year component are issued and metrics and objectives are established every three years.

17. COMPREHENSIVE INCOME

The following chart identifies our total comprehensive income for the years ended December 31, 2009, 2008 and 2007:

(In thousands)	Year Ended December 31, 2009	2008	2007
Comprehensive income:			
Net income attributable to AERC	$ 6,210	$ 34,627	$ 10,165
Other comprehensive income (loss):			
Change in fair value of hedge instruments	1,479	(1,849)	(979)
Total comprehensive income	$ 7,689	$ 32,778	$ 9,186

For information regarding the change in fair value of hedge instruments, see "Derivative Instruments and Hedging Activity" in Note 1.

18. SUBSEQUENT EVENTS

Dividends. On February 1, 2010, we paid a dividend of $0.17 per common share to shareholders of record on January 15, 2010, which had been declared on December 9, 2009.

On January 28, 2010, we declared a quarterly dividend of $0.54375 per Depositary Share on our Class B Cumulative Redeemable Preferred Shares, which will be paid on March 15, 2010, to shareholders of record on February 26, 2010.

Common Shares. On January 15, 2010, we sold 5,175,000 of our common shares in a public offering at a price of $11.10 per share, which resulted in total net proceeds of approximately $54.7 million.

Mortgage Notes Payable. On January 29, 2010, we prepaid a $42.0 million mortgage loan that was to mature in June 2010 with a portion of the proceeds from the January 2010 public sale of our common shares.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2009			
(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue as reported in Form 10-Q's	$ 33,458	$ 32,748	$ 32,866	
Revenue of sold/held for sale properties transferred to discontinued operations	(1,069)	-	-	
Revenue	$ 32,389	$ 32,748	$ 32,866	$ 32,415
Operating (loss) income	$ (33)	$ 267	$ -	$ -
Net income (loss)	$ 127	$ 11,742	$ (2,802)	$ (2,803)
Net income (loss) attributable to AERC	$ 113	$ 11,728	$ (2,816)	$ (2,816)
Basic and diluted earnings per share	$ (0.06)	$ 0.62	$ (0.23)	$ (0.23)

	2008			
(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue as reported in Form 10-Q's	$ 31,925	$ 32,751	$ 34,052	
Revenue of sold/held for sale properties transferred to discontinued operations	(1,010)	-	1	
Revenue	$ 30,915	$ 32,751	$ 34,053	$ 32,926
Operating (loss) income	$ (1,308)	$ 241	$ 325	$ 245
Net income (loss)	$ 38,659	$ (166)	$ (3,030)	$ (782)
Net income (loss) attributable to AERC	$ 38,645	$ (179)	$ (3,043)	$ (795)
Basic and diluted earnings per share	$ 2.27	$ (0.09)	$ (0.26)	$ 0.02

Historical (Selected Financial) Data

The following tables set forth selected financial and other data for us on a consolidated basis. The historical financial information contained in the tables has been derived from and should be read in conjunction with (i) our Consolidated Financial Statements and Notes thereto and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations both included elsewhere herein.

(In thousands, except per share, unit count and net collected rent amounts)	Year Ended December 31,				
	2009	2008	2007	2006	2005
Operating Data:					
Revenue					
Property revenue	$ 127,972	$ 127,848	$ 113,772	$ 102,771	$ 95,245
Management and service operations:					
Fees, reimbursements and other	1,287	1,784	10,990	11,689	11,723
Construction and other services	1,160	1,010	2,218	1,078	1,094
Total revenue	130,419	130,642	126,980	115,538	108,062
Total expenses	(106,615)	(106,705)	(104,562)	(96,068)	(90,158)
Interest income	46	132	429	650	627
Interest expense	(34,220)	(35,660)	(38,798)	(45,660)	(34,111)
(Loss) income before gain on disposition of investment, gain on insurance recoveries, equity in net income (loss) of joint ventures, and income from discontinued operations	(10,370)	(11,591)	(15,951)	(25,540)	(15,580)
Gain on disposition of investment	-	-	-	-	150
Gain on insurance recoveries	665	-	-	-	-
Equity in net income (loss) of joint ventures	-	1,502	(258)	(462)	(644)
(Loss) income from continuing operations	(9,705)	(10,089)	(16,209)	(26,002)	(16,074)
Income from discontinued operations:					
Operating income (loss)	568	(433)	5,563	(1,009)	3,807
Gain on disposition of properties	15,400	45,202	20,864	54,093	48,536
Income from discontinued operations	15,968	44,769	26,427	53,084	52,343
Net income	6,263	34,680	10,218	27,082	36,269
Net income attributable to noncontrolling redeemable interest	(53)	(53)	(53)	(61)	(63)
Net income attributable to AERC	6,210	34,627	10,165	27,021	36,206
Preferred share dividends	(4,199)	(4,655)	(4,924)	(5,046)	(5,130)
Preferred share repurchase costs	-	(143)	(58)	-	(2,163)
Discount/(premium) on preferred share repurchase	-	2,289	(114)	-	-
Allocation to participating securities	(423)	(730)	(338)	(770)	(623)
Net income applicable to common shares	$ 1,588	$ 31,388	$ 4,731	$ 21,205	$ 28,290
Earnings per common share - Basic and Diluted:					
(Loss) income from continuing operations applicable to common shares	$ (0.85)	$ (0.78)	$ (1.27)	$ (1.83)	$ (1.22)
Income from discontinued operations	0.95	2.71	1.55	3.07	2.70
Net income applicable to common shares	$ 0.10	$ 1.93	$ 0.28	$ 1.24	$ 1.48
Weighted average number of common shares outstanding	16,516	16,262	16,871	17,023	19,162
Dividends declared per common share	$ 0.68	$ 0.68	$ 0.68	$ 0.68	$ 0.68

	2009	2008	2007	2006	2005
Cash flow data:					
Cash flow provided by operations	$ 31,300	$ 24,665	$ 28,962	$ 17,912	$ 24,376
Cash flow provided by (used for) investing activity	16,450	41,051	(38,610)	73,935	4,421
Cash flow used for financing activity	(47,701)	(63,714)	(18,813)	(101,570)	(50,798)
Balance Sheet Data at December 31:					
Real estate assets, net	$ 638,535	$ 673,848	$ 659,586	$ 591,520	$ 645,937
Total assets	662,505	699,896	686,796	648,829	719,242
Total debt	525,836	557,481	556,695	498,634	573,570
Total shareholders' equity	99,440	105,621	89,786	112,051	108,980
Other Data:					
Net operating income (1) (5)	$ 72,765	$ 73,619	$ 62,033	$ 55,321	$ 51,831
Funds from operations (2) (6)	$ 19,836	$ 21,893	$ 17,659	$ 930	$ 15,217
Funds from operations as adjusted (3) (6)	$ 19,273	$ 21,706	$ 22,055	$ 16,453	$ 17,380
Total properties (at end of period) - includes joint ventures	48	50	64	66	74
Total multifamily units (at end of period) - includes joint ventures	12,108	12,672	14,450	15,355	17,395
Average monthly net collected rent per unit	$ 852	$ 858	$ 815	$ 750	$ 689
Physical occupancy (4)	93.9%	93.0%	94.1%	94.5%	92.9%

(1) We consider net operating income ("NOI") to be an important indicator of our overall performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expenses and construction and other services expense from total revenue. NOI should not be considered (i) as an alternative to net income determined in accordance with accounting principles generally accepted in the United States ("GAAP"), (ii) as an indicator of financial performance, (iii) as cash flow from operating activities (determined in accordance with GAAP) or (iv) as a measure of liquidity; nor is it necessarily indicative of sufficient cash flow to fund all of our needs. Other real estate companies may define NOI in a different manner.

(2) We calculate funds from operations ("FFO") in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries, and gains and losses from the disposition of properties and land. We calculate FFO per share using the weighted average shares outstanding amounts used in the calculation of basic and diluted earnings per share in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. FFO is used in the real estate industry as a supplemental measure of the operating performance of real estate companies because it excludes charges such as real estate depreciation that are generally considered not to be reflective of the actual value of real estate assets over time. Other real estate companies may define FFO in a different manner.

(3) Funds from operations ("FFO") as adjusted is FFO, as defined above, adjusted for certain corporate transactions to provide an amount that is more representative of the operations of our real estate portfolio. We consider FFO as adjusted to be a more appropriate measure of comparing the operating performance of our real estate portfolio between periods as well as to that of other real estate companies. Other real estate companies may define FFO as adjusted in a different manner.

(4) Physical occupancy represents the actual number of units leased divided by the total number of units available at the end of the period.

(5) Reconciliation of NOI to net income attributable to AERC:

(In thousands)	Year Ended December 31, 2009	2008	2007	2006	2005
Net operating income	$ 72,765	$ 73,619	$ 62,033	$ 55,321	$ 51,831
Depreciation and amortization	(34,937)	(35,913)	(29,288)	(26,011)	(25,928)
General and administrative expense	(14,024)	(13,769)	(10,327)	(9,840)	(7,999)
Interest income	46	132	429	650	627
Interest expense	(34,220)	(35,660)	(38,798)	(45,660)	(34,111)
Gain on disposition of investment	-	-	-	-	150
Gain on insurance recoveries	665	-	-	-	-
Equity in net income (loss) of joint ventures	-	1,502	(258)	(462)	(644)
Income from discontinued operations:					
Operating income (loss)	568	(433)	5,563	(1,009)	3,807
Gain on disposition of properties	15,400	45,202	20,864	54,093	48,536
Income from discontinued operations	15,968	44,769	26,427	53,084	52,343
Net income	6,263	34,680	10,218	27,082	36,269
Net income attributable to noncontrolling redeemable interest	(53)	(53)	(53)	(61)	(63)
Net income attributable to AERC	$ 6,210	$ 34,627	$ 10,165	$ 27,021	$ 36,206

(6) Reconciliation of net income attributable to AERC to FFO and FFO as adjusted:

(In thousands, except per share amounts)	Year Ended December 31, 2009	2008	2007	2006	2005
Net income attributable to AERC	$ 6,210	$ 34,627	$ 10,165	$ 27,021	$ 36,206
Depreciation - real estate assets	32,822	32,560	31,363	31,205	32,355
Depreciation - real estate assets - joint ventures	-	91	529	962	959
Amortization of joint venture deferred costs	-	-	17	34	34
Amortization of intangible assets	1,068	3,929	1,545	847	1,492
Preferred share dividends	(4,199)	(4,655)	(4,924)	(5,046)	(5,130)
Preferred share repurchase costs	-	(143)	(58)	-	(2,163)
Preferred share repurchase discount/(premium)	-	2,289	(114)	-	-
Gain on disposition of joint venture property	-	(1,603)	-	-	-
Gain on disposition of properties/gain on insurance recoveries	(16,065)	(45,202)	(20,864)	(54,093)	(48,536)
Funds from operations	19,836	21,893	17,659	930	15,217
Defeasance and other prepayment costs	-	1,959	4,224	15,523	-
Preferred stock repurchase costs	-	143	58	-	2,163
Preferred stock repurchase discount	-	(2,289)	114	-	-
Refund of defeasance costs for previously defeased loans	(563)	-	-	-	-
Funds from operations as adjusted	$ 19,273	$ 21,706	$ 22,055	$ 16,453	$ 17,380
Funds from operations per common share - basic and diluted	$ 1.20	$ 1.35	$ 1.05	$ 0.06	$ 0.79
Funds from operations as adjusted per common share - basic and diluted	$ 1.17	$ 1.33	$ 1.31	$ 0.97	$ 0.91
Weighted average shares outstanding - basic and diluted	16,516	16,262	16,871	17,023	19,162

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Board of Directors and Officers



Officers from left to right: Martin A. Fishman, John T. Shannon, Patrick J. Duffy, Beth L. Stoll, Jeffrey I. Friedman, Jason A. Friedman, Daniel E. Gold, Miria C. Rabideau, Michelle B. Creger and Lou Fatica

BOARD OF DIRECTORS

Albert T. Adams
Partner
Baker & Hostetler LLP

James M. Delaney
Consultant
AON Risk Services

Jeffrey I. Friedman
Chairman, President and Chief Executive Officer of the Company

Michael E. Gibbons
Senior Managing Director and Principal
Brown Gibbons Lang and Company L.P.

Mark L. Milstein
Project Manager
J. Holden Construction

James A. Schoff
Special Advisor to the Chairman
Developers Diversified Realty Corporation

Richard T. Schwarz[1]
Limited Partner
Edgewater Capital Partners

1 Lead Independent Director

OFFICERS

Jeffrey I. Friedman
Chairman, President and Chief Executive Officer

John T. Shannon
Senior Vice President of Operations

Lou Fatica
Vice President, Chief Financial Officer and Treasurer

Martin A. Fishman
Vice President, General Counsel and Secretary

Michelle B. Creger
Vice President, Associate General Counsel

Patrick J. Duffy
Vice President of Strategic Marketing

Jason A. Friedman
Vice President of Construction and Development

Daniel E. Gold
Vice President of Human Resources

Miria C. Rabideau
Vice President of Operations

Beth L. Stoll
Vice President of Operations


Atlanta, Georgia


Cincinna

Orlando,

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